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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSR PLC

*CURRENT ADDRESS

PROCESSED
NOV 07 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34982 FISCAL YEAR 12-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DAT : 11/2/08

RECEIVED

2008 NOV -3 A 11:22

82-34982

AR/S
12-28-07

4187346

WEDNESDAY

A9OWNZWL

A38 21/05/2008 15

COMPANIES HOUSE

CHANGING THE WAY THE WORLD CONNECTS.

THE WORLD IS GOING WIRELESS – AND CSR IS HELPING LEAD THE WAY TO MAKE IT HAPPEN

WE ARE WORLD LEADERS IN BLUETOOTH TECHNOLOGY IN THE CELLULAR MARKET OF MOBILE HANDSETS AND HEADSETS. WE BELIEVE THAT THE CONNECTIVITY MARKETS ARE FULL OF OPPORTUNITY AND WE WILL CONTINUE TO EVOLVE, ADDING NEW CAPABILITIES SUCH AS GPS AND WI-FI TO STRENGTHEN OUR POSITION. WE WILL ALSO INCREASE FOCUS ON NON CELLULAR SECTORS – INCLUDING MP3 PLAYERS, AUTOMOTIVE, GAMES CONSOLES AND PCs.

This Report does not constitute an invitation to underwrite subscribe for or otherwise acquire or dispose of any CSR plc shares This Report contains certain forward looking statements with respect to financial condition results operations and businesses of CSR plc These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts (see inside back cover) *Past performance is no guide to future performance and persons needing advice* should consult an independent financial advisor The Directors Report (Other Statutory Information) has been drawn up and presented in accordance with and in reliance upon applicable English company law and the liabilities of the directors in connection with that report shall be subject to the limitations and restrictions provided by such law

Directors' Report

Financial Statements

REVENUE +20% TO $849 MILLION
GROSS MARGIN 46.7%
OPERATING PROFIT* +14% TO $172 MILLION
OPERATING MARGIN* 20%
UNDERLYING DILUTED EPS* +13% TO $0.94 PER SHARE
DILUTED EPS +1% TO $0.83 PER SHARE

Underlying figures excluding the impact of amortisation of acquired intangible assets and the patent dispute settlement
Statutory income statement information is given on page 60 of the financial statements

CSR IS A LEADING PROVIDER OF WIRELESS CONNECTIVITY DURING 2007, WE SHIPPED OVER 50% OF THE WORLD'S BLUETOOTH CHIPS AND WERE DESIGNED-IN AROUND 60% OF ALL BLUETOOTH-QUALIFIED PRODUCTS.

WE EMPLOY OVER 1,000 PEOPLE, INCLUDING 700 ENGINEERS IN 10 COUNTRIES WORLDWIDE

WE WORK WITH THE WORLD'S LEADING BRANDS INCLUDING DELL, LG, MOTOROLA, NEC, NOKIA, PANASONIC, RIM, SAMSUNG, SHARP, SONY, TOMTOM AND TOSHIBA.

WE HAVE A GLOBAL REPUTATION FOR COMMERCIAL AND OPERATIONAL EXCELLENCE

IN 2007, WE GREW REVENUES BY 20% AND UNDERLYING OPERATING PROFITS BY 14%.

WE INVESTED AROUND $141 MILLION ON R&D

WE ACQUIRED NORDNAV TECHNOLOGIES AB AND CAMBRIDGE POSITIONING SYSTEMS LIMITED, ADDING TO OUR GPS TECHNOLOGY STRENGTH.

OUR PRODUCT ROADMAP INCLUDES BLUETOOTH, WI-FI, ULTRA WIDEBAND AND GPS PRODUCTS

WE EXPECT TO DELIVER OUR ONE BILLIONTH CHIP IN SPRING 2008.

WE FACE THE FUTURE WITH GREAT CONFIDENCE.

HANDSETS

MP3 PLAYERS

AUTOMOTIVE

GAMING

CONSUMER

STEREO HEADSETS

MONO HEADSETS

GPS

WI-FI

PCs

WE CURRENTLY HAVE OVER 50% UNIT MARKET SHARE IN BLUETOOTH AND AROUND 60% OF ALL DESIGN WINS

Ron Mackintosh, Chairman

(Left) Joep van Beurden, CEO
and Ron Mackintosh, Chairman

During 2007, we welcomed both a new Chairman and a new Chief Executive to CSR Ron Mackintosh (Chairman) and Joep van Beurden (CEO) came together to reflect on the last 12 months and to share their enthusiasm for the months and years ahead

Ron Mackintosh (RM) Joep, I think you'll agree that this has been a solid 12 months for CSR The financials show strong growth – revenue up by 20% with underlying diluted earnings per share up by 13% to $0 94 We delivered what we promised

Joep van Beurden (JvB) It's an impressive performance, and it's matched by the strong long-term opportunities we have identified I joined only a few weeks prior to the end of the year, but I knew CSR and had always admired the way the Company led its sector However, I have to admit that I was surprised at the extent of that leadership and the strengths that lie behind it

RM I've been a non-executive director at CSR since 2004 and I've seen the business strengthen year-on-year We currently have over 50% unit market share in Bluetooth and around 60% of all design wins We work with many of the world's top names, not only in the cellular markets of handsets and headsets but also in non cellular sectors of music players, automotive, PC and gaming Dell, LG, Motorola, Nokia, Samsung, Sony, TomTom and many more utilise our technology to increase the consumer appeal of their products Without CSR, many of the great technological strides in wireless communications that have been made in recent years simply wouldn't have happened

JvB What really excites me is that we're just at the start The world is going wireless – where there are wires there are opportunities for us We're only at the very beginning of what is a revolution CSR has clearly taken leadership and we have the ability and passion to maintain that position We have a huge opportunity in front of us, to use our products, our proven expertise and our investment in emerging technologies in order to help our customers take the world wireless

RM What have been your initial impressions of CSR?

JvB First, the quality, commitment and passion of our people Our R&D teams are without equal Time and time again, they raise the technological bar and extend our lead over the competition – not only in Bluetooth, where we continue to reduce cost and power consumption while adding, for example, GPS capability, but also in Wi-Fi, Ultra Wideband (UWB) and Near Field Communication (NFC)

WE ALREADY SUPPLY THE TOP FIVE HANDSET MANUFACTURERS AND OUR SUCCESS IN THIS SPACE IS PULLING THROUGH SALES IN HEADSETS.

Joep van Beurden, CEO

Secondly, I've been very impressed by our world-class operations and delivery track record. We operate at the highest level when it comes to production quality, consistency and order fulfilment. Customers have huge respect for our technological lead, but they also know that they can trust us to deliver on time and on budget. We expect to deliver CSR's one billionth Bluetooth chipset in Spring 2008, and that speaks volumes for our sustained quality performance.

Most importantly, though, we have a phenomenal product roadmap that will be the engine for the long-term growth of the business.

RM CSR currently focuses on three elements to deliver that roadmap and drive that growth. Bluetooth in the cellular markets of phone handsets and headsets, Bluetooth beyond those markets, in non cellular markets such as MP3 players, automotive and gaming and beyond Bluetooth for example in Wi-Fi and GPS. Do you see that changing in the coming year?

JvB Not in any significant way. Handsets are extremely important to us. We already supply the top five handset manufacturers and our success in this space is pulling through sales in headsets. We're also seeing major volumes in MP3 players and gaming. Bluetooth is an important wireless connection technology, and we see significant additional opportunity in adjacent wireless technologies such as FM radio, Wi-Fi, GPS, UWB and NFC. These products will continue to account for the majority of our R&D investment. Deepening and widening the business will be the key theme for the coming months and years. We'll maintain and exploit our core strengths in Bluetooth adding exciting new capabilities such as GPS, Wi-Fi and UWB.

RM I'd like to put on record my thanks to three people who departed from CSR during 2007. John Whybrow was an excellent Chairman and successfully oversaw an impressive period of growth for CSR following the IPO in 2004 and played an important part in supporting the transition to establishing CSR as a public company. John Scarsbrick made a substantial contribution to CSR, first as a non-executive director since 2004 and then as Chief Executive Officer, and Glenn Collinson a co-founder made an invaluable contribution to establishing CSR as a world leader. On behalf of the Board, I wish them well for the future.

Revenue $ 000


2007
848,622
2006
704,695
2005
486,531
2004
253,146

JvB Chris Ladas, our Senior Vice President of Operations, was appointed to the Board effective 1 January 2008 This underscores Chris' contribution to the Company and emphasises the importance we place on quality and operations Chris has almost 40 years of semiconductor experience and he and his team have been responsible for our world-class manufacturing and testing operations since May 2000

People are hugely important to CSR It's thanks to the energy and expertise of our R&D experts, commercial organisation, support teams and managers that we can help our customers bring so much productivity, enjoyment and new experiences to consumers across the world

RM It's something of a business cliche, but people will always be our most important asset From Cambridge to Tokyo, Bangalore to Shanghai we have over 1,000 people who worked tirelessly throughout the year to create the momentum that leaves us very well-positioned to continue to lead developments in wireless connections

JvB I believe we're in one of the most exciting segments of the technology world At CSR, there's a real hunger to make the most of our opportunities – and I very much look forward to playing my part in the next phases of the Company's long-term success

RM With the market opportunities, the strengths in our people and our technology that we have discussed, the long term outlook for CSR looks encouraging What is your view on the immediate future for 2008, particularly in view of what are evolving global economic issues?

JvB We enter 2008 with strong market share, a leading position in all segments and a pipeline of innovative new products such as MusiCore that are on-track and exciting in their potential

We have previously acknowledged that there would be a loss of market share in one top tier phone OEM which would affect 2008 We have already taken steps to address this and expect to recover this share in 2009 In all our other segments, we are confident of broadly maintaining market share during this year We have also made good progress at another top tier phone OEM who we have not previously supplied

All of this reinforces our confidence in our long-term outlook

For the short-term, we are fully aware of the current economic climate and consumer sentiment We are seeing a run-down in customer inventory levels, particularly in China, and customer caution on their own sales outlook For these reasons, we believe the first half revenues for 2008 will be broadly flat against last year, but the visible pipeline of new product introductions leads us to expect modest year-on-year revenue growth in the second half of this year

There is no doubt, however, that we face very considerable growth opportunities in the medium and longer term for our Bluetooth, Wi-Fi and GPS products Our new product development pipeline is strong with exciting products that are reinforcing our reputation for innovation, our technical lead and our ability to deliver substantial added value to our customers

For example, we have working GPS and Bluetooth silicon back from the foundry and we have introduced our MusiCore 'MP3 chip' End-customers want their mobile handsets to be MP3 players, but currently can only find phones with short playback times and mediocre audio quality MusiCore gives consumers around 100 hours music playback on a typical mobile handset with audio quality comparable to leading edge MP3 players It cuts the electronic bill of materials by about $2 for our customers

We have also just taped out our BlueCore7 combination chip which combines Bluetooth, FM transmit, FM receive, Ultra Low Power Bluetooth and GPS RF on a single die

Our plans for the longer term, specifically our ambition to grow our revenue to $2 billion by 2012 will be the product of an operational assessment currently being conducted and which will be reported on in the spring

I joined CSR because the world is going wireless – where there are wires, there are opportunities for CSR With our current product line-up, compelling product roadmap and strong design-in pipeline, I have every confidence that CSR will capitalise on the opportunities and make further substantial progress in the current financial year and beyond

Underlying R&D Expenditure $ 000


2007
140,932
2006
107,252
2005
59,425
2004
27,583

CSR: ENERGISING THE FUTURE

JAMES COLLIER
Recognised and respected throughout our industry, James is a co-founder of CSR and has been the Company's Chief Technical Officer since April 1999 Prior to founding CSR, he worked for Cambridge Consultants Ltd, where he formed the microelectronics group in 1987 James has a degree in physics from the University of Oxford

Last year CSR invested around $141 million in R&D, with approximately two thirds directed towards existing technologies such as Bluetooth and Wi-Fi The balance fuelled the pipeline of the future and is already generating exciting opportunities

Research is our foundation strength We operate at the leading-edge of science and typically invest around 17% of our revenues in R&D in order to maintain and stretch our lead over the competition

Within our sector, we have a reputation as the place where the brightest minds are able to do their best work Our 700 engineers work in small teams to create the technology that sets standards and helps define the way the world connects It is demanding but rewarding work, the technical challenge is a key factor in our ability to attract the most talented people to CSR

Exploiting Bluetooth

Our teams continue to push back the Bluetooth boundaries BlueCore5, our fifth generation of Bluetooth products, is in volume production and has multiple design wins at top tier phone original equipment manufacturers (OEMs) BlueCore6 has started volume production and has the best performance of any Bluetooth chip on the market delivering the lowest power consumption, best RF capability and product support BlueCore7 is expected to begin sampling soon With each generation, the functionality of our chips increases while, at the same time, power consumption and size decreases We are also relentlessly focused on securing further production cost benefits All this delivers important added value to our customers

The attach rate – the percentage of handsets sold which feature Bluetooth – is already at 50% and we believe it is set to increase further With costs of basic Bluetooth-only chips nearing the $1 mark, it becomes realistic for manufacturers to include Bluetooth as standard

Cost is not the only driver for market penetration Legislation worldwide continues to open up new markets for hands-free communication, particularly in cars Our own expertise also adds significant momentum in the switch to wireless technology We are respected industry leaders and our assessments and opinions of market opportunities can help shape the industry For example, we have encouraged people to consider the benefits of combining Bluetooth with the audio functions We are already sampling a chip branded 'MusiCore', combining all audio functions with Bluetooth and this has been well received by our customers It provides better performance at a significantly lower price than alternative solutions

Extending Wi-Fi

Although Wi-Fi adoption has been slower than anticipated, UniFi, our Wi-Fi product, is gaining good traction UniFi is now in volume production and products with Wi-Fi implementations have started to emerge Using CSR silicon, there is now a smartphone and a personal navigation device on the European market, both under the Mio brand We have also seen growing interest from the smartphone market in Asia Towards the end of the year CSR launched RadioPro, a hardware and software solution based on UniFi for building Wi-Fi connected internet radio products

Wi-Fi is different to Bluetooth and is more suited to any situation where fast transfer of large files between devices is required A major reason for our success is that our Wi-Fi solution can coexist effectively alongside Bluetooth in the same device For example, consumers can make calls via Bluetooth while also carrying out a Wi-Fi activity such as uploading music files at the same time without the performance of either function being compromised No competitor can rival our solution for coexistence between Wi-Fi and Bluetooth

We have over 30 active customer projects in this segment, awarded predominately as a result of CSR's industry leading co-existence performance Looking forward, we see increasing integration of media functionality into handsets as a strong driver to Wi-Fi due to the requirements to synchronise files with a PC or other media-store

For 2008, we anticipate a number of important design-ins from top tier manufacturers We also expect to see UniFi being incorporated alongside Bluetooth in MP3 players and personal navigation devices, where it will enable faster downloads of media and map data

In 2008, CSR's revenue from Wi-Fi based products is expected to be over $20 million

Developing GPS

In January 2007, we acquired NordNav Technologies AB and Cambridge Positioning Systems Limited These purchases, supported by our R&D expertise, have created a market-leading capability in GPS and, just as we have done with Bluetooth, we intend to make GPS – more specifically our GPS solution – universal across the market

What is so special about our GPS? First, it is a fraction of the cost of the alternative solutions because of the synergy our engineers have been able to create between CSR's Bluetooth and GPS Secondly, ours is predominantly a software solution whereas others have pursued a hardware approach History supports this choice every established radio standard has been led by software and we are confident that GPS will be no different

In performance terms, our solution gives customers clear advantages It is more sensitive in 'urban canyons' and re-acquires a signal more quickly when necessary By integrating GPS positioning technology with the cellular-based system developed by Cambridge Positioning Systems, we are able to give accurate fixes deep inside buildings For the first time, this means cellular operators can offer a reliable service to consumers, an important prerequisite for advanced GPS-based services

We believe that GPS functionality will serve as a gateway to billable services offered by mobile operators For example, our 'push to fix' service can identify the nearest restaurant, fuel station or any other location – using only 10% of the energy required for a hardware-driven solution and costing the equivalent of less than a second of talk time

In the US, legislation demands that all mobile phones are able to report their positions to emergency services Currently, mobile operators don't have the systems and technology to comply effectively Our GPS solution will deliver an inexpensive location service which will help phone users in need of emergency assistance and keep operators within the law

James Collier
Chief Technical Officer

WE ARE CHANGING THE WAY THE WORLD CONNECTS BY DEVELOPING PRODUCTS FOR LEADING MANUFACTURERS IN TWO DISTINCT MARKETS: CELLULAR HANDSETS AND HEADSETS; AND NON CELLULAR SUCH AS GAMES, AUTOMOTIVE AND MP3 PLAYERS.

QUALITY PRODUCTS

CSR HAS A TRACK RECORD IN ALL KEY MARKET AREAS, DRIVEN BY PROVEN TECHNICAL ADVANTAGES

HIGHLIGHTS

- INDUSTRY-LEADING PERFORMANCE
- ATTACH RATE FOR BLUETOOTH IN CELLULAR HANDSETS NOW 50% AND RISING
- LEADING THE CELLULAR HEADSET MARKET
- OVER 50% GROWTH IN NON CELLULAR REVENUES

Our chips deliver many major technical advantages Size and cost are critical commercial battlegrounds, particularly with handsets and headsets We are able to put more capability into a smaller area of silicon, so our customers can offer more powerful yet smaller products The size of chip is also the biggest factor in cost So by designing smaller we reduce overall costs

Power consumption is a vital consideration Manufacturers have to strike a balance between the size of battery and the capability of the device Our chips typically require 20% to 50% less power than our competitors so customers can specify smaller and lighter batteries

We also provide improved coexistence Customers and consumers want multiple technologies in the same product We can overcome the technical challenges of coexistence and incorporate both Bluetooth and Wi-Fi in the same device

Interoperability is a key CSR advantage Our customers trust us to provide connections between many different sorts of products, from cellular handsets and headsets to MP3 players

It is also easy to design CSR chips into products We supply chips and software together, so customers can design with confidence

Finally, we lead the industry in terms of functionality We continue to add functionality to our connectivity products, such as FM transmit, FM receive, Ultra Low Power Bluetooth and GPS

Cellular – Handsets
Half of all handsets sold now incorporate Bluetooth technology

In 2007, we believe that the attach rate for Bluetooth in handsets was between 45% and 50%, it was just 14% in 2004 We expect that figure will continue to rise in 2008 to between 55% and 60% as Bluetooth penetrates further down the phone tiers into less expensive handsets

CSR maintained a strong position in this growing segment through 2007 and we expect 2008 to be another strong year for CSR, despite the loss of some market share at a top tier phone OEM, (share we expect to recover in 2009)

During 2007, we made substantial shipments to the top mobile phone manufacturers, again demonstrating the quality of our products and the reputation we hold with the most demanding customers We made good progress on design wins in the Korean market with important successes with both Samsung and LG We also recorded strong shipments into China

We have always been strong in GSM handsets, but in 2007 we complemented this with significant design wins in the CDMA phone market, which includes the US and much of the Far East For example, in Japan we shipped to Sanyo, Toshiba and – for the first time – Sony Ericsson

Cellular – Headsets
2007 saw us retain leadership of the headset market, with a market share of around 80%

The majority of our business is in mono headsets, working in tandem with a phone handset for hands-free activity Demand for stereo headsets is currently relatively small, but we believe this is set to rise rapidly We believe that the pull-through rate of headsets to Bluetooth handsets will increase from the high teens level seen today Underpinning this confidence of increased pull-through is our view that 2008 will be characterised by growth at the high end, building on the success of the Jawbone headset, an increase in stereo headset markets – as many new phones now incorporate stereo profiles, interesting new headset approaches for adoption, as well as the continued development of the low end headset segment

Non cellular
Our non cellular segment saw over 50% revenue growth in 2007 to over $180 million and now comprises over 22% of total revenue

In the medium term a substantial proportion of all Bluetooth units are expected to be for applications and products beyond the cellular market Chips into the non cellular market are generally of higher specification with more value add to our customers and consequently in some applications have a higher average selling price (ASP)

Wireless connectivity is now a clear differentiator in the music segment and many leading Personal Media Players (including MP3 players) incorporate CSR's Bluetooth technology, including Sony's new 'Rolly' player and Panasonic's 'D-Snap' Our new 'BlueCore Player has the industry's lowest bill of materials and allows manufacturers to have a low cost wireless MP3 player on the market within weeks

Towards the end of the year we launched RadioPro, a radical new hardware and software solution for internet radio products, which give consumers a choice of over 12,000 different channels RadioPro allows our customers to build a solution with a bill of materials of less than $15

QUALITY IS THE CORNERSTONE OF CSR'S SUCCESS TO DATE AND THE FOUNDATION FOR THE COMPANY'S FUTURE WORLDWIDE MAJOR CUSTOMERS TRUST CSR'S HIGH QUALITY TECHNOLOGY TO GENERATE CONSUMER APPEAL

James Collier

In automotive, Bluetooth penetration has increased to 10% and continues to grow Our technology is at the heart of Ford Sync, Ford's fully integrated, voice-activated in-car communications and entertainment system One of our BlueCore5 variants, BlueCore5 Multimedia, is now also being incorporated in new build cars, with Toyota using the chip for their newly released G-BOOK integrated telematics and navigation systems We also continue to lead the industry in aftermarket car-kit solutions

UWB increases the speed of data transmission and is increasingly incorporated into PCs and laptops We are on track to provide a low power UWB solution designed specifically for mobile phones and other portable devices in 2008

In gaming, the category leader, Sony, specified CSR for the PlayStation 3 Bluetooth means that controllers no longer require wires, adding to the gaming experience CSR remains very well placed in the gaming segment and expects to see strong growth in 2008

1 NO TO WIRES, YES TO FREEDOM

2 LEADING AUTOMOTIVE PRODUCTS RELY ON OUR TECHNOLOGY

3 CSR MAKES GAMING MORE FUN

1

2

3

WHEREVER THERE ARE WIRES, THERE ARE OPPORTUNITIES FOR OUR TECHNOLOGY TO TRANSFORM CONSUMERS' LIVES. WE ARE AN ESTABLISHED PLAYER IN THE MARKET, WITH AN R&D PIPELINE THAT IS GEARED TO LONG-TERM SUCCESS.

QUALITY OPPORTUNITIES

THE MOVE AWAY FROM WIRES AND TOWARDS WIRELESS SOLUTIONS IS GAINING MOMENTUM HUGE OPPORTUNITIES ARE EMERGING OPPORTUNITIES FOR WHICH WE ARE WELL POSITIONED TO TAKE ADVANTAGE.

HIGHLIGHTS

- POSITIONED FOR GROWTH
- HUGE OPPORTUNITIES IN CELLULAR HANDSETS AND HEADSETS AND NON CELLULAR MARKETS

1 BUILDING RELATIONSHIPS WITH NEW CUSTOMERS – FOR EXAMPLE IN MEDICAL DEVICES SUCH AS THE SWIRL HEART RATE MONITOR A DEVICE COMBINING A MEDICAL APPLICATION WITH A FUNCTION ENABLING THE WEARER TO LISTEN TO MUSIC WHILST EXERCISING

2 EXPLOITING NEW MARKETPLACES

NOBODY LIKES WIRES. THERE ARE TREMENDOUS OPPORTUNITIES FOR US IN OUR TRADITIONAL MARKETS BUT ALSO IN NEW AREAS, PARTICULARLY IN NON CELLULAR PRODUCTS WHERE WE ANTICIPATE RAPID EXPANSION

Joep van Beurden

CSR is in a strong position We have the R&D expertise, the manufacturing capability and the established relationships with key manufacturers to exploit the significant opportunities which lie ahead

Towards a wireless world
Our growth will be pushed by the new possibilities engineered by ourselves and our partners and pulled by consumer demand for wireless solutions It will also be driven by other factors, such as safety legislation which promotes hands-free devices

Rolling out the roadmap
Our GPS solution has already attracted significant interest from leading customers We officially launched our GPS technology in early 2008

At the same time, we continue to develop our Bluetooth products called BlueCore The next generation will integrate Bluetooth, FM transmit, FM receive, Ultra Low Power Bluetooth and GPS and is expected to win extensive business in domestic and industrial products as well as in the medical marketplace

Capitalising on our market opportunities
The market for CSR's products, the connectivity market, is deemed by industry analysts to be the fastest growing wireless market over the next five years From mobile handsets to digital televisions, our total addressable market for products that require wireless connection is estimated to be over five billion units by 2012

WE WILL ENSURE THAT WE EXPLOIT THE ENORMOUS OPPORTUNITIES NOW OPENING UP TO US. WE WILL CONTINUE TO INVEST IN OUR TECHNICAL LEADERSHIP, OUR PEOPLE, OUR OPERATIONAL CAPABILITIES AND OUR SALES AND MARKETING RESOURCES.

QUALITY DIRECTION

THERE IS SIGNIFICANT DEMAND FOR CSR PRODUCTS. WE WILL CONTINUE TO BUILD ON OUR TECHNICAL AND OPERATIONAL STRENGTHS IN ORDER TO RETAIN OUR POSITION AS WORLD LEADERS IN WIRELESS CONNECTIVITY.

HIGHLIGHTS

- MAINTAINING LEADERSHIP IN CORE MARKETS
- DEEPENING AND WIDENING INTO NEW, PROMISING AREAS
- CONTINUING TO ENHANCE A WORLD-LEADING OPERATIONAL, SALES AND MARKETING CAPABILITY

We will strive to maintain leadership in Bluetooth, and develop Bluetooth in areas beyond the handset and headset markets Deepening and widening will continue to be a major theme over the coming years as we establish ourselves in new areas, including GPS and Wi-Fi

Maintain our leadership in the Bluetooth cellular markets of handsets and headsets
In our existing markets, we will continue to meet the toughest requirements from our customers We are strong in both the handset and headset markets

Deepen the penetration of Bluetooth beyond handsets and headsets
There are many opportunities to proliferate Bluetooth and to deepen our business beyond handsets and headsets The non cellular sectors including Personal Media Players, automotive, games consoles and PCs and peripherals are all areas with substantial promise

Widen into adjacent wireless markets
Our GPS solution will provide customers with the lowest cost and the best performance Our GPS roadmap supports our ambition to take a leading position in mobile phone location technology

1

2

1 THE EXPERTISE TO CREATE NEW FUNCTIONALITY

2 WE ENABLE THE BRIGHTEST PEOPLE TO DO THEIR BEST WORK

CUSTOMERS UNDERSTAND THAT WE ARE TAKING THE INDUSTRY INTO NEW AND EXCITING DIRECTIONS AND THEY WANT TO BE PART OF THAT JOURNEY. WE ARE NOT ONLY CHANGING THE WAY THE WORLD CONNECTS, BUT THE WAY IT WORKS, PLAYS AND ENJOYS ITS LEISURE TIME

Joep van Beurden

With UWB, we are targeting early and sustained leadership, while the market for embedded Wi-Fi is growing, with strong design activity

Supporting our people
Technical leadership is only possible by attracting and retaining the best engineers in the industry CSR is already an employer of choice for the most talented individuals and we will continue to ensure we offer the opportunities to maintain our leadership

Investing in operational excellence
We have a reputation for high quality products Manufacturers choose to work with CSR not only for our technological edge, but also for reliable supply, proven quality and excellent cost advantages

CSR is a 'fabless' semiconductor company All wafer fabrication, assembly, testing and shipping is subcontracted to Taiwan Semiconductor Manufacturing Company (TSMC) and Advanced Semiconductor Engineering (ASE) TSMC is the largest wafer manufacturer in the world offering the leading technologies in wafer fabrication

ASE is the largest packaging and testing company in the world with significantly greater capability and capacity than any other supplier

In 2007, we continued to build on the strong relationships with both of these world-leading companies – ensuring that our customers benefit from an operational capability focused on unmatched quality In 2008 we will expand our manufacturing base by qualifying ASE's manufacturing site in Shanghai, China for assembly of low cost packages for our BlueCore product families In addition, we will qualify a sixth TSMC wafer fabrication site for both 130nm and 90nm products The continued expansion of CSR's manufacturing base provides better access to additional capacity in response to increases in demand

Enhancing a world-class sales and marketing organisation
CSR is a customer-led company We help our customers create products that enhance the lives of their customers, and we succeed through a commercial capability that is as well-respected as our technical expertise

Our sales and marketing teams are at the heart of our drive to build and maintain close working relationships with top tier manufacturers in all our product areas, from handsets and headsets to MP3 players, internet radios and satellite navigation systems for vehicles Those relationships are built on trust, service and the knowledge that CSR, more than any other company, can help customers continue to energise the wireless revolution

THE WORLD'S LEADING PROVIDER OF BLUETOOTH TECHNOLOGY, WE HAVE OVER 1,000 SKILLED PROFESSIONALS OPERATING OUT OF TEN COUNTRIES

Employee figures as at 28 December 2007

DALLAS, USA
EMPLOYEES 54

BANGALORE, INDIA
EMPLOYEES 113

AALBORG, DENMARK
EMPLOYEES 43

SEOUL & GUMI, SOUTH KOREA
EMPLOYEES 30

DETROIT, USA
EMPLOYEES 31

CAMBRIDGE, EDINBURGH & LINCOLN, UK EMPLOYEES 659

SHANGHAI, CHINA
EMPLOYEES 13

TAIPEI & CHUNGLI, TAIWAN
EMPLOYEES 26

TOKYO, JAPAN
EMPLOYEES 18

SOPHIA ANTIPOLIS, FRANCE
EMPLOYEES 17

STOCKHOLM & LUND, SWEDEN
EMPLOYEES 58

Paul Goodridge
Finance Director

2007 was another strong year for CSR with revenue up 20% to $848 6 million in 2007

CSR plc is the holding company of an international group of companies with its headquarters in Cambridge, in the UK CSR plc listed on the London Stock Exchange in March 2004 and is a constituent of the FTSE 250 Index

Principal Activities
We design and supply single chip wireless devices Through our BlueCore range of products, we are the market leader in the supply of single chip solutions for Bluetooth wireless voice and data communications, providing low cost, high performance integrated circuits (ICs or silicon chips) to manufacturers of a wide range of electronic devices These include mobile phones, headsets, laptop PCs, PC peripherals, games consoles, stereo headphones, MP3 players and automotive based systems We supply over 450 end customers including Dell, LG, Motorola, Nokia, NEC, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba We are extending beyond Bluetooth to bring a broader range of short-range wireless technologies to market, namely Wi-Fi, GPS, FM radio, UWB (Ultra Wideband) and Ultra Low Power Bluetooth

We are organised around our research and development team of 714 staff as at the year end (2006 609) The majority of these are based in Cambridge in the UK, with teams in Aalborg in Denmark, Stockholm and Lund in Sweden, Dallas and Detroit in the US, Sophia Antipolis in France and Bangalore in India Our sales and marketing function is centred in Cambridge in the UK with sales liaison offices in Dallas and Detroit in the US, Taipei in Taiwan, Seoul and Gumi in South Korea, Tokyo in Japan and Shanghai in China

CSR is a 'fabless' semiconductor company All wafer fabrication, assembly and test, and shipping is subcontracted to Taiwan Semiconductor Manufacturing Company (TSMC) and Advanced Semiconductor Engineering (ASE) in Taiwan Currently, the majority of manufacturing is located in Taiwan to minimise production cycle time and inventory, simplify logistics and to take advantage of a common language and culture We use a number of TSMC wafer fabrication sites, four different sites in Taiwan and a fifth in the US, in addition to two test sites with ASE with a third being added in 2008 By increasing sourcing options, we are better placed to deal with any unplanned interruptions at any single location, as well as having access to additional capacity to respond to increases in demand

Our partnerships with TSMC and ASE provide us with leading-edge manufacturing technology and strong support in satisfying capacity requirements and controlling costs Using this production process has enabled us to successfully ship nearly one billion Bluetooth single chip devices lifetime to date, whilst aggressive cost management has maintained margins as selling prices come down This quality of production process encourages adoption of our technology in the products of current and potential customers

We market to Original Equipment Manufacturers (OEMs) and Original Design Manufacturers (ODMs), principally through our own direct sales force and, in North America, through sales representatives We also market our chips through a network of distributors

Our marketing efforts are supported by a team of applications engineers who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products

This support is generally provided without charge to customers who have the potential to purchase large volumes of products An important part of our marketing effort involves providing technical support to product developers to encourage them to design products using our chips For this purpose, we provide a range of development kits and tools

Strategy
Our objective is to be the supplier of choice of single chip solutions for wireless voice and data communications The key elements include

Bluetooth in Cellular Applications
Our core strength is in mobile handsets and headsets and our strategy is to strengthen our position in this market

Bluetooth in Non Cellular Applications
The second element of our strategy is to take the products and technologies we have developed for handsets and headsets and develop derivatives for the PC, automotive and consumer marketplaces amongst others

Beyond Bluetooth in Cellular and Non Cellular Applications
We will continue to add value beyond Bluetooth, in both the cellular and non cellular markets by integrating GPS, Wi-Fi and other wireless technologies

REVENUE INCREASED FOR THE SEVENTH CONSECUTIVE YEAR TO $848.6 MILLION AND REPRESENTED A 20% INCREASE ON 2006 REVENUE OF $704.7 MILLION.

Paul Goodridge

Markets
The markets in which we operate are intensely competitive and are characterised by rapid technological change, evolving industry standards and declining costs Our primary competition includes Broadcom and Texas Instruments

We provide our customers with industry-leading solutions, including a wide range of benefits which are discussed in more detail on pages 9 to 21

Operating review
The Bluetooth market continued to grow strongly in 2007 in both cellular and non cellular applications

We have maintained our leading position in the Bluetooth market with a strong design win record During 2007, the Bluetooth SIG (Special Interest Group) changed the basis on which it reported the successful supplier of Bluetooth for Bluetooth product qualifications, hence it is no longer possible to provide independently verifiable design win market share data However, we do maintain internal records of our own design wins As a rule, these design wins will be an indicator of future revenue although some design wins are for products such as mobile phones which sell in more volume than others, whilst some product qualifications never go to production

Revenue increased for the seventh consecutive year to $848 6 million and represented a 20% increase on 2006 revenue ($704 7 million)

In 2007, we reorganised into two reportable segments, Cellular, which includes mobile phones and headsets and Non Cellular, which includes applications beyond the mobile phone including PC, automotive and consumer applications

We have identified business segments based on the internal reporting within the Group and have chosen to aggregate those business segments which meet the aggregation criteria specified in International Financial Reporting Standard 8 for disclosure as reportable segments

Cellular Segment
We believe that the attach rate for Bluetooth in handsets was between 45% and 50% in 2007

During the year, we achieved significant design wins including importantly, successes in Korea, China and Japan for both GSM and CDMA handsets which are expected to generate revenues in 2008

Our BlueCore4-ROM chip is the biggest selling Bluetooth chip in history and remained very popular in 2007 BlueCore5-FM began to be designed into products and went into volume production in 2007, while BlueCore6 is in mass production with significant design-in activity and BlueCore7 taped out on schedule

Significant long term growth is forecast in the global wireless headset market Due to a superior product offering, we enjoy a leadership position across all sectors of the headset market and our market share was estimated to be around 80% for 2007

Our leading position in the mono headset sector continued The demand for stereo headsets is being driven by the growing number of mobile phones designed to support Bluetooth stereo audio streaming, and other products such as MP3 players, PCs and games consoles

The market for embedded Wi-Fi has been slower to grow than anticipated With demand concentrated on a relatively small number of high-end phones, revenues from Wi-Fi solutions have been modest in 2007

Non Cellular Segment
Significant Bluetooth growth is happening in the non cellular segment, where we are the wireless connectivity provider of choice and achieve the majority of all product qualifications In 2007, the increasing trend of incorporating Bluetooth into applications beyond cellular continued

Revenue from non cellular applications has increased by over 50% from 2006 and now comprises over 22% of revenues

Revenues from the games console sector more than doubled in 2007 and we continue to target new customers in the gaming market where low latency is a key differentiator

Wireless connectivity is now widely demanded in the consumer sector We believe that wireless connectivity will be a major differentiator in MP3 players in 2008 We launched BlueCore Player in 2007, a single-chip example reference design for wireless MP3 players which offers OEMs and ODMs a radically new approach to a music player design a solution that is compatible with standard Bluetooth wireless stereo headphones and implemented in a single chip, replacing as many as six or more in some current designs

During 2007, we continued to drive wireless connectivity into HiFi systems with Bluetooth design-ins at Sony and Philips

The automotive market continues to provide significant growth opportunities as Bluetooth connectivity is being incorporated into a growing range of new build cars We experienced a strong level of design wins in 2007, cementing our market leading position in this area The Bluetooth attach rate in new build cars has increased to around 10% and is expected to continue growing Aftermarket car-kit solutions remain a growth market due to tougher legislation in the UK and the US

Revenues for the supply of Bluetooth in PC's increased in 2007 We continue to add new functionalities to our Vista Features Pack which works with Microsoft's Vista Bluetooth software, including the ability to integrate Skype with our audio drivers so that a user can, for example, answer an incoming Skype call by pressing a button on their Bluetooth headset

Production process and supply chain
We continue to invest in advanced production processes and have strong relationships with our major subcontractor partners, TSMC and ASE We use five of TSMC's wafer fabrication plants, including one in the US and one which is specifically for 300mm wafers, allowing us to achieve dual sourcing objectives, along with geographical separation of manufacturing sites Similarly, we now dual source assembly and test operations between ASE Chung-Li and ASE Kaohsiung in Taiwan with plans to add a third qualified site in 2008

We extended our IC test strategy during 2007, with a further three Teradyne Flex Testers consigned to ASE production sites in Taiwan This strategy has been effective in reducing production costs and avoiding capacity issues

GPS Acquisitions
On 12 January 2007, we completed the acquisitions of the entire issued share capital of NordNav Technologies AB ('NordNav') and Cambridge Positioning Systems Limited ('CPS') NordNav, based in Sweden, was acquired for an initial cash consideration of $40 million A further cash consideration of up to $35 million is payable subject to future performance objectives being met by NordNav with $7 9 million of this being paid in 2007 CPS, based in Cambridge, UK, was acquired for a total cash consideration of $35 million

The development of our software based GPS solution is on schedule See page 9 for details

Research and Development
We devote substantial effort to R&D, which underpins and sustains our success We are conscious of the need to ensure adequate financial and human resources are available for R&D, and these issues and future planning are considered at an operational level and at each Board meeting In 2007, underlying R&D costs were $140 9 million (2006 $107 3 million) representing 16 6% (2006 15 2%) of turnover

Patents
As a result of our R&D effort and recent acquisitions, we have nearly 200 granted patents and a significant number of further applications in process

During 2007, we reached an agreement with the Washington Research Foundation (WRF) to settle the patent infringement suit issued against 12 of our customers We remained of the view that WRF's infringement suit against our Bluetooth chips was without merit Notwithstanding this, we believed that an early resolution of the claim was both in our and our customers' best interests and accordingly a payment of $15 million was made in April 2007

We obtained an undertaking from WRF not to sue us, our suppliers, customers or end users for the alleged infringement by our products of the patents asserted in the suit

Key Performance Measures
We use a range of financial performance measures, reported on a periodic basis, to assess the Group's performance over time

To measure growth of the business
Revenue representing sales of single chip radio devices to customers, sales of services to customers and royalty income from products sold under a royalty earning licence net of any estimated provisions for credit notes and returns

To measure performance of the business
Underlying earnings per diluted share is used as a measure of the interest each potentially dilutive share has in the performance of the business Underlying earnings per diluted share is calculated as net profit for the period before the impact of amortisation of acquired intangible assets and the patent dispute settlement in 2007, (referred to under 'Patents') divided by the number of potentially dilutive shares outstanding

To measure working capital management
Inventory turns is used as a measure of the management of inventory levels in the business and represents the number of times inventory turns-over in a period based on the previous three months cost of sales

Days sales outstanding (DSO) is a measure of the average number of days that it takes us to collect revenue after a sale has been made We calculate DSO by taking the balance of trade receivables outstanding at the end of a period, dividing by the revenue for the period and then multiplying by the number of days in the period

Free cash flow is used to represent the cash that we are able to generate after cash outflows on capital expenditure We calculate free cash flow as cash generated by operations less expenditure on tangible and intangible assets in the financial period

	2004	2005	2006	2007
Revenue ($m)	253 1	486 5	704 7	848 6
Underlying diluted earnings per share ($)	0 48	0 63	0 83	0 94
Inventory turns (turns)	5 7	5 0	3 5	6 3
Days sales outstanding (days)	40	42	45	37
Free cash flow ($m)	28 6	84 6	37 8	222 9

Financial Review including critical accounting policies

The table below summarises certain financial statistics for the 52 week period ended 28 December 2007 Underlying results exclude the amortisation of acquired intangible assets and, in 2007, the patent dispute settlement explained on page 27 A statutory format income statement is on page 60 of the financial statements

Financial performance

	2007 $ Million	2006 $ Million	Change 06/07
Revenue	848 6	704 7	+20%
Gross Profit	396 3	328 7	+21%
Gross Margin	46 7%	46 6%	+0 1%
*Underlying R&D	140 9	107 3	+31%
% of revenue	16 6%	15 2%	+1 4%
*Underlying SG&A	83 6	70 4	+19%
% of revenue	9 9%	10 0%	-0 1%
*Underlying operating profit	171 7	151 1	+14%
% of revenue	20 2%	21 4%	-1 2%
Operating profit	150 1	149 0	+1%
% of revenue	17 7%	21 1%	-3 4%
*Underlying earnings per share($) (Diluted)	0 94	0 83	+13%
Earnings per share($) (Diluted)	0 83	0 82	+1%

*Underlying numbers exclude the amortisation of acquired intangible assets and in 2007 the patent dispute settlement

Revenue increased for the seventh consecutive year to $848 6 million and represented a 20% increase on 2006 revenue (2006 $704 7 million)

Through wafer cost and other product cost reductions, we have continued to maintain gross margin at over 46% of revenue in 2007

Operating expenses

Continued investment in R&D, including costs associated with the acquired GPS technology, and investment in current and future wireless solutions projects led underlying R&D costs to increase by 31% when compared to 2006 (2006 increase over 2005 55%) Investment in applications engineers and sales people continued during 2007 and general and administration costs have increased to support the growing levels of business

Underlying operating profit was $171 7 million at 20 2% margin compared to $151 1 million in 2006, (21 4% margin) Operating profit in 2007 increased to $150 1 million compared to $149 0 million in 2006

Investment income

Investment income increased to $7 9 million in 2007 compared to $6 1 million in 2006 as a result of increased levels of cash and cash equivalents and treasury deposits

Taxation

The tax charge for the period was $42 8 million (2006 $43 2 million) giving an effective tax rate for the period of 27 5% (2006 28 0%) This is below the statutory rate of 30 0% principally due to the availability of enhanced tax relief on R&D expenditure and also due to the change in the carrying amount of deferred tax assets and liabilities as a result of the reduction in the UK statutory rate from 30% to 28% from April 2008 that has now been fully enacted

Earnings per share

Underlying diluted earnings per share was $0 94 an increase of 13% compared to $0 83 in 2006 Diluted earnings per share was $0 83 for 2007, compared to $0 82 for 2006 Basic earnings per share was $0 86 compared to $0 86 for 2006

Cash Flow

	2007 $ Million	2006 $ Million
Operating profit	150 1	149 0
Non-cash items	42 4	28 4
Operating cash flows before movements in working capital	**192 5**	**177 4**
Working capital	59 9	(93 9)
Taxation	(29 8)	(17 8)
Interest paid	(0 4)	(0 2)
Net cash from operating activities	**222 2**	**65 5**
Treasury management	(14 3)	1 1
Acquisitions	(81 9)	–
Capital expenditure	(29 5)	(45 7)
Financing	(0 1)	(2 3)
Purchases of CSR shares by EBT	(20 0)	–
Net cash inflow	**76 4**	**18 6**

During 2007 there has been a cash inflow of $76 4 million (2006 $18 6 million) Operating cash flow before movements in working capital contributed $192 5 million (2006 $177 4 million), with movements in working capital resulting in a cash inflow of $59 9 million (2006 outflow $93 9 million) This decrease in working capital reflects management of inventory holding levels from approximately 15 weeks of historic cost of sales at the end of 2006 down to 8 weeks at 28 December 2007 Free cash flow (defined on page 27) has increased by $185 1 million from $37 8 million in 2006 to $222 9 million in 2007 as a result of our continued excellent cash generation

Capital expenditure of $29 5 million on tangible assets and intangible assets, (2006 $45 7 million) reflects the continued investment in test equipment, computer equipment and CAD software required to support current and future R&D projects as well as the purchase of production testers to enable more cost effective IC testing This expenditure represents 3 5% of revenue (2006 6 5%) Our longer term expectation for expenditure on tangible and intangible assets is estimated at 4% to 5% of revenue

Net tax paid was $29 8 million (2006 $17 8 million) of which $28 7 million was paid to the UK tax authorities

The cash outflow from financing was $0 1 million principally due to the repayment of obligations under finance leases offsetting the proceeds on issues of shares (2006 outflow of $2 3 million)

During 2007, there was a cash outflow of $20 0 million for the purchase of shares in CSR plc by the Trustee of the CSR Employee Benefit Trust

Capital management and treasury policy

Our policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence as well as to sustain future development of the business We intend to reinvest cash balances in the business either through higher levels of investment in working capital and fixed assets or through M & A activity, to support the long-term ambitions of the Group

The issued share capital at 28 December 2007 was 132,073,576 ordinary shares of 0 1 pence each (2006 130,206,208) As a result of the funds raised through the initial public offering in March 2004 and the subsequent positive operating cash flows, we had a total of $245 4 million of treasury deposits, cash and cash equivalents at 28 December 2007 (2006 $147 5 million)

Neither CSR plc nor any of its subsidiaries are subject to any externally imposed capital requirements

We maintain a prudent policy in the placement of cash deposits and investments with counterparties such that no more than 20% of the total cash, cash equivalents and treasury deposits balance at any time is placed with counterparties with a credit rating of less than aa1

We have well defined and consistently applied policies for the management of foreign exchange and interest rate exposures There has been no change since the period end in the major financial risks faced by the Group The Audit Committee of the Board reviews and agrees policies for managing foreign exchange and interest rate exposure risks The principal risks and uncertainties of the Group are discussed on pages 34 and 35

Our financial instruments comprise cash and cash deposits and items such as trade receivables and creditors which arise in the normal course of business It is our policy not to enter into speculative transactions

Foreign exchange

Substantially all sales and costs of sales are denominated in US dollars, our functional currency Approximately 40% of operating costs are denominated in Sterling This Sterling currency exposure would result in gains or losses with respect to movements in foreign exchange rates and the impact of such fluctuations could be material

Accordingly, we enter into hedging transactions pursuant to which we purchase Sterling under forward purchase contracts in order to cover the majority of our Sterling exposure These transactions necessarily involve judgements and assumptions about future expense levels, and, as a result, do not entirely eliminate our exposure to currency fluctuations Further, whilst the hedging transactions provide fixed currency rates for periods covered by the contracts, the transactions will not protect us from long term underlying movements in currency rates The average US dollar/Sterling rate achieved in 2007 was 1 89 and 2008 contracts are in place at an average of 1 98

CSR Employee Benefit Trust (EBT)

From time to time, the Trustees of the CSR Employee Benefit Trust purchase shares in CSR plc in the open market, the timing of these purchases depends on market prices The shares are intended to be used for issuing shares under our share option programmes, thereby reducing dilution and maintain headroom in respect of ABI dilution guidelines

During 2007, the EBT purchased 1,466,767 ordinary shares in CSR plc The shares held by the EBT are shown as a deduction in shareholders' equity in the balance sheet on page 61

Dividend Policy

In accordance with our stated policy, we do not intend to pay a dividend for the foreseeable future We currently intend to retain future earnings to fund the development and growth of the Group Any payment of future dividends will be at the discretion of the Board, after taking into account various factors, including the Group's financial condition, operating results, current and anticipated cash needs and plans for expansion

Financial Position

Net Assets up 25%
$ millions


2007
509
2006
406
2005
277
2004
155

	28 December 2007 $ Million	29 December 2006 $ Million
Non current assets		
Goodwill	144 2	52 0
Other intangible assets	45 1	31 7
Property, plant and equipment	52 9	45 4
Deferred tax asset	7 1	11 3
	249 3	140 4
Current assets		
Inventory	77 3	106 5
Cash flow hedges	0 7	4 5
Trade and other receivables	97 2	101 8
Treasury deposits	52 0	30 0
Cash and cash equivalents	193 3	117 5
	420 5	360 3
Total assets	**669 8**	**500 7**
Current liabilities	(152 8)	(91 3)
Non current liabilities	(8 3)	(3 2)
Total liabilities	(161 1)	(94 5)
Net assets	**508 7**	**406 2**

Goodwill arose on the acquisitions of CPS and NordNav in 2007 and Clarity and UbiNetics in 2005 Intangible assets include the net book value of the Group's software licences of $15 8 million (2006 $19 3 million) which support R&D, along with the $29 3 million of in-process R&D and customer contracts purchased as part of the acquisitions in 2007 and 2005 (2006 $12 4 million)

Trade receivables decreased slightly to $81 6 million (2006 $87 2 million) Days' sales outstanding decreased to 37 days (2006 45 days) due to a higher concentration of sales through distributors

Inventory stands at $77 3 million (2006 $106 5 million), which represents 58 inventory days (2006 105 days) The 27% decrease in inventory represents managed decreases in inventory holding levels from the higher levels seen in the second half of 2006 which resulted from lower customer orders than anticipated at the time wafer orders were placed with sub-contractors We aim to keep sufficient inventory to meet the often short customer order lead times in this industry which results in inventory days between 75 and 95 days

Critical Accounting Policies

The preparation of these financial statements under IFRS requires management to make estimates and judgements that affect the reported amount of assets, liabilities, turnover and expenses, and related disclosure of contingent assets and liabilities On an ongoing basis, we evaluate estimates, including those related to uncollectable accounts receivable, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations and contingencies and litigation Our estimates are based on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions

We believe the following critical accounting policies are important in understanding our Consolidated Financial Statements

Inventory valuation

Inventories are stated at the lower of cost and net realisable value Provisions for excess or obsolete inventory are recorded based upon assumptions about future demand and market conditions If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required

Impairment of non current assets including goodwill

An annual impairment test is performed in respect of goodwill In addition we assess our non current assets for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable Indicators of potential impairment include changes in our business plans, failure to meet performance projections included in our forecasts of future operating results, and a slowdown in the worldwide economy or the semiconductor industry

The assessment of impairment entails comparing the carrying value of the non current asset with the recoverable amount of the asset that is the higher of net realisable value and value in use Value in use is usually determined on the basis of discounted estimated future net cash flows Significant management judgement is required in the forecasts of future operating results that are used in the discounted estimated future net cash flows The estimates we have used are consistent with the plans and estimates that we use to manage our business

It is possible, however, that the plans and estimates used may be incorrect If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges

Provisions and liabilities
Provisions and liabilities are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated The timing of recognition requires the application of judgement to existing facts and circumstances, which can be subject to change

The carrying amount of provisions and liabilities are reviewed regularly and adjusted to take account of changing facts and circumstances Any change in the carrying amount would result in a charge or credit to profit for the period in which the change occurs

Research and Development
Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognised in the income statement as incurred

Where a product can be identified, its cost can be measured, it is technically feasible and it is probable it will generate future economic benefits, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the respective product We believe our current process for developing products is essentially completed when products have achieved the 'Transfer to Production' status, as it is only then that technical feasibility of the products to be manufactured and sold to the commercial marketplace is confirmed Accordingly, development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred

Tangible assets purchased for R&D purposes are capitalised and depreciated on a straight-line basis over their estimated useful life in line with Group policy

Share options
The share option schemes allow Group employees to acquire shares in CSR plc

Share options granted before 7 November 2002 or granted after 7 November 2002 and vested before 1 January 2005
No expense is recognised in respect of these options The shares are recognised when the options are exercised and the proceeds received and allocated between share capital and share premium

Share options and awards granted after 7 November 2002 and vested after 1 January 2005
IFRS 2 'Share-based payments' is effective in respect of options and share awards granted after 7 November 2002 and which had not vested as at 1 January 2005 We issue equity-settled share-based payments to certain employees Equity-settled share-based payments are measured at the fair value at the date of grant The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on our estimate of the number of share options that will eventually vest The fair value of the majority of options granted is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted For certain share awards which include total shareholder return related performance conditions, the fair value is estimated through the use of a Monte-Carlo simulation

The amount recognised as an expense is adjusted to reflect the actual number of shares that vest Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable The estimates of the number of share options and awards that are expected to become exercisable are reviewed at each balance sheet date The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the option or awards are exercised

Share options and Taxation
In the UK and US we are entitled to a tax deduction for amounts treated as compensation on exercise of certain employees' share options under each jurisdiction's tax rules This gives rise to a temporary difference between the accounting and tax bases and hence a deferred tax asset is recorded This asset is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the share price at the balance sheet date) with the share-based payment expense recorded in the income statement If the amount of estimated future tax deduction exceeds the cumulative amount of share-based payment expense at the statutory rate, the excess is recorded directly in equity, against retained earnings

As explained above, no share-based payment expense is recorded in respect of options granted before 7 November 2002 Nevertheless, tax deductions have arisen and will continue to arise on these options The tax effects in relation to these options are recorded directly in equity against retained earnings

Segmental analysis

We have chosen to early adopt IFRS 8 'Operating Segments' for the purposes of the 2007 financial statements

We have identified two reportable segments based on the information provided internally to management

Cellular, which includes mobile phones and headsets and audio-related,

Non Cellular, Beyond the mobile phone including PC, automotive and consumer applications

Employees

Headcount has increased from 923 at the end of 2006 to 1,062 at the end of 2007 This predominantly reflects continued investment in engineers to support new R&D projects and further recruitment in sales, marketing, applications engineering and operations to support business growth

Our employees play an important part in our success We aim to attract and retain people who possess the requisite skills and knowledge as well as the personal commitment to respond effectively to the challenges of working in a highly technical and demanding environment We invest in providing competitive benefits packages that support this objective recognising that we compete in a global market

Our remuneration packages are the subject of benchmarking against companies competing in our sector We also seek to offer, where possible flexible benefits that allow our employees to tailor their compensation arrangements to suit them In 2007, our UK HR department won the Professional Pensions award for the quality of our interactive website which explained options available to employees for establishing and then assistance in maintaining their personal pension plan online

We invest in training and career progression that support the individual in their career development, benefit our customers in the quality of service and enable us to remain a world leading wireless solutions provider The Company promotes and supports individuals and teams through both on-the-job and formal training In 2007, we initiated a comprehensive portfolio of learning and development opportunities available to all employees depending upon their needs and career aspirations During 2007, our financial investment in training and development grew by 39%

During the past year, employees from two acquisitions were welcomed into our operations, in addition to the successful recruitment of a further 200 people, with the result that by the end of the year, we employed 1,062 people

We recognise the need for effective communication with all our employees and considerable focus is given to ensuring employees are well informed about the Company and matters that affect them and the organisation This is achieved through both formal and informal communication methods, including a regular CEO newsletter sent via our intranet to all staff and team briefings across all offices worldwide To assess the effectiveness of employee communication and the impact of our investment in people in its various forms, we will during 2008 undertake a global employee opinion survey This will assist in determining where current practices are working and where improvements might be made

We also recognise our responsibilities to ensure fair treatment of all employees in accordance with national legislation in the territories in which we operate Equal opportunities for appropriate training, career development and promotion are available to all employees, regardless of any physical disability, gender, religion, race or nationality In particular, having regard to their aptitudes and abilities, we give full and fair consideration to applications for employment received from disabled persons Provisions for pension are available for all employees either through participation in the state pension schemes operated by the country in which the employee is resident or provision of a defined contribution pension scheme Such defined contribution schemes are maintained in accordance with legislative requirements, custom and practice and Group policy as appropriate

Social Responsibility

We recognise the importance of social, environmental and ethical (SEE) matters and during 2007, continued to work towards compliance with the ABI disclosure guidelines on social responsibility This includes the impact through our operations on the environment, on the safety and well being of our employees, and end users of our products as well as those who contribute to the process of the development and manufacture of our products through our suppliers, distributors and customers

We have a Health, Safety and Environmental (HSE) Committee which meets regularly and is chaired by the Facilities Manager Our Health and Safety and Environmental policies are available to all employees on our intranet site as are the minutes of the HSE Committee and current HSE initiatives Current initiatives are explained below During 2007, the Board director responsible for health and safety matters was Paul Goodridge, the Finance Director Mr Goodridge met regularly with those who manage our health and safety issues including the Chair of the HSE Committee An annual report is presented to the Board covering health and safety matters, which includes statistics on accidents and incidents, progress against targets from the previous period and objectives for the next year

It is the intention that the existing monitoring and reporting of health and safety matters will be strengthened during 2008 through roll out across overseas locations of a formal health and safety programme The project will be co-ordinated from the UK, drawing on existing personnel in each overseas location, for whom appropriate training will be provided

The Company expects the highest of ethical standards of all its employees and its policies and procedures support its stated aim of acting with integrity in all aspects of its operations

As detailed last year, in January 2007, we achieved certification against the internationally recognised environmental standard ISO 14001 During December 2007, we successfully concluded surveillance visits for both our ISO 14001 and OHSAS 18001 registrations, following a combined assessment by Lloyds Register Quality Assurance (LRQA)

Certification requires that we have an Environmental Management System (EMS) which defines the environmental policy of the Group and sets objectives intended to drive continuous improvements in environmental awareness and practices Our EMS, which has the support of the Board of Directors, has been developed reflecting our existing low eco-footprint, with all employees working in office based environments, whilst recognising that high standards should be established and maintained across all aspects of our operations

Our environmental policy includes commitments to

- employee consultation and training

- assessment of our activities and product related environmental impacts to identify targets for continuous improvement and

- legal compliance and due consideration of other stakeholder environmental requirements

As part of employee consultation and training, during 2007, we introduced a UK based awareness campaign to encourage employees to take steps to reduce energy usage The campaign was introduced to all staff by the Chief Executive Officer Employees are being encouraged to reduce energy consumption and save on electricity through a variety of measures Using benchmark data derived from work performed in 2007 which for the first time established fossil fuel energy consumption levels, we plan to publicise internally data on a quarterly basis showing actual consumption with the objective of improving employee awareness and encouraging all staff to take steps to reduce energy consumption As a result of initiatives already introduced, the Group has been able to reduce its CO_2 emissions by 1% and its Kwh power consumption by 10%

We encourage employee initiatives that will support the commitment to improved environmental practices As an example of this, in January 2008 we instigated a scheme to use recycled paper as our stationery following employee-based representations to switch suppliers to a more eco-friendly source

An assessment of water consumption conducted internally and validated against data from external sources across our leasehold premises in the UK was also completed This established that many of our existing practices were in accordance with UK best practice, although further measures to reduce water usage including installation of water flow dampers on taps across all UK sites have been implemented Measures introduced in 2007 have resulted in a saving of approximately 30% on water consumption via taps We are working with contractors and local agencies, including our water supplier to ensure that accurate measures of water consumption are regularly reported to assist in identifying any possible areas for further improvement

As part of our EMS for 2008, we have identified further targets for improvement, in addition to those mentioned above on energy and water conservation This includes as part of its focus on recycling, investigating opportunities to reduce the generation of waste material in the first instance and encouraging recycling In 2007, an analysis conducted at CSR's UK locations determined that 1,845,000 litres of landfill waste is created each year

Due to recycling initiatives introduced in parallel with this work, by the end of 2007, we had reduced the amount of waste consigned to landfill by 31% Through recycling in other areas during 2008, the objective is to further reduce the waste sent to landfill by an estimated 9%

We also look at ways in which we conduct our business and how we can make changes that benefit the Company and the environment As part of the implementation of improved IT systems, using state of the art technology we have successfully reduced power consumption in respect of our IT systems in the UK by 20% per annum, or the equivalent of over 180 physical servers, providing both direct financial as well as environmental benefits

This is part of ongoing initiatives to assess opportunities to save on power consumption across our IT systems

An ongoing objective is to optimise the use of greener materials in our end products We are committed to developing and supplying products which meet the highest standards as regards minimising the use of hazardous substances and increasing the recyclability of constituent materials and the finished product

We have dedicated internal resource which assists in the development of all new products and the review of existing product lines targeting the use of greener materials Part of their role is to monitor established and pending legislation and standards published by national and international governments and agencies and to ensure that we are proactive in going beyond the minimum requirements in our compliance with the types and quantities of materials used In this respect we work closely with both customers and suppliers in developing products which reduce the use of hazardous materials, and through testing and certification ensures ongoing compliance Our standard integrated circuits are fully compliant with existing European RoHS legislation as well as in other territories where equivalent legislation has been introduced

We have processes in place to make sure that customers are supported with up to date materials information and laboratory analysis to prove environmental compliance of our products

We have considered the implications on our products of the European Waste from Electrical and Electronic Equipment (WEEE) Directive which came into effect in 2007 and we are satisfied that for our principal business of the supply of integrated circuits, the WEEE Directive does not directly apply Where the Directive does apply in limited circumstances is in the supply to third parties of development kits and certain modules intended to support potential customers in the development of their products Whilst this represents a small part of our operations, the impact of the Directive has been assessed and steps taken to ensure compliance have been implemented

We recognise the importance of ensuring that our key suppliers have appropriate policies and practices on SEE matters Key manufacturing partners are selected and assessed based on certification to appropriate globally recognised standards such as ISO14001, OHSAS 18001 and SA8000 Audits of their operations are undertaken regularly to ensure that appropriate standards and certification exists

Principal risks and uncertainties

There are a number of potential risks and uncertainties which could adversely impact our long term performance

Fabless Business Model

We use independent suppliers to manufacture, assemble and test all products resulting in a less capital intensive business model We are therefore reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test all products and to provide high quality products on time Any interruptions in manufacturing or testing at supplier sites would have an adverse impact on the business

To mitigate this risk, we maintain an internal manufacturing support group which directs product supply, helps to ensure a high level of quality and reliability and works with the wafer foundry and production assembler to resolve issues

Product Design Cycle

The design cycle for our ICs in Bluetooth enabled products can take up to 24 months to complete and achieving volume production of products using our ICs can take an additional six months or more This lengthy design cycle makes it difficult to forecast product demand and the timing of orders In addition, the delays inherent in lengthy design cycles increase the risk that our customers may seek to cancel or modify orders

Delays in new products due to complexity

Our products are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are tested The resolution of these errors could cause us to invest significant capital and other resources and divert technical staff from other development efforts If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed Errors in hardware and software could also result in customer warranty claims, resulting in additional costs

Integration of Bluetooth

The Bluetooth standard has evolved during its ten year existence and more technology and functionality has been added to Bluetooth chips At the same time our ability to optimise chip design and industry-wide manufacturing improvements means the physical size of the Bluetooth-only function has reduced There is a potential risk of integration of the Bluetooth function into one of the cellular-chips in the phone However, given the high attach rate of Bluetooth in mobile phones and the consumer demand for more non cellular technology in the phone (e g FM, GPS, etc), we believe Bluetooth will continue to be used as a centre around which to integrate other technology

Transitioning to smaller geometry process technologies

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries This transition requires modifications to the manufacturing processes and the redesign of some standard cells and other integrated circuit designs that may be used in multiple products This may result in reduced manufacturing yields, delays in product deliveries and increased expenses

Product life cycle, declining prices

The life cycle of our ICs can be relatively short The average selling prices of our ICs will generally fall over the product's life cycle Our ability to increase turnover, therefore, depends on our ability to increase unit volume and to introduce new products that are accepted by customers

Terms of Sale

Sales are made through purchase orders with specific terms and conditions. Industry practice does, however, allow customers to reschedule and cancel orders on relatively short notice. As a result, backlog may not be an accurate indicator of future turnover. Customer order cancellations could result in a loss of turnover and excess inventory.

Seasonality

Principally all of our customer design wins have been in products with consumer electronic applications. As a result, we expect our business to be subject to seasonality, with increased turnover in the period April to November with a slowdown in activity in December and into the first quarter of the following year.

Economic conditions

Our products are predominantly supplied for adoption into devices intended for the consumer market. In the event of a slowing in economic growth generally, demand for our customers and therefore our products may be affected by changes in consumer spending patterns.

Cyclicality

The semiconductor industry is cyclical and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions. Such periods have reflected production overcapacity, excess inventory levels and accelerated erosion in average selling prices.

New revenue sources

Our future success is dependent upon our ability to develop new semiconductor solutions for new and existing markets, introduce those products in a cost-effective and timely manner and convince leading equipment manufacturers to select those products for design into their own new products.

Reliance on success of customers' products

We rely on equipment manufacturers to select our products to be designed into their products. Furthermore, even if an equipment manufacturer selects our product, we cannot be assured that their product will be commercially successful. As a result, sales of our products are dependent on the commercial success of our customers' products.

Systems and infrastructure

We are dependent on the continued availability and operational integrity of our computer systems. We continually review our Information Technology infrastructure and develop plans to address and, where relevant, test and rectify areas of potential weakness.

Inability to protect our intellectual property

Our success depends on our ability to protect our intellectual property and trade secrets. Despite taking prudent steps to protect our proprietary rights, third parties may attempt to copy aspects of our products and seek to use information that we regard as proprietary. There is a risk that our means of protecting our intellectual property rights may not be adequate and weaknesses or failures in this area could adversely affect our business.

Infringement of third party intellectual property rights

Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. Claims against us could adversely affect our ability to market our products, require us to redesign products or seek licences from third parties, and seriously harm our operating results. In addition, the defence of such claims could result in significant costs and divert the attention of our management or other key employees.

Management is constantly considering and reviewing risk. In addition we have put in place formal processes for the identification and, where possible, the management of significant risks which are reviewed regularly by senior management. This is formally reported on a regular basis to the Audit Committee, as a result of which the directors are aware of the potential cost and resources involved in managing these risks. Details on the identification and management of risks are also addressed on pages 39 to 41 in the Corporate Governance Report.

Paul Goodridge
Finance Director
27 February 2008

Statement of compliance
The Company supports the principles of corporate governance contained in the Combined Code on Corporate Governance which is appended to the Listing Rules of the Financial Services Authority

The Board is accountable to the Company's shareholders for good governance The Company has complied with the provisions set out in Section 1 of the 2006 Combined Code on Corporate Governance, other than the provision relating to the composition of the Board over the period 30 December 2006 to 3 January 2007

The statements below describe how the Company has applied the principles identified in the Combined Code

The Board
As at 28 December 2007, the Board comprised seven members, being the Chairman, Mr Ron Mackintosh, three executive directors and three non-executive directors Of those in post as at 28 December 2007, five directors, including Mr Mackintosh had served throughout the year The three executive directors in office at 28 December 2007 were Mr Joep van Beurden Chief Executive Officer (CEO) (appointed 1 November 2007), Mr Paul Goodridge and Mr James Collier The three non-executive directors were Mr David Tucker, Mr Anthony Carlisle and Mr Sergio Giacoletto (appointed 4 January 2007)

In addition to the appointment of two new directors to the Board during the year, three directors stood down On 2 May 2007, immediately following the Annual General Meeting held that day, Mr John Whybrow, Chairman and Mr Glenn Collinson, Executive Vice President both stood down from the Board On 1 November 2007, Mr John Scarisbrick, CEO stood down from the Board

For the period 30 December 2006 to 3 January 2007 the composition of the Board did not comply with the Combined Code as regards the balance between executive and non-executive directors On the appointment of Mr Giacoletto on 4 January 2007 and for the rest of the financial period, the Board had an appropriate balance of executive and non-executive directors

The Board is satisfied that an appropriate balance was in place throughout the year to enable the Board to perform its responsibilities effectively

Following the end of the financial year, effective 1 January 2008, Mr Chris Ladas was appointed as an executive director Mr Ladas has since May 2000 served as CSR's Senior Vice President of Operations

In the Corporate Governance report to the 2006 Annual Report and Financial Statements the steps taken leading to the appointment of Mr Mackintosh to the position of Chairman were explained Mr Mackintosh has served as a non-executive director of the Company since May 2004 He is also a non-executive director of software company Fidessa group plc (formerly royalblue group plc)

The Board is satisfied that Mr Mackintosh is able to devote the necessary time commitments to the role of Chairman of the Board

Mr Tucker is the Senior Independent Director Mr Goodridge throughout the year was the director responsible for health and safety within the Group The directors possess diverse business experience in spheres complementary to CSR's activities, as well as other sectors Biographies of the directors are shown on page 42 Mr Brett Gladden served as Company Secretary throughout the year

The Board meets regularly during the year as well as on an adhoc basis as required by time critical business needs
The Board is responsible to shareholders for the effective and proper management and control of the Company and Group and has a formal schedule of matters reserved for its decisions Its primary roles are to determine and review Company strategy and policy, consider acquisitions and disposals, assess requests for major capital expenditure and give consideration to all other significant financial matters This process is undertaken following discussions in conjunction with senior executive management who in turn are responsible for the day-to-day conduct of the Group's operations and for reporting to the Board on the progress being made in meeting the objectives

The Chairman ensures that the Board functions effectively, overseeing the timely and effective provision of information to the Board and that the business of the Board is properly conducted A comprehensive file of briefing papers and a meeting agenda is provided for each director in advance of each meeting Decisions are taken by the Board, in conjunction, where appropriate, with the recommendations of its Committees and advice from external consultants and executive management

The non-executive directors of the Board have diverse business, financial and technical experience, details of which are summarised on page 42 and they each play a full role in the consideration of matters brought before the Board This includes considering, approving and monitoring performance against the strategic objectives of the Group through detailed reviews conducted at Board level Strategic objectives are determined each year and this assessment incorporates a two day offsite meeting attended by the Board and the executive leadership team that report to the CEO

In accordance with the provisions of the Combined Code, consideration has been given to the independence of all the non-executive directors The Board considers all the non-executive directors to be independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement

The division of responsibilities between the non-executive Chairman and Mr van Beurden, CEO, is sufficiently clear in the opinion of the Board that it is not required that they be formally documented

The CEO has day-to-day responsibility for the Group and has reporting to him executive management who in turn are responsible for the performance of discreet commercial and operational activities of the Group The CEO meets regularly with the executive leadership team in various established forums that fit with the operational cycles of the Group The CEO formally reports at each meeting of the Board on salient matters arising from the execution of his responsibilities

The Board met eight times during the year and the attendance of each of the directors is shown on page 41

During the year, the Board undertook a formal process of performance evaluation Each director completed a questionnaire prepared by the Company Secretary, covering a wide range of matters associated with the activities and conduct of the Board and its committees The process was conducted without reference to external agencies A detailed summary of the responses was prepared by the Company Secretary which was considered by the Board as an agenda item in December 2007 led by the Chairman

The overall conclusion was that the Board and its Committees were performing appropriately

The Chairman holds regular meetings with all the directors individually In addition, prior to the year end, the Chairman held a meeting with the non-executive directors to discuss the performance of the executive directors which concluded that they were each performing satisfactorily

In December 2007, the non-executive directors, led by the Senior Independent Director, met in the absence of the Chairman to appraise the performance of Mr Mackintosh since he assumed the office of Chairman in May 2007 The non-executive directors concluded that he had performed well

In accordance with the Company's Articles of Association, all directors are required to retire and submit themselves for re-election at least once every three years It is the policy of the Board that non-executive directors are appointed for an initial term of three years, following which it will be reviewed and as appropriate, extended for a further period not exceeding three years Non-executive directors should not generally serve for more than nine years

During 2007 the letters of appointment for Mr Tucker and Mr Mackintosh fell due for review following the completion by each of their initial three year term of appointment

The letter of appointment for Mr Tucker has been extended for a two year period to 23 January 2009 A new letter of appointment has been entered into with Mr Mackintosh reflecting his appointment to the position of Chairman for a three year period to 2 May 2010

On appointment, all directors are advised that they have access to the advice and services of the Company Secretary and, in addition, that they are entitled to seek independent professional advice in the furtherance of their duties, if necessary, at the Company's expense As part of their induction, the directors are provided with a detailed file explaining their role and duties, in addition to background information on the Company and Group as well as the function and recent deliberations of the Board and its committees In addition, where appropriate, meetings with advisers to the Company and Board are arranged to assist in briefing a director on appointment

Directors are also provided with information and assistance in the event of any change in their role During 2007, Mr Giacoletto was appointed chairman of the Remuneration Committee Mr Giacoletto was provided with a detailed file of papers and held a meeting with New Bridge Street Consultants LLP, by way of an introduction to the role and responsibilities that he was assuming

In accordance with the Company's Articles of Association, directors are granted an indemnity from the Company to the extent permitted by law in respect of liabilities incurred as a result of the performance of their duties in their capacity as directors to the Company The indemnity would not provide any coverage to the extent that a director is proven to have acted fraudulently or dishonestly The Company has also arranged insurance coverage in respect of legal action against the directors and officers

Communications with shareholders

Principally via the executive directors, the Company seeks to build on a mutual understanding of objectives with its major shareholders through regular meetings and presentations following announcements of each quarter's results During the year, Mr Mackintosh participated in a number of these meetings The Senior Independent Director, Mr David Tucker, is available to meet institutional shareholders should there be unresolved matters they wish to bring to his attention The Board is also appraised of discussions with major shareholders to ensure that executive and non-executive directors consider any matters which might be raised by those shareholders and to enable all directors to understand shareholders views Although the non-executive directors are not asked to meet with the Company's shareholders as a matter of course, their attendance at the Annual General Meeting is required Corporate information is also available on the Company's website, www csr com

Committees of the Board

The Board has three committees, Remuneration, Audit and Nomination During the year, the Chairman and all the non-executive directors were members of the Remuneration and Nomination Committees

Following the appointment of Ron Mackintosh as Chairman of the Board, it was agreed that he would stand down as Chairman of the Remuneration Committee Accordingly in September 2007 Mr Sergio Giacoletto accepted the appointment as Chairman of the Remuneration Committee As permitted by revisions to the Combined Code in 2006, Mr Mackintosh remains a member of the Remuneration Committee

Following the appointment of Mr Mackintosh as Chairman of the Board he stood down as a member of the Audit Committee but continues to attend meetings by invitation

In accordance with the Combined Code, the duties of the Committees are set out in formal terms of reference These are available from the Company Secretary and can be found on the Company's website, www csr com Membership of the Committees is shown on page 42 The Company Secretary acts as secretary to each of the Committees

Remuneration Committee
Mr Sergio Giacoletto is the Chairman of the Remuneration Committee, having been appointed to that position in September 2007 The other members of the Committee at 28 December 2007 were Messrs Carlisle, Mackintosh and Tucker

The principal function of the Committee is to establish and review the terms and conditions for the executive directors, and the overall policy framework for the remuneration of other senior executives and the Group as a whole The Committee met four times during the year and the attendance of its members is shown in the table on page 41

The report to shareholders on how directors are remunerated, together with details of individual directors' remuneration are shown on pages 47 to 57

Nomination Committee
Mr Ron Mackintosh is the Chairman of the Nomination Committee The other members of the Committee at 28 December 2007 were Messrs Carlisle, Giacoletto and Tucker

The Committee meets as appropriate to consider appointments to the Board and to consider succession planning at senior levels within the Company The Committee reviews the composition of the Board, particularly in relation to the diversity of skills, experience and term of office and seeks to ensure that both executive and non-executive directors have the necessary skills and attributes for the future success of the Group The Committee retains external search consultants as appropriate and during 2007 engaged Russell Reynolds to assist in the appointment of a new Chief Executive Officer

During 2007, the Committee met once formally to discuss the appointment of a new Chief Executive Officer and on two occasions informally to discuss the appointment of an additional executive director, culminating in the appointment of Mr Chris Ladas as an additional executive director effective from 1 January 2008 Mr Ladas has been Senior Vice President, Operations since May 2000 This function is responsible for the manufacture, test and supply to customers of the Company's products in addition to project managing the successful transition into production of new products and technologies and the continued qualification of products and technologies to the satisfaction of the Group's customers The Board considers that Mr Ladas' existing role in CSR and previous executive positions which he held in the semiconductor industry will contribute to the balance of skills and experience of the Board as a whole

Audit Committee
Mr David Tucker is the Chairman of the Audit Committee The other members of the Committee at 28 December 2007 were Messrs Carlisle and Giacoletto With the appointment of Mr Mackintosh on 2 May 2007 to the position of Chairman to the Board, he stood down as a member of the Audit Committee but continues to attend meetings by invitation The experience and expertise of the members of the Committee are summarised on page 42 The attendance of its members is shown in the table on page 41 The Committee met four times during the year and reported its conclusions to the full Board The Committee invites the Chief Executive Officer, the Finance Director, the Internal Auditor and senior representatives of the external auditors to attend meetings as appropriate to the business being considered In addition, the Committee has the right to invite any other employees to attend meetings where this is considered appropriate

The Committee is responsible for the development, implementation and monitoring of the Company's policy on external audit and for overseeing the objectivity and effectiveness of the auditors

The Committee recommends the appointment and re-appointment of the Group's external auditors and considers the scope of their audit work, the terms of their appointment, their fees and the cost effectiveness of their work

During 2007, as part of its formal business, the Committee met on four occasions with the external auditors On two occasions the Committee also held separate meetings with the external auditors at which no executive director or employee of the Company was present

The Committee is aware of and has approved the audit and non-audit services which have been provided by the Company's external auditors, Deloitte & Touche LLP during 2007 Those non-audit services concerned advice on tax matters which was considered to be appropriate, given their in-depth knowledge of the affairs and financial practices in the Group The Committee is satisfied that, notwithstanding this work, Deloitte & Touche LLP have retained objectivity and independence during the year

Deloitte & Touche LLP have been the Company's auditors since July 2002 and the cost, scope and effectiveness of the audit are reviewed regularly During 2007, the Committee commissioned an internal review of the effectiveness of the external auditors and concluded that Deloitte & Touche LLP should be recommended for re-appointment at the Annual General Meeting

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Committee has a policy of permitted services which details the services that can be provided by the Group's auditors and those services which require specific approval by the Committee The policy also details services that the Group's auditors are not permitted to provide The policy has been complied with throughout the year

The Committee reviews all proposed announcements to be made by the Group to the extent they contain financial information The Committee also monitors and reviews the effectiveness of the Group's internal control systems, accounting policies and practices, risk management procedures and compliance controls as well as the statement on internal controls before they are agreed by the Board for each year's annual report

The Chairman of the Committee attends the Company's Annual General Meeting to respond to any shareholder questions that might be raised concerning the Committee's activities

During 2007 the position of Internal Auditor became vacant as a result of the incumbent transferring to another financial role within the Group A new Internal Auditor has been appointed with effect from 14 January 2008 During the intervening period the internal audit function was performed by external advisers who were commissioned by the Committee for specific projects

Internal control

Philosophy and policy

The objective of the directors and senior management is to safeguard and increase the value of the business and assets of the Company Part of this objective requires the development of relevant policies and appropriate internal controls to ensure proper management of the Company's resources and the identification of risks which might serve to undermine them

The Board is ultimately responsible for the Group's system of internal control and for reviewing its effectiveness
The systems and processes established by the Board are designed to manage, rather than eliminate the risk of failure to achieve business objectives and provide reasonable, not absolute, assurance against misstatement or loss The Board has delegated responsibility for the review of practices and procedures to the Audit Committee The Company's senior management, in conjunction with external advisers are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Audit Committee

The Audit Committee reviews the findings to ensure the effectiveness and efficiency of the processes implemented by senior management This includes discussions with senior management of the Group and consideration of reports that have been submitted These findings are in turn regularly reviewed and discussed by the full Board The Board is satisfied that this process accords with the internal control guidance for directors set out in the Turnbull Report 'Internal Control Guidance for Directors on the Combined Code' and that through its interface with management, the Board is aware of the major risks facing the Group and the steps taken by the Group to mitigate such risks, so far as is possible
The risk evaluation process described in this report has been in place for 2007 and up to the date of approval of the annual report and financial statements

Managing risks

The Board confirms that the actions it considers necessary have been or are being taken to remedy such failings and weaknesses which it has determined to be significant from its review of the system of internal control This has involved considering the matters reported to it and developing plans and programmes that it considers are reasonable in the circumstances

A summary of the structures and processes in place to identify and manage risks across the Group are set out below

Risk profiling

There is an ongoing process to identify and evaluate risks faced by the Group, through the conduct of regular meetings by the Group's senior management, and engagement of external consultants where in the opinion of the Group's Senior Management this is considered appropriate Findings are reported to the Audit Committee together with recommended actions for managing the risks and a timetable for implementation The assessment of prioritised risks is refreshed on a regular basis to reflect changes to the business and any observations or proposals arising from events since the last review A schedule of the prioritised risks along with other management information is used to develop an overall assurance plan for the Group

Controlling risk
The Group has policies which address a range of key business risks, including financial, treasury, health and safety and the protection of intellectual property The policies are made available to relevant employees through policy manuals, an intranet site and also via employee briefings on specific topics as appropriate

Periodically, reviews are performed in order to verify that ongoing practices within relevant parts of the Group comply with current policies In addition, policies are themselves reviewed against best practice and in order to take appropriate account of developments both within or external to the Group's business operations Ongoing steps are being taken to embed internal control and risk management further into the operations of the Group and to deal with areas of improvement which come to management's and to the Board's attention

During 2007, a formal review of the Group's cash control policies was undertaken by KPMG LLP, the results of which were reported to a meeting of the Audit Committee The report concluded that overall practice within the Group was acceptable, whilst also identifying areas which might benefit from improvement A report was provided to the Audit Committee detailing the findings and the steps taken to address the recommendations and that report was considered at a formal meeting of the Committee

As part of an ongoing review of the protection of the Group's intellectual property portfolio and with the assistance of external advisers, the Group undertook a review of the patents obtained through the acquisitions in January 2007 respectively of NordNav Technologies AB and Cambridge Positioning Systems Limited The means by which the Group supports the development and safeguarding of its intellectual property is also periodically reported to and considered by the Audit Committee

The Group has a formal whistle-blowing policy which was last up-dated during 2006 and has been communicated to employees The policy provides information on the process to follow in the event any employee feels it appropriate to make a disclosure The Committee is satisfied that the policy provides an adequate basis for employees to make representations in confidence to the Group and for appropriate and proportionate investigation

The Group carries out a programme of management self-assessments over the status of key business risks through formal reviews which consider the risks faced by the business, how these might be mitigated and who within the Group is responsible for implementing agreed actions Where appropriate, external advisers are appointed in order to support this process

In 2007, the Group undertook a review of its insurance broker services which resulted in the appointment of a new global broker The new broker supported the renewal of the Group's insurance programme and has an ongoing remit to review the existing programme and recommend improvements where considered relevant

Monitoring and managing the status of residual risk
The actions arising from external and internal assessments of risks are consolidated and during 2007 the results were reported to the Audit Committee

The Committee assesses the findings and proposed actions for addressing residual risks and also advises on areas for further attention

Business Continuity Planning
During 2007 a project was initiated to refresh the Business Continuity Plan for the Group The project was facilitated by the risk management practice of a leading independent consultant Through workshops and one-on-one interviews, the potential significant risks were identified and an action plan established to enable the Group to respond in the event that such a risk arose That plan is the subject of continuing work in 2008 The findings and steps taken to date have been reported to the Audit Committee

Internal financial controls
The Group has a comprehensive system for regular monitoring and reporting of financial performance and assessing the adequacy of the Group's systems of internal controls Risk assessment and evaluation is an integral part of the annual planning cycle This includes assessment of the Group's strategic direction, objectives and financial returns and the risks in achieving them

As part of the planning cycle, a detailed budget is prepared by management and thereafter is reviewed and formally adopted by the Board The budget and other targets are regularly updated via a rolling forecasting process and regular business review meetings are also held involving senior management worldwide, at which the Group's overall performance is assessed The results of these reviews are in turn reported to and discussed by the Audit Committee and the Board at each meeting A summary of the key financial risks inherent in the Group's business is given on pages 29 to 31 and 34 and 35

These processes are supported by discrete reviews conducted by external advisers, as determined by the Committee, in addition to the routine audits

During the year the Committee approved the internal audit plan Following the re-assignment of the Internal Auditor to another financial role in the Group, certain tasks identified in the plan were contracted out to external advisers, including audits of internal controls at two overseas locations, the findings from which were reported to the Audit Committee

The Board confirms that it has reviewed the effectiveness of the system of internal controls which were in place throughout the financial year and up to the date of signing the financial statements for the 52 week period ended 28 December 2007

Attendance at meetings

The table below shows the attendance of each of the directors at meetings of the Board and its Committees held during the 52 weeks ended 28 December 2007

	Board	Audit	Remuneration	Nomination
No of Meetings	8	4	4	1
J A J van Beurden[1]	2	–	–	–
J D Y Collier	8	–	–	–
P G G Goodridge	8	–	–	–
R W Mackintosh[2]	8	2	4	1
A E C G Carlisle	8	3	4	1
S Giacoletto	8	4	4	1
D L Tucker	8	4	4	1
J C Scarisbrick[3]	6	–	–	–
G Collinson[4]	3	–	–	–
J W Whybrow[4]	3	–	1	–

[1] Appointed to the Board 1 November 2007

[2] Following his appointment as Chairman of the Board Mr Mackintosh attended two further meetings of the Audit Committee by invitation not as a member of the Committee

[3] Stepped down from the Board 1 November 2007

[4] Stepped down from the Board 2 May 2007

Annual General Meeting resolutions

The resolutions to be proposed at the Annual General Meeting to be held on 15 May 2008, together with explanatory notes, appear in the separate Notice of the Annual General Meeting, which has been sent to all registered shareholders

By Order of the Board

Brett Gladden
Company Secretary
27 February 2008

DIRECTORS REPORT – BOARD OF DIRECTORS

● Remuneration Committee

■ Audit Committee

▲ Nomination Committee

1 Ron Mackintosh ● ▲
Non-executive Director,
Chairman, Chairman of the Nomination Committee
Mr Mackintosh has served as a non-executive director of CSR since May 2004 and was appointed Chairman with effect from 2 May 2007 Mr Mackintosh is a non-executive director of software company Fidessa group plc Mr Mackintosh has held a number of senior executive positions in European technology companies Between 1992 and 2000 he was chief executive of Computer Sciences Corporation s (CSC) European business which had revenues of $2 5 billion He is also a former director of Gemplus SA, and the former chairman of each of Smartstream Technologies Ltd, Northgate Information Solutions plc and also of Differentis, a privately owned IT consultancy which he co-founded in July 2000 Age 59

2 Joep van Beurden
Chief Executive Officer
Mr van Beurden was appointed Chief Executive Officer of CSR on 1 November 2007 Mr van Beurden has over ten years of experience in managing technology companies in the US and Europe For the three years prior to joining CSR, he was Chief Executive of NexWave Inc a provider of embedded software solutions for the consumer electronics market based in France Before joining NexWave, Mr van Beurden held senior positions at Canesta Inc , a fabless semiconductor company, and Philips Components Whilst at Philips, he was part of the executive team which established a successful consumer electronics joint venture with LGE Prior to that, Mr van Beurden worked for five years for management and strategy consultants McKinsey & Company Mr van Beurden has also worked as a crude oil trader for Royal Dutch Shell in Rotterdam and lectured in Physics and Electronics at the University of Zambia Mr van Beurden holds a Masters degree in Applied Physics from Twente University of Technology in Enschede, the Netherlands Age 47

3 James Collier
Chief Technical Officer, Co-founder
Mr Collier has served as the Company's Chief Technical Officer since CSR's establishment in April 1999 Mr Collier is a co-founder of CSR Between 1984 and April 1999, Mr Collier held a number of executive and technical positions at Cambridge Consultants Ltd, where he formed the microelectronics group in 1987 Prior to 1984 Mr Collier held a number of executive and technical positions at Schlumberger Mr Collier has a degree in physics from the University of Oxford Age 49

4 Anthony Carlisle ● ■ ▲
Non-executive Director
Mr Carlisle was appointed a non-executive director of CSR in July 2005 Mr Carlisle is an executive director of Citigate Dewe Rogerson, where he is responsible for strategic consultancy and client services He has over 30 years experience in marketing and communications, advising major companies in the UK and internationally He holds a BA in Economics and is a Fellow of the Institute of Public Relations Age 60

5 Paul Goodridge
Finance Director
Mr Goodridge served as Finance Director for CSR from January 2002 to 29 February 2008, having joined the Company in 2000 Prior to joining CSR, Mr Goodridge was Head of UK finance for PA Consulting From 1990 to 1997 Mr Goodridge had a variety of senior financial positions at Black & Decker Inc and Charringtons Fuels Limited Mr Goodridge is a member of the Institute of Chartered Accountants in England and Wales Age 42

6 Chris Ladas
Operations Director
Mr Ladas was appointed a director of the Company on 1 January 2008 He has served as CSR s Senior Vice President, Operations since May 2000 Between January 1996 and May 2000 Mr Ladas served as the vice president of operations at Micro Linear Corporation Prior to 1996, Mr Ladas held several managerial and technical positions at National Semiconductor Fairchild, Harris Sperry Motorola and Signetics Mr Ladas holds a B S in chemistry from Arizona State University, US He is also a member of the Institute of Electrical and Electronics Engineers and a member of the Europe Middle East and Africa Leadership Council of the Global Semiconductor Alliance (Formerly the Fabless Semiconductor Association) Age 62

7 Sergio Giacoletto ● ■ ▲
Non-executive Director,
Chairman of the Remuneration Comittee
Mr Giacoletto was appointed a non-executive director of CSR on 4 January 2007 In September 2007, Mr Giacoletto assumed the role of Chairman of the Remuneration Committee Mr Giacoletto is executive vice president of Oracle Corporation, Europe, Middle East and Africa Mr Giacoletto also serves as a member of Oracle s Executive Management Committee Prior to joining Oracle in 1997, Mr Giacoletto was President, Value Added Services at AT&T, before which he spent 20 years with Digital Equipment Corporation in various senior management and executive roles Mr Giacoletto has served on multiple company boards and IT industry associations He is currently non-executive director of i-flex Solutions Limited he is a member of the World Council for Sustainable Business Development and is a member of the South African Presidential International Advisory Council on Information Society and Development He holds a Masters in Computer Science from the University of Turin Age 58

8 David Tucker ● ■ ▲
Non-executive Director
Senior Independent Director, Chairman of the Audit Committee
Mr Tucker joined CSR as a non-executive director in January 2004 After 19 years as an investment manager with M&G unit trusts, Mr Tucker retired as deputy managing director in 1988 He is currently a non-executive director of Edinburgh UK Tracker Trust plc where, until April 2005, he was chairman Mr Tucker is a member of the Institute of Chartered Accountants in England and Wales Age 68

Activities and business review
CSR is a leading developer and provider of single chip wireless solutions designed to support data and voice communications between a wide range of products over short range radio links More detailed information on the principal activities of CSR plc and its subsidiaries, together with a review of the businesses and a description of the principal risks and uncertainties facing the Group along with other information that fulfils the requirements of the Business Review are set out on pages 24 to 35 The use of financial instruments is covered within the Directors Report – Business Review Details of the subsidiaries and branches of the Company are set out on pages 92 and 100

Financial results
The Group's consolidated income statement, set out on page 60 shows an increase to $171 7 million in underlying operating profit compared to an underlying operating profit in 2006 of $151 1 million Turnover increased by 20% to $848 6 million from $704 7 million in 2006 and underlying diluted earnings per share were $0 94 from $0 83 in 2006

In accordance with stated policy, no dividend will be paid in respect of the 52 weeks ended 28 December 2007 (2006 nil)

Acquisitions during the period
On 12 January 2007, the Company completed the acquisitions of the entire issued share capital of NordNav Technologies AB ('NordNav') and Cambridge Positioning Systems Limited ('CPS') NordNav, based in Stockholm, Sweden, has been acquired for an initial cash consideration of $40 million The agreement for the acquisition of NordNav provided that a further cash consideration of up to $35 million may be payable subject to achievement of specified milestones, of which $7 9 million was paid in 2007 CPS, based in Cambridge, UK, has been acquired for a total cash consideration of $35 million Both NordNav and CPS were private companies, with significant holdings by venture capital institutions The initial cash consideration for the acquisitions, the deferred consideration paid in 2007 has been and any further deferred consideration will be financed entirely from CSR's existing cash resources

Future development
It remains the Board's intention to develop the Group through organic growth and selective acquisition

Directors of the Board
The directors who served during the year are explained on page 36 of the Corporate Governance report

Change of Control
All of the Company's share schemes contain provisions relating to a change of control Outstanding options and awards would, subject to satisfaction of applicable performance conditions and certain rules of the particular schemes normally vest on a pro-rata basis and become exercisable on a change of control

Share Capital
The Company's ordinary shares with a par value of 0 1p per share, are quoted on the London Stock Exchange The rights and obligations attaching to the Company's ordinary shares are set out in the Company's Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary There are no restrictions on the voting rights attaching to the Company's ordinary shares No person holds securities in the Company carrying special rights with regard to control of the Company The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights Unless expressly stated to the contrary in the Articles of Association of the Company, the Company's Articles of Association may be amended by special resolution of the Company's shareholders

During the 52 weeks ended 28 December 2007, options were exercised pursuant to the Company's share schemes The number of shares allotted and the consideration received in respect of such allotments are detailed in note 25 of the Financial Statements on page 79

The directors propose (Resolution 9 in the Notice of Meeting) to renew the authority granted at the Annual General Meeting held in 2007 to allot equity shares up to an aggregate nominal value of £44,099 (representing approximately one third of the ordinary shares issued at the date of this report) (the 'Section 80 Authority') If approved, at the forthcoming Annual General Meeting, the Section 80 Authority will expire no later than 15 months from the date on which the resolution is passed, or at the conclusion of the Annual General Meeting to be held in 2009, whichever is the sooner

The limited power granted to the directors at the Annual General Meeting held in May 2007 to allot equity shares for cash other than pro-rata to existing shareholders expires no later than 2 August 2008 Subject to the terms of the Section 80 Authority, the directors recommend (Resolution 10 in the Notice of Meeting) that this authority should be renewed so as to give the ability (until the Annual General Meeting held in 2009) to issue ordinary shares for cash other than pro-rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary share capital issued at the date of this report The directors have no present intention to issue ordinary shares other than pursuant to the Company's employee share schemes The directors recommend that you vote in favour of Resolutions 9 and 10 to maintain the Company's flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise

A Special Resolution will be proposed (Resolution 11 in the Notice of Meeting) to renew the directors' limited authority last granted in 2007 to repurchase ordinary shares in the market The authority will be limited to a maximum of 13,229,896 ordinary shares (being 10% of the Company's issued share capital at the date of this report) and also sets the minimum and maximum prices which may be paid

The directors believe it is advantageous for the Company to have the flexibility to make market purchases of its own shares In the event that shares are purchased, they would either be cancelled (and the number in issue would be reduced accordingly) or, subject to the legislation referred to below, retained as treasury shares The directors will only make purchases after consideration of the possible effect on earnings per share, the long term benefits to shareholders and consultation with advisers

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow shares repurchased by the Company to be held as treasury shares that may be cancelled, sold for cash or used for the purpose of employee share schemes The Company currently holds no shares in treasury The authority contained in the Special Resolution will expire 15 months after it is given or, if earlier, at the conclusion of the Annual General Meeting to be held in 2009 but it is the current intention of the directors to renew this authority annually

Articles of Association
The directors propose (Resolution 12 in the Notice of Meeting) to adopt new Articles of Association in order to update the Company's current Articles of Association primarily to take account of changes in English company law brought about by the Companies Act 2006 An explanation of the main changes between the proposed and the existing Articles of Association is set out in the explanatory notes to the Notice of Meeting Due to the phased nature of the Companies Act 2006, it is likely that further related changes to the Articles of Association will be proposed at subsequent Annual General Meetings

Employee Benefit Trust
During 2007, the Company engaged Close Trustees Jersey Limited to establish the CSR Employee Benefit Trust (the 'Trust') The Trust has been established to facilitate satisfying the issue of shares to employees within the Group on exercise of vested options under the various share option plans of the Company

During 2007, the Trust acquired in the open market an aggregate of 1,466,767 ordinary shares in CSR plc This was satisfied through cash drawn down under the terms of a Loan Facility Agreement established at the time of the creation of the Trust entered into between CSR plc and the Trust The details of each purchase of ordinary shares in CSR plc is shown in Note 26 to the Financial Statements on page 81

As participants in the share options plans, the executive directors of the Company are potential beneficiaries from the shares held by the Trust and are therefore regarded for the purposes of the Companies Act as being interested in ordinary shares held by the Trust

Directors
Details of the directors of the Board who served during the year are contained on page 36 Biographies of the directors in office at 28 December 2007 and for Mr Ladas, appointed 1 January 2008 are on page 42

In accordance with the Articles of Association, the directors retiring at the Annual General Meeting will be Mr Joep van Beurden and Mr Chris Ladas as they have been appointed since the last meeting Being eligible, Mr van Beurden and Mr Ladas offer themselves for election Mr Carlisle, and Mr Collier are retiring by rotation and, being eligible, offer themselves for re-election

The interests of the executive directors in the options of the Company are detailed in the Remuneration Report on page 56

Directors' interests in shares
The register kept by the Company pursuant to section 325 of the Companies Act shows that the directors in office at 28 December 2007 and their families had the under-mentioned interests in the ordinary shares of the Company The table also shows the holding as at 28 December 2007 of Mr Ladas who was appointed a director effective from 1 January 2008

	28 December 2007	29 December 2006
Joep van Beurden	–	–
Anthony Carlisle	4,000	4,000
James Collier	1,014,911	1,009,898
Paul Goodridge	23,374	15,000
Sergio Giacoletto	5,000	–
Chris Ladas[1]	75,000	–
Ron Mackintosh	75,000	20,000
David Tucker	100,000	80,000

[1] Mr Ladas was appointed to the Board effective 1 January 2008

There were no other changes to the Directors' shareholdings between 28 December 2007 and 27 February 2008 The foregoing holdings do not include the ordinary shares held by the CSR Employee Benefit Trust in which the executive directors are potential beneficiaries as disclosed above

Payment of creditors
The Group agrees payment terms with its suppliers when it enters into binding purchase contracts At 28 December 2007 the number of creditor days outstanding for the Company was 30 (2006 30) and for the Group was 54 (2006 57)

Donations
The Company and employees support a number of charities for a variety of causes For the period ended 28 December 2007, the Company made charitable donations totalling $4,678 The Company did not make any political donations during the year

Directors' responsibility statement
The directors are responsible for preparing the Annual Report, Directors Remuneration Report and the financial statements The directors are required by the International Auditing Standards (IAS) Regulation to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and have also elected to prepare financial statements for the Company in accordance with IFRS Company law requires the directors to prepare such financial statements in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards Directors are also required to

- properly select and apply accounting policies,
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information, and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985

The directors are responsible for the maintenance and integrity of the Company website

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions

Each of the directors at the date of the approval of this report confirms that

- so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware, and
- the director has taken all the steps that he ought to have taken as a director to make himself aware of the relevant audit information and to establish that the Company's auditors are aware of that information

The directors, having prepared the financial statements, have permitted the auditors to take whatever steps they consider appropriate for the purpose of enabling them to give their audit opinion

Substantial shareholdings
The following table shows the interests notified to the Company under the Companies Act 1985 of a holding in excess of 3%

	Disclosed holding[†]	% of issued ordinary share capital
The BlackRock Group	19,494,019	14 73%
Barclays PLC	15,993,621	12 09%
Schroders Plc	13,566,408	10 25%
Legal & General Group PLC and its subsidiaries	7,108,357	5 37%
Aberforth Partners LLP	6,687,110	5 05%
Capital Group International Inc and its subsidiaries	4,985,757	3 77%
SR Global Fund LP	4,264,325	3 22%

[†]at 13 March 2008

Going concern
After making due enquiries, the directors have a reasonable expectation at the time of approving the financial statements that the Group has adequate financial resources to continue to operate for the foreseeable future and, consequently, continue to use the going concern basis for preparing the financial statements which follow

Auditors
Deloitte & Touche LLP are the Company's auditors and have expressed their willingness to continue in the office of auditors and therefore, in accordance with Section 385 of the Companies Act 1985, a resolution for their re-appointment will be proposed at the forthcoming Annual General Meeting

By Order of the Board

Brett Gladden
Company Secretary
27 February 2008

The Board presents the Remuneration Report for the 52 weeks ended 28 December 2007

The Board sets the Company's remuneration policy The Remuneration Committee ('the Committee') makes recommendations to the Board within its agreed terms of reference (available on the Company's website www csr com or from the Company Secretary at the Company's registered office) on the Company's framework of executive remuneration and its cost It also determines on behalf of the Board, specific remuneration packages for each of the executive directors and for the Chairman The Committee administers the Company's share incentive plans for employees and monitors and provides guidance on the level and structure of remuneration for senior management who report to the Chief Executive Officer The Board itself determines the remuneration of the non-executive directors No director plays a part in any discussion about their own remuneration

Mr Giacoletto is chairman of the Committee, having been appointed during the year in place of Mr Mackintosh, who relinquished the position following his appointment as Chairman of the Board on 2 May 2007 The other current members of the Committee, all of whom are independent non-executive directors within the definition of the Code, are set out on page 38 Mr Whybrow, who stood down as Chairman of the Board and as a non-executive director on 2 May 2007 was, until that date a member of the Remuneration Committee Mr Mackintosh, Chairman of the Board, attended meetings of the Committee as a member The Company Secretary acts as secretary to the Committee None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business of the Company

An evaluation of the performance of the Committee was conducted during 2007, in regards to which more information is contained in the Corporate Governance report on page 37

The Committee has access to detailed external research from independent consultants During the year professional advice has been provided by New Bridge Street Consultants LLP, Slaughter and May and Alithos Limited Each of the advisers were appointed by the Committee Slaughter and May act as legal advisers to the Company generally Neither New Bridge Street Consultants LLP or Alithos Limited provides other services to the Company

The Committee determines policy for the remuneration of the executive directors and is consulted and provides guidance on the broader remuneration policies for the Group below Board level based on the recommendations of the Chief Executive Officer and the other executive directors Further information on meetings held and attendance by the members of the Committee is disclosed in the Corporate Governance report on page 41

The Directors' Report on Remuneration for the period ended 29 December 2006 was approved by the shareholders at the Annual General Meeting held in May 2007 As required by the Companies Act, shareholders will be invited to approve this report at the Annual General Meeting to be held on 15 May 2008

This Report has been prepared in accordance with Schedule 7A to the Companies Act 1985 The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration

The Act requires the auditors to report to the Company's members on certain parts of the Remuneration Report and to state whether in their opinion those parts of the Report have been properly prepared in accordance with the Companies Act 1985 The Report has therefore been divided into separate sections for audited and unaudited information

Unaudited information

Changes in executive directors on the Board

Effective 1 November 2007 Mr John Scansbrick stood down as a director of CSR plc and from his position as Chief Executive Officer He remained an employee until 31 December 2007 in order to assist in an orderly handover of responsibilities to the new Chief Executive Officer, Mr Joep van Beurden

By way of compensation for the termination of his employment and with regard to restrictive covenants which remain in effect beyond the termination of employment it was agreed that a lump sum payment, deferred until 2 July 2008, would be paid comprising £360,100 and $245,000 Mr Scansbrick also retains certain benefits associated with medical insurance and life cover which terminate on 31 December 2008, or earlier if he finds alternative employment which provides such benefits

It was also agreed that, on the basis of the satisfaction of applicable performance targets, Mr Scansbrick would be able to exercise time pro rated amounts of 30,076 share options granted under the rules of the CSR plc Share Option Plan at £8 93 per share between 1 January 2008 and 30 June 2008 and up to 15,038 options granted under the rules of CSR Share Award Plan at the par value per ordinary share between 1 January 2008 and 15 March 2008 In accordance with the undertaking given at the time the CSR Share Award Plan was established, an explanation of how the Committee arrived at a determination as to the satisfaction of the performance conditions for the options vested to Mr Scansbrick is given on page 51 Mr Scansbrick was also permitted with effect from the termination date and until 15 March 2008 to acquire 30,000 ordinary shares in CSR plc on payment of the par value per share which had also been granted in December 2005 The balance of his share awards and options lapsed

In determining the arrangements for Mr Scarisbrick's termination, the Committee consulted with its advisers and is satisfied that they were both appropriate and in the interests of the Company

Effective 1 November 2007 Mr Joep van Beurden was appointed Chief Executive Officer and to the Board of CSR plc Mr van Beurden's biography and professional experience is set out on page 42 The Company believes that Mr van Beurden possesses valuable experience as a senior executive in technology companies providing innovative solutions in competitive and dynamic global markets It therefore believed that it was necessary to offer a competitive package in order to secure his recruitment and facilitate his relocation with his family to the UK

In recruiting Mr van Beurden, the Company sought the advice of executive search consultants Russell Reynolds who assisted in a rigorous selection process In addition the remuneration package of Mr van Beurden was arranged with the advice of remuneration consultants New Bridge Street Consultants LLP

Under the terms of his service agreement, Mr van Beurden is provided with an annual salary of £300,000, will participate in the Group's UK defined contribution pension scheme to which the Company will make contributions of 4% of salary in addition to a further maximum of 10% of salary, conditional on matching contributions from Mr van Beurden and benefits in kind consistent with those provided to other executive directors These benefits in kind are explained in more detail elsewhere in this report

To facilitate his appointment Mr van Beurden has also been provided with a relocation allowance of £17,625 in addition to meeting stamp duty costs equivalent to £40,000 on the purchase of a permanent UK residence and is entitled to a guaranteed bonus for 2008 of 50% of salary (out of a potential bonus of 100% of salary)

He was on 14 November 2007 granted options and share awards under the Company's Share Option and Share Award Plans up to the respective maxima of 400% of salary for share options and 200% of salary for share awards, in addition to the grant of 25,000 deferred shares granted on a similar basis to the CSR Share Award Plan With the exception of the deferred shares, each of the grants made under the Share Option and Share Award Plans are subject to satisfying performance conditions All of the options and shares granted to Mr van Beurden are subject to a three year retention period

Consistent with established practice, the grant of share options made under the CSR plc Share Option Plan is subject to satisfying a performance condition linked to the growth in the Company's earnings per share ('EPS') over a three year period, in this case commencing from July 2007

If the growth in EPS over the three year performance period is less than a compound 5% per annum plus RPI, none of the share options vest If the Company's EPS growth over the three year performance period is equal to a compound 5% per annum plus RPI, then 30% of the share options will vest For EPS growth above a compound 5% per annum plus RPI up to a compound 12 5% per annum plus RPI the proportion of the share options which shall vest is determined on a straight line basis pro-rata between 30% and 100% If the Company's EPS growth over the three year performance period exceeds a compound 12 5% per annum plus RPI all options will vest No retesting is permitted

Consistent with established practice, the grant of share awards made under the CSR Share Award Plan is subject to the Company's Total Shareholder Return (TSR) relative to the performance of a comparator group of peer companies over a three year period, in this case commencing from 1 July 2007 Full details of the performance measure are as set out on page 50

The Committee is satisfied that the performance targets for both the Share Options and Share Awards are appropriately stretching, having regard to the current performance of the Company and are aligned with the interests of shareholders as a whole

Remuneration policy for the executive directors

Executive remuneration packages are designed in order to attract, motivate and retain employees of the highest calibre required by the Group in order to achieve its objectives, to meet the needs of customers and enhance value to shareholders There are five main elements of the remuneration package for executive directors and senior management, which include medium and long term incentives comprising basic annual salary, benefits-in-kind, the opportunity to participate in a money purchase pension scheme, a cash bonus plan and participation in the Company's share incentive plans

The Company's policy is that a substantial proportion of the remuneration of the executive directors should be performance-related The payment of both cash bonuses and the vesting of share incentives are subject to meeting performance conditions established by the Committee at the beginning of each performance period reflecting what, at that time, the Committee considers to be demanding targets These targets are set taking appropriate account of the challenging and rapidly evolving market in which the Group operates, and the expectations of the investment community on the Company's potential future performance

A detailed review of the remuneration policy of the Board was undertaken prior to the Company's flotation and in November 2005 The Committee considers that the present policy is appropriate and does not intend making changes to the structure or basic terms of the incentive arrangements for executive directors

Basic salary
An executive director's basic salary is considered by the Committee on appointment and then reviewed prior to the beginning of each year and when an individual changes position or responsibility When making a determination as to the appropriate remuneration, the Committee considers remuneration practices within the Group as a whole and where considered relevant, conducts objective research on companies within the Company's and Group's UK listed peers of a similar size with an international focus, reflecting that the Company is competing in a global market The target salary is at mid-market (noting that after promotion or appointment to the Board it may take several years to meet this policy), with the opportunity to go above this level, subject to sustained individual performance Mr Scansbrick who was an executive director until 1 November 2007 was paid part of his remuneration in US Dollars and part in Pounds Sterling The executive directors in office at 28 December 2007 were paid in Pounds Sterling Details of the basic salary of the executive directors who served during the period ended 28 December 2007 are set forth in the table on page 54

Current salaries at February 2008 are

J A J van Beurden	£300,000
J D Y Collier	£275,000
P G G Goodridge	£231,000
C A Ladas[1]	$300,000

[1] Appointed to the Board 1 January 2008

Benefits-in-kind
The executive directors receive certain benefits-in-kind, comprising private medical insurance, life assurance of four times basic salary, and personal accident insurance and subsistence expenses

Cash bonus plan
The Committee is responsible for determining on what basis to incentivise employees, including executive directors, through a cash bonus plan The Committee establishes against defined targets the minimum threshold at which a bonus will be payable and the maximum potential award In setting appropriate bonus thresholds and targets, the Committee may refer to the objective research on a comparator group as noted above

For the cash bonus plan applicable to executive directors in 2007, the targets were set after considering the Company's budgeted operating profit and market expectations The budget was agreed based upon objectives which were considered to be appropriate and stretching against the background of an operating profit for the year ended December 2006 of $149 million

Achievement of targets based on the Company's financial and strategic objectives and the personal performance of individual directors would result in determination by the Committee of the appropriate size of the bonus having regard to actual performance against the targets The maximum potential bonus payable for the 52 weeks ended 28 December 2007 to all executive directors was 100% of salary

The bonuses paid to the directors for the 52 weeks ended 28 December 2007 are as follows,

J A J van Beurden	£nil
J D Y Collier	£25,725
P G G Goodridge	£23,100

Targets for the bonus plan for 2008 have been determined by taking into account the financial targets and strategic objectives of the Company, with due regard for market expectations in addition to personal objectives set for each of the executive directors There is no change to the maximum bonus potential which will remain at 100% of salary

Share option plans
The Company has four share option plans, intended to facilitate the motivation and retention of employees Two of the plans were established prior to the Company's flotation, being the Founders Share Option Plan and the Global Share Option Plan Whilst not all the awards under these two plans have fully vested, the plans are closed for the purpose of any new awards, and neither plan was used during 2007 for grants to executive directors or to other employees

Following shareholder approval at the 2004 Annual General Meeting, the Company established the CSR plc Share Option Plan ('CSOP')

The reason for the introduction of this plan was to provide a means by which to incentivise the executive directors and employees whilst aligning their interests more closely with those of the Company's shareholders The Committee has responsibility for supervising the CSOP and the grant of options in accordance with its rules

Awards are made to executive directors and other employees at the discretion of the Committee Awards for directors and other senior employees are subject to a three year retention period and the requirement that, subject to certain mitigating factors, the participant is an employee at the end of the retention period

Options granted to executive directors and senior managers may be exercised between three and ten years after the date of grant, subject to the Company satisfying predetermined performance conditions The performance criterion for options granted up to August 2007 is based on growth in the Company's Earnings Per Share ('EPS') No options will vest if the growth in EPS is below a compound 12% per annum plus RPI If the Company's EPS growth exceeds a compound 12% per annum plus RPI, 30% of the options awarded will vest If the Company's EPS growth exceeds a compound 14% per annum plus RPI an additional 50% of the share options will vest If the Company's EPS growth exceeds a compound 17% per annum plus RPI all options will vest No re-testing is permitted

Prior to the grant of options to Mr van Beurden on his appointment as Chief Executive Officer the Committee gave consideration to the appropriate EPS targets to be applied to his grant, with due regard to the then current financial performance of the Company and market economics In conducting this review, the Committee sought the advice of its remuneration consultant, New Bridge Street Consultants LLP The Committee considered that a revised target should be set that represented suitably stretching objectives whilst ensuring the recipient of the grant was appropriately motivated This is based on growth in EPS over a three year performance period The Committee will be adopting the same target, which is set out below, for the grants to be made following the announcement of the preliminary results

If the growth in EPS over the three year performance period is less than a compound 5% per annum plus RPI, none of the share options vest If the Company's EPS growth over the three year performance period is equal to a compound 5% per annum plus RPI, then 30% of the share options will vest For EPS growth above a compound 5% per annum plus RPI up to a compound 12 5% per annum plus RPI the proportion of the share options which shall vest is determined on a straight line basis pro-rata between 30% and 100% If the Company's EPS growth over the three year performance period exceeds a compound 12 5% per annum plus RPI all options will vest No retesting is permitted

Each criteria was considered at the time by the Committee to be challenging and appropriately aligned with shareholder interest to achieving continued improvement in the financial performance of the Company closely linked to sustained growth over the three year performance period

The rules of the CSOP do not allow for options to be granted at a discount to the Company's share price at the date of grant

The Company's policy is to grant options to executive directors at the discretion of the Committee up to a maximum of 200% of salary, taking into account individual performance Pursuant to the rules of the CSOP, the Committee also reserves to its discretion the right to grant awards at a higher proportion of basic salary which, in exceptional circumstances only, such as recruitment of a new executive or key employee, could be up to 400% of basic salary

The Company operates an HM Revenue and Customs approved SAYE Share Option Scheme for eligible employees under which options may be granted at a discount of up to 20% of market value Executive directors are eligible to participate in the SAYE Share Option Scheme

Performance share awards
At the Annual General Meeting held in May 2005, shareholders approved the introduction of a new Share Award Plan called the CSR Share Award Plan Awards are made to executive directors and other employees at the discretion of the Committee Awards to directors and other senior employees are subject to a three year retention period and for all employees the requirement that, subject to certain mitigating factors, the participant is an employee at the end of the retention period

In addition, for executive directors and other senior employees, vesting of the Share Awards is subject to stretching targets based on Total Shareholder Return, ('TSR') over the fixed three year retention period with an additional requirement that the Company should have achieved a sustained improvement in underlying financial performance over the same three year period TSR is calculated based on the average share price plus dividends over the three month period prior to the beginning and the end of the retention period

The Committee will assess the Company's TSR performance against a comparator group of UK and overseas companies The constituent members of the comparator group are shown on page 51 The comparator group comprises international companies that are customers, suppliers or competitors of CSR in the telecommunications and semiconductor industries with whom the Committee considers the performance of the Company can most appropriately be compared There is no intention to change the comparator group from that established for the awards made in previous years

If the Company's TSR performance is below the median of the comparator group, no shares will vest If the performance is at median, 30% of the shares will vest, whilst for performance between median and the upper quartile the proportion of shares which will vest is determined on a straight line basis pro-rata between 30% and 100% For performance in the upper quartile or higher, 100% of the shares will vest The award lapses if the performance condition has not been satisfied at the end of the retention period

Consistent with a commitment given to shareholders at the time of the creation of the CSR Share Award Plan, the Committee will in a year in which an award vests, report to shareholders on the underlying financial performance which was considered when approving vesting

Following completion of the three year performance period of 1 January 2005 to 31 December 2007 for those grants made under the CSR Share Award Plan in 2005, and which are due to vest in 2008, the Committee considered a report which had been prepared by an independent agency, Alithos Limited, on the Company's TSR performance That report concluded that the Company's comparative TSR performance against its peer group resulted in a ranking that allowed for 89 87% of the original grants to employees to vest

For these awards, the Committee consulted with New Bridge Street Consultants LLP and determined based on that advice, that the growth in EPS over the three year retention period demonstrated the Company's strong underlying financial performance

The adoption of TSR as the primary performance criterion, which applies to executive directors and other senior employees, was chosen to ensure that the vesting of benefits was directly aligned to the interests of shareholders The inclusion within the performance criteria of the consideration of the underlying financial performance of the Company was adopted to ensure that at the vesting of the award, appropriate account is taken of the extent to which the Company's own performance has contributed to the growth in shareholder value These criteria were adopted following consultation with the Company's advisers and institutional shareholders

The Committee considers that these performance conditions are appropriate for the form of award and are suitably stretching

The share awards are intended to reward strong relative performance, whilst share options will continue to reward absolute performance In accordance with the rules of the CSR Share Award Plan, the Committee will reserve the right to grant awards at a proportion of basic salary normally up to a maximum of 100% of salary (200% in exceptional circumstances)

The table below summarises awards granted and exercised in 2007 under the CSR Share Award Plan, and the total awards held by each executive director at 28 December 2007 or at the termination of office

Total Shareholder Return comparator group of companies
The following table shows the comparator companies for determining the relative TSR performance of the Company

ARM Holdings plc	Hewlett-Packard Company	STMicroelectronics N V
ASE Test Inc	Infineon Technologies AG	SigmaTel Inc
ASML Holding NV	INTEL CORPORATION	SILICON LABORATORIES INC
Analog Devices Inc	Logitech International SA	Skyworks Solutions Inc
Apple Computer Inc	Marvell Technology Group Ltd	Spirent plc
Atheros Communications Inc	Motorola Inc	Synopsys Inc
austriamicrosystems AG	National Semiconductor Corporation	
Bookham Inc	Nokia Oyj	Taiwan Semiconductor Manufacturing Company Limited
Broadcom Corporation	Nordic Semiconductor ASA	TERADYNE Inc
Cirrus Logic Inc	PMC Sierra Inc	Texas Instruments Incorporated
Conexant Systems Inc	Plantronics Inc	Wavecom SA
Dell Inc	QUALCOMM Incorporated	Wolfson Microelectronics plc
Dialog Semiconductor plc	Research in Motion Ltd	
GN Store Nord A/S	SiRF Technology Holdings Inc	

No significant amendments are proposed to be made to the terms and conditions of any entitlement of an executive director under these share incentive plans

The level of award is considered each year in the light of performance

Name	Awards held at 29 December 2006	Date of 2007 award	Award made	Award price	Award vesting date	Awards exercised in 2007	Lapsed in 2007	Interests at 28 December 2007	Performance Cycle for 2007 Awards
J D Y Collier	37 243	28 February 2007	25 122	£7 68	28 February 2010	–	–	62 365	1 January 2007 to 31 December 2009
G Collinson	33,516	28 February 2007	22 558	£7 68	28 February 2010	–	(56 074)	–	1 January 2007 to 31 December 2009
P G G Goodridge	39 022	28 February 2007	22 558	£7 68	28 February 2010	–	–	61 580	1 January 2007 to 31 December 2009
J A J van Beurden	–	14 November 2007	93 603	£6 445	14 November 2010	–	–	93 603	1 July 2007 to 31 July 2010

The Company monitors the awards of shares made under the various share plans which it operates in relation to their effect on dilution limits Following shareholder approval at the 2005 Annual General Meeting, the Company is able to make selective share awards while maintaining the traditional overall 10% limit on awards as a proportion of the issued share capital in any rolling ten year period

Conscious of the need to ensure that the satisfaction of issue of new shares to employees pursuant to its share schemes operates within ABI guidelines, during 2007, the CSR Employee Benefit Trust (the 'Trust') was established The Trust will enable the grant of shares to employees on exercise of vested options to be met by using shares acquired by the Trust in the open market

During 2007, the Trust acquired in the open market an aggregate of 1,466,767 ordinary shares in CSR plc This was satisfied through cash drawn down under the terms of a Loan Facility Agreement established at the time of the creation of the Trust The details of each purchase of ordinary shares in CSR plc is shown in Note 26 to the Financial Statements on page 81

Pension arrangements

The three executive directors serving at the year end are members of the Cambridge Silicon Radio Retirement Benefits Scheme ('the UK Pension Plan') which is an HM Revenue and Customs approved money purchase (defined contribution) scheme operated for eligible employees in the United Kingdom

Contributions are determined as a percentage of the employee's gross basic salary Details of the actual contributions made by the Group to the UK Pension Plan on behalf of the executive directors are set out in the table on page 54

Normal retirement age is 65 for employees and executive directors

Other than basic salary, no element of the directors' remuneration is pensionable

Share Ownership

During 2006 the Board adopted as part of its remuneration policies, a requirement for executive directors to hold ordinary shares in the Company in order to be eligible to participate fully in the share incentive plans The policy reflects the Company's belief that its executive directors should also be shareholders Executive directors have five years from introduction of the requirement or appointment to the Board in which to establish a shareholding which can be satisfied through the retention of shares derived from the exercise of vested awards under the Company's share incentive plans The executive directors are required to hold shares equivalent to 100% of their basic annual salary

Performance graph

The graph below shows the Company's performance, measured by total shareholder return, compared with the performance of the FTSE 250 index

The Company's application to list on the London Stock Exchange was effective 2 March 2004

The FTSE 250 index has been selected for this comparison because it is a broad equity index of which CSR plc is a constituent company The graph covers the period since the Company was listed on the London Stock Exchange

Directors' contracts

It is the Company's policy that executive directors should have contracts of an indefinite term All executive directors have a service contract which is subject to one year's notice from the Company Each of Mr van Beurden, Mr Collier and Mr Goodridge have service agreements requiring them to give six months' notice to the Company

The details of the directors' service contracts and notice period from the Company under their respective contracts for those in office at the year end are summarised in the table below

Name of director	Date of service contract	Period of notice
J A J van Beurden	29 September 2007	1 year
J D Y Collier	25 February 2004	1 year
P G G Goodridge	25 February 2004	1 year

In the event of termination, a director would be entitled to a payment not exceeding one year's basic salary In an appropriate case, the Company would have regard to the departing director's duty to mitigate loss

Non-executive directors

All non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies The fees for non-executive directors are considered annually The non-executive directors are appointed for a fixed term, subject to re-appointment by the shareholders All non-executive directors are appointed for a fixed three year term, with the exception of Mr Tucker whose letter of appointment was renewed in January 2007 for two years

The terms and conditions of appointment are available for inspection at the Company's registered office during normal business hours on request to the Company Secretary and up to 15 minutes prior to and at the Company's Annual General Meeting

The fees payable to non-executive directors were reviewed in December 2006 It was determined at that time that the fees would remain unchanged, subject to further review during 2007 to coincide with the appointment of a new Chairman of the Board in May 2007 In May 2007 the Board reviewed the fees and concluded the basic fee should be increased for a non-executive director from £36,000 to £38,160 The fee for Mr Tucker, who acts as both chairman of the Audit Committee and Senior Independent Director was increased from £46,000 to £48,760 These increases were made taking account of advice provided by New Bridge Street Consultants LLP

On his appointment to the position of Chairman of the Remuneration Committee, Mr Giacoletto's annual fee was increased by £5,300 to £43,460 The increase was made pro-rata in 2007 and was effective from 1 October 2007

At the time of the appointment of Mr Mackintosh as Chairman of the Board, the Board engaged New Bridge Street Consultants LLP to advise on the fees for acting as chairman Taking into account the expected time commitment for acting in this new capacity and the advice of New Bridge Street Consultants LLP, a fee of £160,000 was approved

The fees of the non-executive directors and the Chairman were reviewed in December 2007 It was determined that the fees would remain unchanged, subject to a further review to be conducted in May 2008

Non-executive directors do not receive any bonus, do not participate in awards under the Company's share schemes and are not eligible to join the Company's pension scheme Mr Carlisle who is proposed for re-election, being a non-executive director, does not have a service contract

During 2007 the letters of appointment for Mr Tucker and Mr Mackintosh fell due for review following the completion of their initial three year term of appointment and to reflect Mr Mackintosh's appointment as Chairman of the Board in May 2007 Mr Tucker was re-appointed for a two year term to January 2009 and Mr Mackintosh was appointed for a three year term to May 2010

Name of director	Date of letter of appointment	Duration of appointment
D L Tucker	23 January 2007	2 years
R W Mackintosh	2 May 2007	3 years
A E C G Carlisle	1 July 2005	3 years
S Giacoletto	4 January 2007	3 years

Outside appointments

Executive directors are entitled to accept appointments outside the Company provided that the Chairman's permission is sought prior to accepting the appointment During the period for which he was an executive director of CSR plc, Mr Collinson also acted as a non-executive director of Sonaptic Limited and fees of £8,183 were paid to CSR plc

Audited information

Directors' emoluments or fees

The emoluments or fees of directors serving during the year, for the financial years 2006 and 2007 were as follows

Name of director	Fees/Basic salary $	Benefits in kind $	Annual bonuses $	Compensation on loss of office $	Emoluments in respect of a person accepting office as a director $	2007 total $	2006 total $
Executive							
J D Y Collier	487,746	1,817	51,206	–	–	540,769	628,293
G Collinson**	184,765	790	–	–	–	185,555	564,733
P G G Goodridge	437,976	1,817	45,981	–	–	485,774	564,733
J S Hodgson*	–	–	–	–	–	–	363,912
J C Scarisbrick***	937,861	31,395	–	990,510	–	1,959,766	739,253
J A J van Beurden	98,200	1,364	–	–	442,032	541,596	–
Non-executive							
J W Whybrow**	87,637	–	–	–	–	87,637	253,953
D L Tucker	90,740	–	–	–	–	90,740	83,442
R W Mackintosh	229,671	–	–	–	–	229,671	74,372
A E C G Carlisle	71,014	–	–	–	–	71,014	65,302
S Giacoletto	73,616	–	–	–	–	73,616	–
Total	2,699,226	37,183	97,187	990,510	442,032	4,266,138	3,337,993

The salary for Mr Hodgson was paid in US Dollars The salary for Mr Scarisbrick was paid partly in US Dollars and partly in Pounds Sterling The salary and fees for other directors were paid in Pounds Sterling, but denominated in US Dollars for reporting purposes, consistent with the accounting policies of the Company

*Retired 28 February 2006

** Resigned 2 May 2007

*** Stood down 1 November 2007 as CEO remaining employed to 31 December 2007 The fees of Mr Scarisbrick shown above are for the period to 28 December 2007 which were paid partly in US Dollars and partly in Pounds Sterling

Aggregate directors' remuneration

The aggregate directors' remuneration was as follows

	2007 $	2006 $
Emoluments	4,266,138	3,337,993
Gains on exercise of share options	935,866	1,179,616
Money purchase pension contributions	166,208	317,958
	5,368,212	4,835,567

Directors' pension entitlements

Contributions paid or accrued by the Group in respect of the directors during the year were as follows

	2007 $	2006 $
J D Y Collier	68,284	62,218
G Collinson	22,859	55,870
P G G Goodridge	61,317	55,870
J C Scarisbrick*	–	144,000
J A J van Beurden	13,748	–
	166,208	317,958

*J C Scarisbrick's pension contributions in 2007 were paid in cash and is included within Fees/ Basic Salary

Directors' share options

Aggregate emoluments disclosed on page 54 do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors

Details of the options exercised by directors during their period of appointment in 2007 and details of gains arising on the exercise of options in the 52 week period to 28 December 2007 and the prior year are shown below

Name of director	Grant description	Date of exercise	Number exercised	Cost per share £	Market value per share £	Gains on exercise $ Note (i)	Gains on exercise 2006 $
J D Y Collier	SAYE	05 June 2007	5,013	1 880	7706	58,236	–
G Collinson*	CSOP	26 Feb 2007	11,148	2 350	7780	118,828	–
	CSOP	26 Feb 2007	55,852	2 000	7780	633,705	–
	SAYE	17 Jul 2007	5,013	1 880	8 486	67,738	–
P G G Goodridge	Dec 2000 Bonus Grant	02 May 2006	35,796	2 385	14 06	–	768,803
	Sep 2002 Bonus Grant	02 May 2006	15,180	1 010	14 06	–	364,423
	Dec 2001 Bonus Grant	02 May 2006	2,160	2 385	14 06	–	46,391
	SAYE	26 June 2007	5,013	1 880	7603	57,359	–

Resigned 2 May 2007

Note (i) The US $ gain represents the number of options exercised multiplied by the market value per share shown in pounds sterling and translated at the US $/pounds sterling exchange rate prevailing on the date of exercise

Details of options for directors who served during the year or have been appointed since the year end but prior to approval of this report are shown below

Name of Director	Scheme	30 Dec 2006 (or date of appointment) Note (ii)	Granted	Exercised	Lapsed	28 Dec 2007 (or date of resignation)	Exercise Price £ Note (V)	Date from which exercisable	Expiry date
J D Y Collier	Founders	382,002	–	–	–	382,002	0 054	01-Apr-00 (i)	01-Sep-10
	Global	120 000	–	–	–	120,000	0 503	10-May 01(i)	10-May-10
	CSOP	75 000	–	–	–	75 000	2 000	26 Feb-07 (iv)	26 Feb 14
	SAYE	5 013	–	(5 013)	–	–	1 880	01-May 07 (v)	01 Nov-07
	CSOP	62 350	–	–	–	62 350	3 210	05-May 08 (vi)	05-May-15
	Performance award	18 850	–	–	–	18,850	0 001	05-May-08 (vii)	05-May-15
	CSOP	24,525	–	–	–	24,525	9 990	01-Mar-09 (ix)	01-Mar-16
	Performance award	18,393	–	–	–	18,393	0 001	01-Mar-09 (vii)	01-Mar-16
	Performance award	–	25,122	–	–	25 122	0 001	28-Feb 10 (vii)	28 Feb-17
	CSOP	–	33 496	–	–	33 496	7 680	28-Feb-10 (x)	28 Feb-17
	SAYE	–	1,615	–	–	1 615	5 848	28-Mar 10 (v)	28-Sep-10
G Collinson*	CSOP	11,148	–	(11,148)	–	–	2 350	26 Feb-07 (iv)	26-Feb-14
	CSOP	55 852	–	(55 852)	–	–	2 000	26-Feb-07 (iv)	26-Feb-14
	SAYE	5 013	–	–	–	5 013	1 880	01-May-07 (v)	01 Nov-07
	CSOP	56 100	–	–	(56,100)	–	3 210	05-May 08 (vi)	05-May-15
	Performance award	17 000	–	–	(17,000)	–	0 001	05 May-08 (vii)	05-May-15
	CSOP	22 022	–	–	(22 022)	–	9 990	01-Mar-09 (ix)	01 Mar-16
	Performance award	16,516	–	–	(16 516)	–	0 001	01 Mar-09 (vii)	01 Mar-16
	Performance award	–	22 558	–	(22 558)	–	0 001	28-Feb-10 (vii)	28-Feb-17
	CSOP	–	30 078	–	(30 078)	–	7 680	28-Feb 10 (x)	28-Feb-17
	SAYE	–	1 615	–	(1 615)	–	5 848	28-Mar-10 (v)	28-Sep-10
P G G Goodridge	Global	240	–	–	–	240	2 385	31-Dec-02 (i)	31 Dec-11
	Global	37 500	–	–	–	37 500	1 010	31-Dec-02 (i)	25-Nov-12
	Global	44 820	–	–	–	44 820	1 010	30 Sep-03 (i)	30-Sep-12
	Global	40 000	–	–	–	40,000	1 025	31-Dec-03 (ii)	18 Nov-13
	CSOP	12 765	–	–	–	12 765	2 350	26-Feb-07 (iv)	26 Feb 14
	CSOP	54 235	–	–	–	54,235	2 000	26-Feb-07 (iv)	26 Feb-14
	SAYE	5 013	–	(5 013)	–	–	1 880	01-May-07 (v)	01-Nov-07
	CSOP	56 100	–	–	–	56,100	3 210	05-May-08 (vi)	05 May 15
	Performance award	17 000	–	–	–	17,000	0 001	05-May-08 (vii)	05 May-15
	CSOP	33 033	–	–	–	33 033	9 990	01 Mar-09 (ix)	01 Mar-16
	Performance award	22 022	–	–	–	22 022	0 001	01 Mar-09 (vii)	01 Mar-16
	Performance award	–	22 558	–	–	22 558	0 001	28-Feb-10 (vii)	28-Feb-17
	CSOP	–	30,078	–	–	30,078	7 680	28 Feb-10 (x)	28-Feb-17
J C Scarisbrick**	Performance award	22,557	–	–	(7,519)	15 038	0 001	15 Dec-08 (vii)	15-Dec-15
	CSOP	45,114	–	–	(15 038)	30,076	8 930	15-Dec 08 (vi)	15-Dec-15
	Recruitment award	100 000	–	–	(70 000)	30 000	0 001	30 Nov-08 (viii)	30-Nov 10
	CSOP	39 948	–	–	(39 948)	–	9 990	01-Mar 09 (vi)	01-Mar-16
	Performance award	19 974	–	–	(19,974)	–	0 001	01 Mar-09 (vii)	01-Mar 16
	CSOP	27,098	–	–	(27,098)	–	13 790	01-Jun-09 (vi)	01-Jun 16
	Performance award	13,549	–	–	(13,549)	–	0 001	01 Jun-09 (vii)	01 Jun-16
	CSOP	32,002	–	–	(32,002)	–	11 500	01-Sep-09 (vi)	01-Sep-16
	Performance award	16 001	–	–	(16,001)	–	0 001	01-Sep 09 (vii)	01-Sep 16
	Performance award	–	36,602	–	(36,602)	–	0 001	28 Feb-10 (vii)	28-Feb 17
	CSOP	–	48,803	–	(48,803)	–	7 680	28-Feb 10 (x)	28-Feb-17
J van Beurden	CSOP	–	186 190	–	–	186 190	6 445	14-Nov-10 (xii)	14-Nov-17
	Performance award	–	93 603	–	–	93,603	0 001	14-Nov-10 (vii)	14-Nov-17
	Recruitment award	–	25,000	–	–	25,000	0 001	14-Nov-10 (xi)	14-Nov-17
C A Ladas	Global	48 751	–	–	–	48 751	0 503	15 May-01 (i)	15-May-10
	CSOP	67 000	–	–	–	67,000	2 000	26-Feb-07 (iv)	26 Feb 14
	CSOP	20,600	–	–	–	20,600	3 210	05-May -08 (vi)	05 -May -15
	Performance award	12 500	–	–	–	12,500	0 001	05 May-08 (vii)	05 May-15
	CSOP	11,000	–	–	–	11 000	12 410	25 May-09 (ix)	25-May-16
	Performance award	6 000	–	–	–	6 000	0 001	25 May-09 (vii)	25-May-16
	Performance award	9 132	–	–	–	9 132	0 001	05-Jun-10 (vii)	05 Jun 17
	CSOP	18 264	–	–	–	18,264	7 860	05-Jun-10 (x)	05 Jun 17
Total		1,722 022	557 318	(77,026)	(492,423)	1 709,871			

*Resigned 2 May 2007

**Stood down 1 November 2007 as CEO, remaining employed until 31 December 2007

Note (i) Vesting of option 20% on anniversary of grant, then 5% each subsequent calendar quarter end (31 March, 30 June 30 September, 31 December) for 16 quarters

Note (ii) Vesting of option 5% each calendar quarter end (31 March 30 June 30 September, 31 December) for 20 quarters

Note (iii) Option numbers are adjusted to reflect changes to the share capital structure on listing in March 2004

Note (iv) Options granted to Directors under the CSOP scheme in 2004 vest after three years and have certain performance criteria attached The options vest in proportions from 10% – 100% dependent upon the EPS achieved by the Group for the year ended 31 December 2006 the target EPS is in the range $0 17 to $0 26 Thereafter the option may be exercised for the rest of its ten year life without further test

Note (v) Options granted under the SAYE scheme vest after three years and must be exercised within six months of vesting date

Note (vi) Options granted under the CSOP scheme vest after three years and have certain performance criteria attached For options to vest the EPS growth must be greater than the growth in the RPI plus a compound 4% per annum over a fixed period of three financial years beginning in January 2005

Note (vii) Shares granted under the Share Award scheme in 2005 2006 and 2007 vest after three years and have certain performance conditions attached The shares vest in proportions from 30% to 100% dependent on the Company s TSR against a basket of comparator companies established at the start of the three year period and thereafter only if the Company's underlying financial performance has improved to the satisfaction of the Remuneration Committee details of which shall be disclosed to shareholders in reports of the Remuneration Committee subsequent to the determination of the Committee

Note (viii) To facilitate the recruitment of Mr Scansbrick and as part of the terms of his appointment the Company agreed to award Mr Scansbrick 100,000 ordinary shares in the Company This award is subject to vesting after the satisfaction of conditions relating to service Pursuant to the terms of the Compromise Agreement entered into with Mr Scansbrick it was agreed that Mr Scansbrick would be able to acquire 30 000 ordinary shares in CSR plc on payment of the par value The balance of the recruitment options lapse

Note (ix) Options granted under the CSOP scheme in 2006 also vest after three years and have performance criteria attached No options will vest if EPS growth is below a compound 12% per annum plus RPI If the Company's EPS growth meets or exceeds a compound of 12% per annum plus RPI 30% of the share options will vest If the Company's EPS growth meets or exceeds a compound 14% per annum plus RPI an additional 50% of the share options will vest If the Company's EPS growth meets or exceeds a compound 17% per annum plus RPI all options will vest

Note (x) Options granted under the CSOP scheme in 2007 between 1 January 2007 and 31 August 2007 also vest after three years and have performance criteria attached No options will vest if EPS growth is below a compound 12% per annum plus RPI If the Company s EPS growth meets or exceeds a compound of 12% per annum plus RPI 30% of the share options will vest If the Company s EPS growth meets or exceeds a compound 14% per annum plus RPI an additional 50% of the share options will vest If the Company s EPS growth meets or exceeds a compound 17% per annum plus RPI all options will vest

Note (xi) To facilitate the recruitment of Mr van Beurden the Company agreed to award Mr van Beurden 25 000 ordinary shares in the Company The award is subject to vesting after the satisfaction of conditions relating to service

Note (xii) Options granted under the CSOP scheme after August 2007 also vest after three years and have performance criteria attached No options will vest if EPS growth is below a compound 5% per annum plus RPI If the Company's EPS growth is equal to a compound 5% per annum plus RPI 30% of the share options will vest For EPS performance above a compound 5% per annum plus RPI up to a compound 12 5% plus RPI per annum, the proportion of shares which shall vest is determined on a straight line basis pro rata between 30% and 100% If the Company s EPS growth over the three year performance period exceeds a compound 12 5% per annum plus RPI all options will vest

The market price of the ordinary shares at 28 December 2007 was £5 96 and the range during the year was £9 05 to £5 48

This report was approved by the Board of directors and signed on its behalf by

S Giacoletto
Chairman, Remuneration Committee
27 February 2008

STATEMENT OF DIRECTORS RESPONSIBILITIES

The directors are responsible for preparing the Annual Report, the Directors' Remuneration Report and the financial statements The directors are required by the International Auditing Standards (IAS) Regulation to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and have also elected to prepare financial statements for the Company in accordance with IFRS Company law requires the directors to prepare such financial statements in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements' In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards Directors are also required to

- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information, and

- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985

The directors are responsible for the maintenance and integrity of the Company website

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions

Each of the directors at the date of the approval of this report confirms that

- so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware, and

- the director has taken all the steps that he ought to have taken as a director to make himself aware of the relevant audit information and to establish that the Company's auditors are aware of that information

The directors, having prepared the financial statements, have permitted the auditors to take whatever steps they consider appropriate for the purpose of enabling them to give their audit opinion

Independent auditors' report to the members of CSR plc
We have audited the Group and individual Company financial statements (the 'financial statements') of CSR plc for the 52 week period ended 28 December 2007 which comprise the consolidated income statement, the consolidated and individual Company balance sheets, the consolidated and individual Company cash flow statements, the consolidated statement of recognised income and expense, the individual company statement of changes in equity, and the related notes 1 to 46 These financial statements have been prepared under the accounting policies set out therein We have also audited the information in the Directors' Remuneration Report that is described as having been audited

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985 Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland)

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation We also report to you whether, in our opinion, the information given in the Directors' Report is consistent with the financial statements

In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures

We read the other information contained in the Annual Report, as described in the contents section, and consider whether it is consistent with the audited financial statements We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements Our responsibilities do not extend to any further information outside the Annual Report

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration report to be audited It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group and the Company, consistently applied and adequately disclosed

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited

Opinion
In our opinion

- the Group financial statements give a true and fair view, in accordance with IFRS's as adopted by the European Union, of the state of the Group's affairs as at 28 December 2007 and of the Group's profit for the 52 week period then ended,
- the individual Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the individual Company's affairs as at the 28 December 2007,
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS regulation, and
- the information given in the Directors' Report is consistent with the financial statements

Separate opinion in relation to IFRSs
As explained in Note 3, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 28 December 2007 and of its profit for the 52 week period then ended

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors, London, United Kingdom
27 February 2008

CONSOLIDATED INCOME STATEMENT For the 52 weeks ended 28 December 2007

	Notes	2007 $000	2006 $000
Revenue	5,6	**848,622**	**704,695**
Cost of sales		(452,348)	(376,036)
Gross profit		**396,274**	**328,659**
Underlying research and development		(140,932)	(107,252)
Amortisation of acquired intangible assets		(6,609)	(2,061)
Research and development		(147,541)	(109,313)
Sales and marketing		(55,667)	(47,634)
Underlying administrative expenses		(27,968)	(22,717)
Patent dispute settlement		(15,000)	-
Administrative expenses		(42,968)	(22,717)
Underlying operating profit		**171,707**	**151,056**
Patent dispute settlement		(15,000)	-
Amortisation of acquired intangible assets		(6,609)	(2,061)
Operating profit		**150,098**	**148,995**
Investment income	5	7,938	6,106
Finance costs	10	(2,437)	(704)
Profit before tax		**155,599**	**154,397**
Tax	11	(42,795)	(43,200)
Profit for the period	7	**112,804**	**111,197**
Earnings per share		$	$
Basic	12	0 86	0 86
Diluted	12	0 83	0 82

The results were all derived from continuing operations
The profit for the period is wholly attributable to equity holders of the parent company CSR plc

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE For the 52 weeks ended 28 December 2007

	Notes	2007 $000	2006 $000
(Loss) gain on cash flow hedges	26	(4,906)	8,350
Adjustments to deferred tax from reduced UK tax rates	20	(11)	-
Net tax on cash flow hedges in equity	26	1,382	(2,505)
Net (expense) income recognised directly in equity		(3,535)	5 845
Transfers			
Transferred to income statement in respect of cash flow hedges	26	836	(2,063)
Tax on items transferred from equity	26	(225)	619
Profit for the period		112 804	111,197
Total recognised income and expense for the period		109,880	115,598

CONSOLIDATED BALANCE SHEET 28 December 2007

	Notes	28 December 2007 $000	29 December 2006 $000
Non-current assets			
Goodwill	13	144,207	51,952
Other intangible assets	14	45,144	31,686
Property, plant and equipment	15	52,924	45,454
Deferred tax asset	20	7,021	11,350
		249,296	140,442
Current assets			
Inventory	17	77,256	106,470
Derivative financial instruments	19	696	4,522
Trade and other receivables	18	97,206	101,822
Treasury deposits	18	52,065	30,000
Cash and cash equivalents	18	193,311	117,494
		420,534	360,308
Total assets		669,830	500,750
Current liabilities			
Trade and other payables	22	93,376	64,801
Current tax liabilities		26,851	19,023
Obligations under finance leases	21	3,108	3,384
Derivative financial instruments	19	1,080	–
Provisions	24	2,414	4,100
Contingent consideration	23	25,988	–
		152,817	91,308
Net current assets		267,717	269,000
Non-current liabilities			
Deferred tax liability	20	8,208	–
Obligations under finance leases	21	142	3,233
		8,350	3,233
Total liabilities		161,167	94,541
Net assets		508,663	406,209
Equity			
Share capital	25	236	232
Share premium account	26	89,926	84,111
Capital redemption reserve	26	950	950
Treasury shares	26	(20,025)	–
Merger reserve	26	61,574	61,574
Hedging reserve	26	(899)	3,171
Share-based payment reserve	26	20,278	11,003
Tax reserve	26	35,298	36,647
Retained earnings	26	321,325	208,521
Total equity		508,663	406,209

These financial statements were approved by the Board of directors and authorised for issue on 27 February 2008
They were signed on its behalf by

Paul Goodridge
27 February 2008

Ron Mackintosh
27 February 2008

CONSOLIDATED CASH FLOW STATEMENT For the 52 weeks ended 28 December 2007

	Notes	2007 $000	2006 $000
Net cash from operating activities	28	222,178	65,499
Investing activities			
Interest received		7,752	6,047
Purchase of treasury deposits		(22,065)	(5,000)
Purchases of property, plant and equipment		(24,382)	(35,874)
Purchases of intangible assets		(5,098)	(9,797)
Acquisition of subsidiaries	27	(81,946)	-
Net cash used in investing activities		(125,739)	(44,624)
Financing activities			
Repayments of obligations under finance leases		(5,924)	(5,235)
Purchases of own shares		(20,025)	-
Proceeds on issue of shares		5,824	2,959
Net cash used in financing activities		(20,125)	(2,276)
Net increase in cash and cash equivalents		76,314	18,599
Cash and cash equivalents at beginning of period		117,494	99,386
Effect of foreign exchange rate changes		(497)	(491)
Cash and cash equivalents at end of period		193 311	117,494

1 General information

CSR plc is a Company incorporated in the United Kingdom under the Companies Act 1985 The address of the registered office is given on page 97 The nature of the Group's operations and its principal activities are set out in note 6

These financial statements are presented in US dollars because that is the currency of the primary economic environment in which the Group operates Foreign operations are included in accordance with the policies set out in note 3

2 Adoption of new and revised standards

In the current period, the Group has adopted IFRS 7 *Financial Instruments Disclosures* with effect from 30 December 2006 It has also adopted the related amendments to IAS 1 *Presentation of Financial Statements* The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group's financial instruments and management of capital (see note 32)

The Group has adopted IFRS 8 *Operating Segments* in advance of its effective date, with effect from 30 December 2006 IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Executive Officer and Board of Directors, to allocate resources to the segments and to assess their performance In contrast, the predecessor Standard (IAS 14 *Segment Reporting*) required the Group to identify two sets of segments (business and geographical) using a risks and rewards approach, with the Group's system of internal financial reporting to key management personnel serving as the starting point for the identification of such segments In 2006 under IAS 14, the Group had one class of business, being the design and marketing of single chip radio devices Following the adoption of IFRS 8, the Group's reportable segments are as follows

Cellular	Mobile phones, headsets and audio-related
Non Cellular	Beyond the mobile phone including PC, Automotive and Consumer applications

The Group has identified business segments based on the internal reporting within the Group and has chosen to aggregate those business segments which meet the aggregation criteria specified in IFRS 8 for disclosure as reportable segments

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 3	*Business Combinations (revised)*
IAS 23	*Borrowing Costs (revised)*
IAS 27	*Consolidated and Separate Financial Statements (revised)*
IFRIC 12	*Service Concession Arrangements*
IFRIC 13	*Customer Loyalty Programmes*
IFRIC 14	*IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

The directors anticipate that the adoption of these Standards and Interpretations in future periods, with the exception of the amendments to IFRS 3, will have no material impact on the financial statements of the Group

The directors anticipate that the adoption of IFRS 3 (revised) may have a significant impact on the profit before tax and effective tax rate in future years The adoption of the standard removes the requirement to adjust goodwill after the normal 12 month period following the business combination, when recognising a deferred tax asset for pre-acquisition losses of an acquired subsidiary As disclosed in note 20, the Group has significant unrecognised tax losses which may become recognisable in future periods after the adoption of this standard The Group is reviewing when it will adopt this standard, but notes that at the current time it has yet to be adopted by the European Union, and the earliest date of application is for periods commencing on or after 1 July 2007

3 Accounting policies

Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) The financial statements have also been prepared in accordance with IFRSs adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments
The principal accounting policies adopted are set out below

The financial statements cover the 52 week period from 30 December 2006 to 28 December 2007, the comparatives are presented for the 52 week period from 31 December 2005 to 29 December 2006 The financial statements are reported on a 52 week basis to be consistent with the Group's internal reporting

Basis of consolidation

The consolidated financial statements incorporate the financial statements of CSR plc (the Company) and entities controlled by the Company (its subsidiaries) drawn up to the dates indicated in the primary financial statements Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities

3 Accounting policies (continued)
Basis of consolidation (continued)
The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group

All intra-Group transactions, balances, income and expenses are eliminated on consolidation

Business combinations
The acquisition of subsidiaries is accounted for using the purchase method The cost of the acquisition is measured at the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination

On acquisition, the identifiable assets and liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill Any deficiency of the cost of the acquisition below the fair value of the identifiable net assets acquired (i e discount on acquisition) is credited to profit or loss in the period of acquisition

Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition Goodwill is initially measured as an asset at cost and is subsequently measured at cost less any accumulated impairment losses Goodwill which is recognised as an asset is reviewed for impairment at least annually Any impairment is recognised immediately in profit or loss and is not subsequently reversed

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination Cash-generating units to which goodwill has been allocated are tested annually or more frequently when there is an indication that the unit may be impaired If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit An impairment loss recognised for goodwill is not reversed in a subsequent period

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal

Revenue recognition
Revenue is recognised when it is probable that economic benefits will flow to the Group Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes

Sales of goods are recognised when goods are delivered and title has passed

Royalty income is recognised upon shipment of the royalty earning product by the licencee

For the sale of services, revenue is recognised in accounting periods in which the service is rendered on a percentage of completion basis Revenue from post contract support is recognised over the period of performance The excess of service fees and post-contract support invoiced over revenue recognised is recorded as deferred income

Revenue is shown net of estimated provision for credit notes and returns

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee All other leases are classified as operating leases

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability Finance charges are charged directly to the income statement

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term

Foreign currencies
The functional currency of CSR plc and its subsidiaries is the US dollar and this is also the presentation currency for the consolidated financial statements Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing on the dates of the transactions

3 Accounting policies (continued)

Foreign currencies (continued)

At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined Gains and losses arising on retranslation are included in the net profit or loss for the period

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts (see below for details of the Group's accounting policies in respect of such derivative financial instruments)

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date Income and expense items are translated at the average exchange rates for the period

Operating profit

Operating profit is stated before investment income and finance costs

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet

Taxation

The tax payable is based on taxable profit for the year Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused carried forward tax losses and unused carried forward tax credits can be utilised However, such assets and liabilities are not recognised if the temporary differences arise from

- the initial recognition of goodwill,
- the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit,
- investments in subsidiaries and associates, and interests in joint ventures, where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case deferred tax is also dealt with in equity

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis

Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss Depreciation is charged so as to write off the cost of the assets, less estimated residual value, over their estimated useful lives, using the straight line method, on the following basis

Computer equipment	2 to 3 years
Test equipment	2 to 5 years
Office equipment	3 years
Furniture and fittings	5 years
Leasehold improvements	minimum lease period

3 Accounting policies (continued)
Property, plant and equipment (continued)
Residual values are the estimated amount that the Group would obtain from disposal of the asset, after deducting estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life, based on prices prevailing at the balance sheet date

In general residual values are zero or negligible, due to the technical and specialised nature of assets held

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement

Assets in the course of construction are carried at cost less any recognised impairment losses Depreciation of these assets commences when the assets are ready for their intended use

Other intangible assets
Other intangible fixed assets are stated at cost or fair value for items acquired in business combinations, net of amortisation and any provision for impairment No amortisation is provided on assets in the course of construction On other intangible fixed assets, amortisation is provided at rates calculated to write off the cost or fair value, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows

Software licences	licence term
Customer contracts and relationships	3 years
Purchased R&D	4 to 10 years

Residual values are the estimated amount that the Group would obtain from disposal of the asset, after deducting estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life, based on prices prevailing at the balance sheet date

In general residual values are zero or negligible, due to the technical and specialised nature of assets held

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement

Assets in the course of construction are carried at cost net of any provision for impairment Amortisation of these assets commences when the assets are ready for their intended use

Research and development expenditure
Expenditure on research activities is recognised as an expense in the period in which it is incurred

An internally generated intangible asset arising from the Group's product development is recognised only if all of the following conditions are met

- an asset is created that can be identified (such as a new device or software),
- the project from which the asset arises meets the Group's criteria for assessing technical feasibility,
- it is probable that the asset created will generate future economic benefits, and
- the development cost of the asset can be measured reliably

Internally generated intangible assets are amortised on a straight line basis over their useful lives Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred

Impairment of tangible and intangible assets excluding goodwill
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any) Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired

3 Accounting policies (continued)

Impairment of tangible and intangible assets excluding goodwill (continued)

Recoverable amount is the higher of fair value less costs to sell and value in use In assessing value in use, the estimated future cash flows are discounted to their present values using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount An impairment loss is recognised as an expense immediately

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but the reversal is limited so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years A reversal of an impairment loss is recognised as income immediately

Inventories

Inventories are stated at the lower of cost and net realisable value Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition Cost is calculated using the first-in-first-out (FIFO) method Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument

Trade receivables

Trade receivables do not carry any interest and are stated at their fair value as reduced by appropriate allowances for estimated irrecoverable amounts

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs

Investments consist of money market deposits in USD, GBP and Euros Interest income is recorded as it accrues over the period of the investment at rates fixed at the time of inception

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date Financial assets are impaired where there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the asset, the estimated future cash flows of the investment have been impaired

Objective evidence of impairment could include significant financial difficulty of the issuer or counterparty, or default or delinquency in interest or principal payments, or it becoming probable that the borrower will enter bankruptcy or financial re-organisation

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into

Trade payables

Trade payables are not interest bearing and are stated at their fair value

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs

3 Accounting policies (continued)
Financial instruments (continued)
Derecognition of financial liabilities
The Group derecognises financial liabilities when, and only when, the Group's obligations are discharged, cancelled or they expire

Derivative financial instruments
The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates The Group uses foreign exchange forward contracts to hedge these exposures The Group does not use derivative financial instruments for speculative purposes Further details of derivative financial instruments are disclosed in note 32 to the financial statements

The use of financial derivatives is governed by the Group's policies approved by the Board of directors, which provides written principles on the use of financial derivatives The Group's policy is to hedge between 75% and 90% of forecast GBP expenditure for the following 11 to 15 months

Derivative financial instruments are initially recorded at fair value at the date a derivative contract is entered into and are subsequently remeasured to fair value at each balance sheet date The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship

Hedge accounting
Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is expected to be highly effective in offsetting changes in cash flows of the hedged item

Note 19 sets out details of the fair values of the derivative instruments used for hedging purposes Movements in the hedging reserve in equity are also detailed in the statement of recognised income and expense

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity The gain or loss relating to the ineffective portion is recognised immediately in profit or loss

Amounts deferred in equity are recycled into profit or loss in the periods when the hedged item is recognised in profit or loss When the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss

Provisions
Provisions for warranty and returns costs are recognised at the date of sale of the relevant products, at the directors' best estimate of the expenditure required to settle the Group's liability

Provision is made for onerous contracts at the fair value of the minimum unavoidable lease payments, net of any amounts recoverable from sub-leases

Share-based payment
The Group has applied the requirements of IFRS 2 Share-based Payment In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005

The Group issues equity-settled share-based payments to certain employees, including share options with non-market based vesting conditions Equity settled share-based payments are measured at the fair value at the date of grant The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest

Fair value is measured by use of a Black-Scholes model for the majority of share options in issue The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations

For certain share options which include TSR related condition the fair value is estimated through the use of a Monte-Carlo simulation

Employee benefit trust
The Group has established an employee benefit trust which is a separately administered trust and is funded by loans from Group companies The assets of the trust comprise shares in CSR plc and cash balances The Group recognises assets and liabilities of the trust in the consolidated accounts and shares held by the trust are recorded at cost as a deduction from shareholders' equity

4 Critical accounting judgements and key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below

Inventory valuation

Inventories are stated at the lower of cost and net realisable value Provisions for excess or obsolete inventory are recorded based upon assumptions about future demand and market conditions If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required The carrying amount of inventory at 28 December 2007 was $77 3 million (2006 $106 5 million)

Impairment of goodwill

The Group reviews goodwill for impairment on at least an annual basis This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated Estimating the value in use requires the Group to make an estimate of expected future cash flows from each cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows The carrying amount of the goodwill at 28 December 2007 was $144 2 million (2006 $52 0 million)

Provisions

Determining the level of provision required for returns and warranty claims requires management to review the historic levels of usage whilst considering the growth in the business and other changes which have occurred in the manufacturing cycle The carrying amount of the provision at 28 December 2007 was $2 4 million (2006 $4 1 million)

5 Revenue

	2007 $ 000	2006 $ 000
Sale of goods	846,831	700,982
Royalties	1,791	3,713
	848,622	704,695
Investment income	7,938	6,106
	856,560	710,801

Investment income is interest on bank deposits

6 Segmental reporting

Business segments

In 2006 under IAS 14 *Segment Reporting*, CSR had one class of business, being the design and marketing of single chip radio devices From 30 December 2006, as a result of an internal reorganisation and based on information reported to the Group's Chief Executive Officer and Board of Directors for the purposes of resource allocation and assessment of segment performance, the Group's reportable segments are more specifically focussed on the markets which they serve The Group's reportable segments under IFRS 8 *Operating Segments* are therefore as follows

Cellular	Mobile phones, headsets and audio-related
Non Cellular	Beyond the mobile phone including PC, Automotive and Consumer applications

The Group has identified business segments based on the internal reporting within the Group and have chosen to aggregate those business segments which meet the aggregation criteria specified in IFRS 8 for disclosure as reportable segments

Comparative information is only provided for the analysis of revenue by the identified reportable segments In 2006, the Group was organised as a single reportable segment and the internal reporting systems and structures were only in place from 30 December 2006, therefore the information required to allocate costs and assets to the identified segments in a reasonable way is not available and the cost to produce this information would be excessive

Segment revenues and results

The following is an analysis of the Group's revenue and results by reportable segment in 2007

2007	Cellular 2007 $ 000	Non Cellular 2007 $ 000	Unallocated 2007 $ 000	Consolidated 2007 $ 000
Revenue				
Total segment revenue	660,594	188,028	–	848,622
Result				
Underlying operating profit*	118,395	53,312	–	171,707
Operating profit / segment result	112,043	53,055	(15,000)	150,098
Investment income (note 5)	–	–	7,938	7,938
Finance costs (note 10)	–	–	(2,437)	(2,437)
Profit before tax	112,043	53,055	(9,499)	155,599

*Underlying operating profit excludes amortisation of acquired intangible assets

6 Segmental reporting (continued)
Segment revenues and results (continued)
Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group's Chief Executive Officer and Board of Directors

The accounting policies for the reportable segments are the same as the Group's accounting policies as described in note 3 The segment result represents operating profit earned by each segment without allocation of the $15 0 million patent dispute settlement Costs are allocated to segments based on levels of R&D and marketing activity in the period This is the measure reported to the Group's Chief Executive Officer and Board of Directors for the purposes of resource allocation and assessment of segment performance

2006	Cellular 2006 $ 000	Non Cellular 2006 $ 000	Unallocated 2006 $ 000	Consolidated 2006 $ 000
Revenue				
Total segment revenue	584,536	120,159	-	704,695

No comparative information is available for operating profit split by reportable segment as, in 2006, the Group was organised as a single reportable segment and the internal reporting systems and structures were only in place from 30 December 2006 It is not possible to allocate costs and assets to the identified segments in a reasonable way

Segment assets	2007 $ 000
Cellular	362,483
Non Cellular	38,688
Total segment assets	401,171
Deferred tax asset	7,021
Cash flow hedges	696
Other receivables	15,566
Treasury deposits	52,065
Cash and cash equivalents	193,311
Total assets	669,830

Assets allocated to reportable segments are goodwill (allocation is described in note 13), property, plant and equipment, intangible assets, trade receivables and inventory All other assets are unallocated Assets are allocated to the segment which has responsibility for their control

No comparative information is provided for segment assets for the reportable segments identified as the internal reporting systems and structures were not in place in 2006 for such information to be obtained

No information is provided for segment liabilities as this measure is not provided to the chief operating decision maker

Other segment information

2007	Cellular 2007 $ 000	Non Cellular 2007 $ 000	Consolidated 2007 $ 000
Depreciation and amortisation of intangible assets	23,664	4,190	27,854
Amortisation of acquired intangible assets	6,352	257	6,609
Share-based payment expense	8,036	1,239	9,275
Capital expenditure	48,878	6,345	55,223

2006	Cellular 2006 $ 000	Non Cellular 2006 $ 000	Consolidated 2006 $'000
Amortisation of acquired intangible assets	1,804	257	2,061

No comparative information is available for capital expenditure, depreciation and amortisation of intangible assets and share-based payment expense as the internal reporting systems and structures were not in place in 2006 for such information to be obtained

Revenues from major products and services
The Group's revenues from its major products and services were as follows

	2007 $ 000	2006 $ 000
Sale of integrated circuits	838,115	696,067
Sale of software	8,716	4,915
Royalties	1,791	3,713
Consolidated revenue (excluding investment income)	848,622	704,695

6 Segmental reporting (continued)
Geographical information
The Group operates in four principal geographical areas – the UK (country of domicile), Europe, the Americas and Asia The Group's revenue from external customers and information about its segment assets (non-current assets excluding deferred tax assets and other financial assets) by geographical location is detailed below

	Revenue from external customers 2007 $ 000	2006 $ 000
UK	1,777	2,175
Europe		
– Finland	15,416	10,818
– Hungary	46,287	31,121
– Other	11,520	18,702
USA	54,039	57,990
Americas (excluding USA)	13,324	10,435
Asia		
– China and Hong Kong	298,882	194,147
– Taiwan	127,779	133,405
– Korea	104,817	73,387
– Japan	159,604	161,662
– Other Asia Pacific	15,177	10,853
	848,622	704,695

Revenues are attributed to geographical areas on the basis of the customer's manufacturing location

	Non-current assets 2007 $ 000	2006 $ 000
UK	131,648	96,902
Europe	75,636	662
USA	16,224	16,863
Asia	18,767	14,665
	242,275	129,092

Non-current assets, being goodwill, property, plant and equipment and other intangible assets are attributed to the location where they are situated

Information about major customers
Included in revenues arising from Cellular and Non Cellular are revenues of approximately $220 1 million (26% of revenues) (2006 $201 4 million, 29% of revenues) which arose from sales to the Group's largest customer This was the only customer exceeding 10% of revenue in either period Revenue from the top five customers represents 52% of revenues (2006 61%)

7 Profit for the period
Profit for the period has been arrived at after charging (crediting)

	2007 $ 000	2006 $ 000
Net foreign exchange loss (gain)	1,500	(618)
Research and development costs	147,541	109,313
Depreciation of property, plant and equipment	17,427	11,183
Patent dispute settlement	15,000	–
Amortisation of intangible assets	17,036	8,481
Staff costs (see note 9)	121,278	94,887
Cost of inventories recognised as expense	432,106	356,359
Write downs of inventories recognised as an expense	4,598	5,100
Auditors' remuneration for audit services (see note 8)	357	319
Deferred tax adjustment to goodwill (see note 13)	279	745

8 Auditors' remuneration

The analysis of auditors' remuneration is as follows

	2007 $000	2006 $000
Fees payable to the Company's auditors for the audit of the Company's annual accounts	92	85
Fees payable to the Company's auditors and their associates for other services to the Group		
– The audit of the Company's subsidiaries pursuant to legislation	265	234
Total audit fees	357	319
Other services pursuant to legislation	34	34
Tax services	146	181
Total non-audit fees	180	215

Fees payable to Deloitte & Touche LLP and their associates for non-audit services to the Company are not required to be disclosed because the consolidated financial statements are required to disclose such fees on a consolidated basis

Significant non-audit services require pre-approval by the Audit Committee

9 Staff costs

The average monthly number of employees (including executive directors) was

	2007 Number	2006 Number
Research and development	670	541
Sales and marketing	232	184
General and administrative	110	91
	1,012	816

	$000	$000
Their aggregate remuneration comprised		
Salaries	96,921	76,151
Social security costs	9,147	6,553
Other pension costs	5,935	4,347
Share option charges	9,275	7,836
	121,278	94,887

10 Finance costs

	2007 $000	2006 $000
Interest expense and similar charges	237	207
Unwinding of discount on contingent deferred consideration	1,602	–
Interest payable on acquisition loan notes	100	–
Foreign exchange losses	498	497
	2,437	704

11 Taxation

	2007 $000	2006 $000
Current income tax payable for the year	38,311	32,602
Current income tax benefit recognised in equity (note 26)	5,511	6,302
Current income tax charge	43,822	38,904
Adjustment in respect of current income tax of prior years	1,195	2,914
Total current income tax charge	45,017	41,818
Deferred tax charge	322	3,860
Deferred tax rate change impact	(1,088)	–
Adjustment in respect of deferred tax of prior years	(1,456)	(2,478)
Total deferred tax charge (note 20)	(2,222)	1,382
Total tax charge	42,795	43,200

11 Taxation (continued)

UK Corporation tax is calculated at 30% (2006 30%) of the estimated assessable profit for the year
Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions
The charge for the year can be reconciled to the profit per the income statement as follows

	2007 $ 000	2007 %	2006 $ 000	2006 %
Profit before tax	155,599	100.0	154,397	100.0
Tax at the UK corporation tax rate of 30% (2006 30%)	46,680	30.0	46,319	30.0
Tax benefit of additional specific tax reliefs	(5,628)	(3.6)	(4,220)	(2.7)
Effect of different tax rates of subsidiaries operating in other jurisdictions	539	0.3	409	0.3
Adjustments to tax charge in respect of prior years	(261)	(0.2)	436	0.3
Deferred tax rate adjustments	(1,088)	(0.7)	–	–
Non-deductible expenses	2,553	1.7	245	0.1
Tax losses not utilised	–	–	11	–
Tax expense and effective tax rate for the period	42,795	27.5	43,200	28.0

In March 2007, the UK Government announced that they would introduce legislation that would reduce the corporation tax rate to 28% with effect from 1 April 2008 This legislation has been fully enacted The deferred tax assets and liabilities, previously stated at 30% of the temporary differences, were remeasured to 28% of those amounts In addition, the effective tax rate for the period from 1 April 2008 is expected to reduce accordingly

12 Earnings per share

The calculations of earnings per share are based on the following data

Earnings	2007 $ 000	2006 $ 000
Underlying earnings for the financial period	127,930	112,640
Patent dispute settlement, net of tax	(10,500)	–
Amortisation of acquired intangible assets, net of tax	(4,626)	(1,443)
Earnings for the financial period	112,804	111,197

Number of shares	Number of shares	Number of shares
Weighted average number of shares		
For basic earnings per share	130,690,101	129,513,071
Effect of dilutive potential ordinary shares – share options	4,906,720	6,319,171
For diluted earnings per share	135,596,821	135,832,242

Earnings per share	$	$
Underlying basic earnings per share	0.98	0.87
Patent dispute settlement, net of tax	(0.08)	–
Amortisation of acquired intangible assets, net of tax	(0.04)	(0.01)
Basic earnings per share	0.86	0.86
Underlying diluted earnings per share	0.94	0.83
Patent dispute settlement, net of tax	(0.08)	–
Amortisation of acquired intangible assets, net of tax	(0.03)	(0.01)
Diluted earnings per share	0.83	0.82

13 Goodwill

	$ 000
Cost and carrying amount	
At 31 December 2005	52,697
Adjustment for recognition of deferred tax asset	(745)
At 29 December 2006	51,952
Recognition on acquisition of subsidiaries (note 27)	92,534
Adjustment for recognition of deferred tax asset	(279)
At 28 December 2007	144,207

13 Goodwill (continued)
At the time of the acquisitions in 2005 and 2007, the acquired entities included brought forward tax losses These were not recognised at the time of the acquisition as it was not considered probable that taxable profit would be available against which these losses could be utilised During 2007 and 2006, a deferred tax asset was recognised for some of these losses and, in accordance with IFRS 3, an equivalent adjustment was made to goodwill This resulted in a charge of $279,000 (2006 $745,000) which was included within administrative expenses

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination The carrying amount of goodwill has been allocated as follows

Reportable segment	Cash Generating Unit	$ 000 2007
Cellular	Mobile Handsets	129,441
	Mobile Headsets	5,906
Non Cellular	Automotive	8,860
		144,207

In 2006, goodwill acquired in a business combination was allocated to the single cash-generating unit

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired

The recoverable amount of the cash-generating unit is determined from a value in use calculation The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to CSR Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market

For all cash generating units the Group prepares cash flow forecasts derived from the most recent financial budget approved by management for the next year and extrapolates cash flow forecasts for the following four years, assuming, for this purpose, no growth This rate does not exceed the average long-term growth rate for the relevant markets

The rate used to discount the forecast cash flows is 9 3%

14 Other intangible assets

	Purchased in process research and development $ 000	Customer contracts and relationships $ 000	Software licences $ 000	Assets in the course of construction $ 000	Total $ 000
Cost					
At 30 December 2005	13,400	2,000	21,651	157	37,208
Additions	–	–	16,623	–	16,623
Disposals	–	–	(3,467)	–	(3,467)
Transfers	–	–	157	(157)	–
At 29 December 2006	13,400	2,000	34,964	–	50,364
Additions	–	–	7,087	–	7,087
Acquired on acquisition of subsidiaries	23,500	–	–	–	23,500
Disposals	–	–	(1,183)	–	(1,183)
At 28 December 2007	36,900	2,000	40,868	–	79,768
Amortisation					
At 30 December 2005	546	369	10,785	–	11,700
Charge for the year	1,394	667	6,420	–	8,481
Disposals	–	–	(1,503)	–	(1,503)
At 29 December 2006	1,940	1,036	15,702	–	18,678
Charge for the year	5,942	667	10,427	–	17,036
Disposals	–	–	(1,090)	–	(1,090)
At 28 December 2007	7,882	1,703	25,039	–	34,624

14 Other intangible assets (continued)

	Purchased in process research and development $000	Customer contracts and relationships $000	Software licences $'000	Assets in the course of construction $000	Total $000
Carrying amount					
At 28 December 2007	29,018	297	15,829	–	45,144
At 29 December 2006	11,460	964	19,262	–	31,686

Leased assets included above

Carrying amount					
At 28 December 2007	–	–	3,209	–	3,209
At 29 December 2006	–	–	8,108	–	8,108

Amortisation of intangible fixed assets is included within 'Research and development' in the income statement

15 Property, plant and equipment

	Test equipment $000	Leasehold improvements $000	Furniture and fittings $000	Computer equipment $000	Office equipment $000	Assets in the course of construction $000	Total $000
Cost							
At 30 December 2005	25,234	2,761	1,590	15,427	1,541	–	46,553
Additions	24,680	1,043	2,110	5,313	953	–	34,099
Disposals	(77)	(211)	(115)	(424)	(121)	–	(948)
At 29 December 2006	49,837	3,593	3,585	20,316	2,373	–	79,704
Additions	15,634	3,687	642	3,147	589	937	24,636
Disposals	(1,099)	(27)	(583)	(2,362)	(100)	–	(4,171)
Acquired on acquisition of subsidiaries	701	–	283	327	56	–	1,367
At 28 December 2007	65,073	7,253	3,927	21,428	2,918	937	101,536
Depreciation							
At 30 December 2005	13,353	422	674	8,570	993	–	24,012
Charge for the year	4,950	612	754	4,619	248	–	11,183
Disposals	(77)	(211)	(115)	(424)	(118)	–	(945)
At 29 December 2006	18,226	823	1,313	12,765	1,123	–	34,250
Charge for the year	9,451	1,276	545	5,474	681	–	17,427
Disposals	(1,082)	(8)	(560)	(2,350)	(96)	–	(4,096)
Acquired on acquisition of subsidiaries	545	–	279	194	13	–	1,031
At 28 December 2007	27,140	2,091	1,577	16,083	1,721	–	48,612
Carrying amount							
At 28 December 2007	37,933	5,162	2,350	5,345	1,197	937	52,924
At 29 December 2006	31,611	2,770	2,272	7,551	1,250	–	45,454

Leased assets included above

Carrying amount							
At 28 December 2007	–	–	–	–	6	–	6
At 29 December 2006	–	–	–	558	9	–	567

At 28 December 2007, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $4,386,000 (2006 $nil)

16 Subsidiaries

A list of the significant investments in subsidiaries, including the name, country of incorporation and proportion of ownership interest is given in note 39 to the Company's separate financial statements

17 Inventories

	2007 $000	2006 $000
Raw materials	16,819	51,246
Work in progress	10,724	12,143
Finished goods	49,713	43,081
	77,256	106,470

18 Other financial assets

Trade and other receivables

	2007 $000	2006 $000
Amounts receivable for sale of goods and software	81,593	87,002
Amounts receivable for royalties	47	244
Total trade receivables	81,640	87,246
Corporation tax	187	-
VAT	1,696	1,098
Other receivables	5,067	8,330
Prepayments and accrued income	8,616	5,148
	97,206	101,822

The average credit period taken on total trade receivables is 37 days (2006 45 days) An allowance has been made for estimated irrecoverable amounts within trade receivables of $3,000 (2006 $92,000) This allowance has been determined by reference to past default experience An allowance for credit notes and price adjustments has also been made within trade receivables of $150,000 (2006 $150,000)

Before accepting any new customers, the Group uses a credit scoring system to assess the potential customers credit quality and define credit limits by customer Credit limits and credit quality are regularly reviewed

It is the policy of the Group to only transact with creditworthy entities to mitigate the risk of default associated with trade receivables The Group provides for trade receivables based on amounts estimated as irrecoverable determined by reference to past default experience

The directors consider that the carrying amount of trade and other receivables approximates to their fair value

Cash and cash equivalents

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less The carrying amount of these assets approximates to their fair value

Treasury deposits

Treasury deposits represent bank deposits with an original maturity of over three months

Credit risk

The Group's principal financial assets are bank balances and cash, treasury deposits and trade and other receivables

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure The maximum exposure to credit risk at the reporting date was

	2007 $000	2006 $000
Total trade receivables	81,640	87,246
Cash and cash equivalents	193,311	117,494
Treasury deposits	52,065	30,000
Cash flow hedges	696	4,522
	327,712	239,262

The maximum exposure to credit risk for total trade receivables at the reporting date by geographic region was

	2007 $000	2006 $000
Europe	13,906	9,810
USA	6,540	7,424
Asia	60,438	69,753
Other	756	259
	81,640	87,246

18 Other financial assets (continued)

Exposure to credit risk (continued)

The Group has no significant concentration of credit risk by type of customer, with exposures spread over a number of counterparties and customers

The Group's most significant customer accounts for $18 4 million of trade receivables at 28 December 2007 (2006 $12 6 million)

Impairment losses

The aging of total trade receivables at the reporting date was

	Gross 2007 $ 000	Impairment 2007 $ 000	Gross 2006 $ 000	Impairment 2006 $ 000
Not past due	79,071	(150)	80,578	(150)
Past due 0-30 days	2 654	–	4,897	–
Past due 31-60 days	5	–	1,142	–
Past due 61-90 days	–	–	337	–
Past due 91-120 days	–	–	119	–
More than 121 days past due	63	(3)	415	(92)
	81,793	(153)	87,488	(242)

The movement in the allowance for impairment in respect of trade receivables during the period was as follows

	2007 $ 000	2006 $ 000
Balance at the beginning of the period	242	662
Utilised in the period	(3,211)	(797)
Additional provisions in the period	3,122	377
Balance at the end of the period	153	242

Included in the Group's trade receivables balance are debtors with a carrying amount of $2,719,000 (2006 $6,818, 000) which are past due but for which the Group has not provided, as there has been no significant change in the credit quality of the receivables and the amounts are still considered recoverable The Group does not hold collateral over these balances

Based on past experience, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due, other than for credit notes and price adjustments

19 Derivative financial instruments

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows
The instruments purchased are denominated in GBP

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts that the Group has committed is as below

	2007 $ 000	2006 $ 000
Forward foreign exchange contracts	178 628	89,441

These arrangements are designed to address significant exchange exposures for the next 15 months (2006 12 months) and are renewed on a rolling basis to cover between 11 and 15 months forward
At the balance sheet date, the fair value of the Group's currency derivatives is shown below

Derivatives that are designated and effective as hedging instruments carried at fair value

	2007 $ 000	2006 $ 000
Forward foreign exchange contracts – assets	696	4,522
– liabilities	(1,080)	–
	(384)	4,522

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to a liability of $384,000 (2006 asset $4,522,000) has been deferred in equity

Net amounts of $748,000 (2006 $1,775,000) and $88,000 (2006 $288,000) respectively have been transferred to operating expenses in the income statement and to fixed assets in respect of contracts matured in the period

Further details of derivative financial instruments are given in note 32

20 Deferred tax

	Accelerated tax depreciation $000	Share based payment $000	Fair value adjustments on acquisition $000	Tax losses $000	Other temporary differences $000	Total $000
At 30 December 2005	(3,990)	21,727	(4,205)	290	4,315	18,137
(Charge) credit to income	(6,517)	1,653	618	2,478	386	(1,382)
(Charge) credit to equity	–	(6,004)	–	600	–	(5,404)
Exchange differences	–	–	–	–	(1)	(1)
At 29 December 2006	(10,507)	17,376	(3,587)	3,368	4,700	11,350
Credit (charge) to income	2,301	2,051	1,741	(1,036)	(3,923)	1,134
(Charge) credit to equity	–	(7,840)	–	606	206	(7,028)
Acquisition of subsidiary	–	–	(6,948)	–	–	(6,948)
Deferred tax rate adjustment to income	547	–	586	–	(45)	1,088
Deferred tax rate adjustment to equity	–	(772)	–	–	(11)	(783)
At 28 December 2007	(7,659)	10,815	(8,208)	2,938	927	(1,187)

Certain deferred tax assets and liabilities have been offset where required as relating to the same taxation authority The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes

	2007 $000	2006 $000
Deferred tax liabilities	(8,208)	–
Deferred tax assets	7,021	11,350
	(1,187)	11,350

At the balance sheet date, the Group has unused tax losses of $175,564,000 (2006 $86,100,000) available for offset against future profits A deferred tax asset has been recognised in respect of $7,793,000 (2006 $9,600,000) of such losses No deferred tax asset has been recognised in respect of the remaining $167,771,000 (2006 $76,500 000) due to the unpredictability of future profit streams within certain subsidiary entities Included in unrecognised tax losses are losses of $47,819,000 (2006 $36,400,000) that will expire in 17-19 years Other losses may be carried forward indefinitely

At the balance sheet date, the aggregate amount of temporary timing differences related to undistributed earnings of overseas subsidiaries was $14,754,000 (2006 $7,201,000) No deferred tax liabilities have been recognised in respect of these unremitted earnings because the Group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future

21 Obligations under finance leases

	Minimum lease payments 2007 $000	Minimum lease payments 2006 $000	Present value of minimum lease payments 2007 $000	Present value of minimum lease payments 2006 $'000
Amounts payable under finance leases				
Within one year	3,109	3,385	3,108	3,384
In the second to fifth years inclusive	142	3,234	142	3,233
	3,251	6,619	3,250	6,617
Less future finance charges	1	2	–	–
Present value of lease obligations	3,250	6,617	3,250	6,617
Less Amount due for settlement within 12 months (shown under current liabilities)			(3,108)	(3,384)
Amount due for settlement after 12 months			142	3,233

It is the Group's policy to lease certain of its equipment under finance leases and purchase certain software licences under agreements containing deferred payment terms The average lease term is 2 6 years Interest rates are fixed at the contract date, all of the agreements containing deferred payment terms are interest free For the period ended 28 December 2007, the average effective borrowing rate was 0 03% (2006 0 01%) All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments

Lease obligations with a present value of $1,045,000 (2006 $2,947,000) are denominated in Sterling All other lease obligations are denominated in US Dollars

The fair value of the Group's lease obligations approximates their carrying amount

The Group's obligations under finance leases are secured by the lessors' right over the leased assets

22 Other financial liabilities

Trade and other payables

	2007 $ 000	2006 $ 000
Trade payables	62,681	34,538
Other taxation and social security	2,923	2,377
Other payables	3,778	4,232
Accruals and deferred income	23,994	23,654
	93,376	64,801

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs
The average credit period taken for trade purchases is 54 days (2006 57 days)

The directors consider that the carrying amount of trade and other payables approximates their fair value

For most suppliers, no interest is charged on trade payables The Group has financial risk management policies in place to ensure that all payables are paid within the credit time frame

Included within other payables is $2,065,000 which relate to loan notes issued to the shareholders of Cambridge Positioning Systems Limited as part of the consideration for the company on acquisition The loan notes are denominated in US dollars

23 Contingent consideration

	2007 $ 000	2006 $ 000
Amounts payable within one year	25,988	–

The contingent consideration relates to milestone payments for the acquisition of NordNav Technologies AB (note 27)
The consideration is due to be settled in two instalments which will be payable by 28 December 2008 if certain milestone criteria are met
The contingent consideration is discounted at a rate of 6 15% reflecting the expected borrowing rate for a similar loan instrument

24 Provisions

	Onerous lease provision $ 000	Returns and warranty provision $ 000	Total $ 000
At 30 December 2006	–	4,100	4,100
On acquisition of subsidiary	546	–	546
Additional provision in the period	178	176	354
Released in the period	–	(1,756)	(1,756)
Utilised in the period	(450)	(380)	(830)
At 28 December 2007	274	2,140	2,414

Onerous lease provision

The Group has provided for the discounted anticipated costs of satisfying the terms of any onerous leases, less any anticipated income from subletting the buildings It is anticipated that the provision will be used over the remaining lease terms (8 years)

Returns and warranty provision

The Group provides for the anticipated costs associated with returns under standard warranty terms It is anticipated that the provision will be used over two years

25 Called-up share capital

Company

Authorised share capital

		2007 £ 000	2006 £ 000
185,000,000	Ordinary Shares of £0 001 each – equity	185	185

Allotted, called-up and fully paid

		2007 $ 000	2006 $ 000
132,073,576 (2006 130,206,208)	Ordinary Shares of £0 001 each – equity	236	232

Changes to share capital

Equity shares
1,867,368 Ordinary Shares were issued from employee option exercises between 30 December 2006 and 28 December 2007
Consideration was $5,818,706, at a premium of $5,814,996

The Company has one class of ordinary shares which carry no right to fixed income

There are 7,500 deferred shares of £0 001 each These shares have no rights

25 Called-up share capital (continued)

The following options and share awards over Ordinary Shares of £0 001 have been granted and were outstanding at the end of the year

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
1 April 1999	17,256	0 00333	5 years
1 September 1999 to 25 November 1999	619,880	0 05367	5 years
9 February 2000	43,450	0 15633	5 years
21 February 2000 to 16 October 2000	509,461	0 50333	5 years
30 October 2000 to 8 July 2002	544,760	2 38500	5 years
30 September 2002 to 10 November 2003	390,511	1 01000	5 years
18 November 2003 to 2 February 2004	319,607	1 02500	5 years
26 February 2004	469,695	2 35000	3 years
26 February 2004	126,642	2 35000	3 years[2]
26 February 2004	171,100	2 00000	3 years
26 February 2004	386,043	2 00000	3 years[2]
30 June 2004	15,000	4 02000	3 years[2]
30 September 2004	20,884	2 89400	3 years[3]
30 September 2004	20,000	3 62500	3 years[2]
19 March 2005	83,025	3 06000	3 years[3]
5 May 2005	415,950	3 21000	3 years[2]
5 May 2005	203,500	0 00100	3 years
5 May 2005	289,150	0 00100	3 years[1]
1 November 2005	243,746	4 52870	3 years[3]
15 December 2005	15,038	0 00100	3 years[1]
15 December 2005	30,000	0 00100	5 years
15 December 2005	30,076	8 93000	3 years[3]
1 March 2006	40,415	0 00100	3 years[1]
1 March 2006	45,718	9 05000	3 years
1 March 2006	57,558	9 99000	3 years[2]
31 March 2006	41,009	7 81070	3 years[3]
3 May 2006	13,931	12 9200	3 years
25 May 2006	246,630	12 4100	3 years[2]
25 May 2006	483,100	0 00100	3 years[1]
25 May 2006	591,520	12 4100	5 years
25 May 2006	65,650	0 00100	3 years
2 August 2006	29,079	11 0967	5 years
1 November 2006	8,344	9 08800	3 years[3]
15 November 2006	124,872	6 27000	5 years
28 February 2007	62,466	7 68000	5 years
28 February 2007	47,680	0 00100	3 years[1]
28 February 2007	87,477	7 68000	3 years[2]
28 March 2007	264,492	5 84800	3 years[3]
9 May 2007	66,404	7 57000	5 years
5 June 2007	186,939	0 00100	3 years[1]
5 June 2007	470,876	7 86000	3 years[2]
5 June 2007	119,710	0 00100	3 years
1 August 2007	75,391	7 29000	5 years
14 November 2007	186,190	6 44500	3 years[2]
14 November 2007	117,712	6 44500	5 years
14 November 2007	93,603	0 00100	3 years[1]
14 November 2007	25,000	0 00100	3 years
10 December 2007	210,407	5 15600	3 years[3]
	8,726,947		

1 These options have vesting conditions based on the Company s performance against comparator companies based on TSR rankings over the vesting period

2 These options have vesting conditions based on EPS growth over the vesting period

3 These options have been issued as part of the Company s SAYE scheme

Exercise period Vested options and share awards are exercisable within ten years from the grant date, SAYE options are exercisable within six months of the vesting date

26 Reserves

	Share premium account $ 000	Capital redemption reserve $ 000	Merger reserve $ 000	Treasury shares $ 000	Hedging reserve $'000	Share-based payment reserve $ 000	Tax reserve $ 000	Retained earnings $ 000	Total $ 000
At 31 December 2005	81,161	950	61,574	–	(3,116)	3,167	35,749	97,324	276,809
Share issues	2,950	–	–	–	–	–	–	–	2,950
Share-based payment	–	–	–	–	–	7,836	–	–	7,836
Deferred tax benefit on share option gains	–	–	–	–	–	–	(5,404)	–	(5,404)
Current tax benefit taken directly to equity	–	–	–	–	–	–	8,188	–	8,188
Current tax on hedging reserve	–	–	–	–	–	–	(1,886)	–	(1,886)
Gain on cash flow hedges	–	–	–	–	8,350	–	–	–	8,350
Transferred to income statement in respect of cash flow hedges	–	–	–	–	(2,063)	–	–	–	(2,063)
Retained profit for the year	–	–	–	–	–	–	–	111,197	111,197
At 29 December 2006	84,111	950	61,574	–	3,171	11,003	36,647	208,521	405,977
Share issues	5,815	–	–	–	–	–	–	–	5,815
Share-based payment	–	–	–	–	–	9,275	–	–	9,275
Deferred tax benefit on share option gains	–	–	–	–	–	–	(7,234)	–	(7,234)
Current tax benefit taken directly to equity	–	–	–	–	–	–	5,511	–	5,511
Purchase of own shares	–	–	–	(20,025)	–	–	–	–	(20,025)
Current tax on hedging reserve	–	–	–	–	–	–	951	–	951
Deferred tax on hedging reserve	–	–	–	–	–	–	206	–	206
Effective tax rate adjustment	–	–	–	–	–	–	(783)	–	(783)
Loss on cash flow hedges	–	–	–	–	(4,906)	–	–	–	(4,906)
Transferred to income statement in respect of cash flow hedges	–	–	–	–	836	–	–	–	836
Retained profit for the year	–	–	–	–	–	–	–	112,804	112,804
At 28 December 2007	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,427

*Note A tax reserve has been included to show movements in equity caused by tax adjustments This was previously included in the hedging reserve and retained earnings, and these balances have been restated for 2006 to aid comparability

The share premium account, capital redemption reserve and the hedging reserve, are not distributable The merger reserve arose on the combination of CSR plc and Cambridge Silicon Radio Limited and is not distributable

Treasury shares represent the cost of shares in CSR plc purchased in the market and held by the CSR plc Employee Benefit Trust to satisfy options under the Group's share option schemes On 3 May 2007, the CSR Employee Benefit Trust purchased 334,890 ordinary shares at an average price of £7 41 per share Between 6 June 2007 and 7 June 2007, the CSR Employee Benefit Trust purchased 336,425 ordinary shares at an average price of £7 38 per share Between 26 September 2007 and 28 September 2007, the CSR Employee Benefit Trust purchased 795,452 ordinary shares at an average price of £6 24 per share

The shares acquired by the Trust do not represent Treasury shares for the purposes of the Companies Act and therefore remain as issued share capital For accounting purposes, the treatment of the shares acquired by the Trust is different In preparing the consolidated CSR plc Group accounts, the shares held by the Trust are treated as a deduction in shareholders' equity in accordance with SIC12 *'Consolidation of special purpose entities'*

27 Acquisition of subsidiaries

Cambridge Positioning Systems Limited

On 12 January 2007, CSR plc acquired 100% of the issued share capital of Cambridge Positioning Systems Limited for a consideration of $35 0 million

	Book value $ 000	Fair value adjustments $ 000	Fair value $ 000
Net assets acquired	(5,249)	(219)	(5,468)
Property, plant and equipment	345	(125)	220
Intangible assets	–	9,900	9,900
Deferred tax adjustment on fair value adjustments	–	(2,868)	(2,868)
	(4,904)	6,688	1,784
Goodwill			28,810
Total consideration			30,594
Satisfied by			
Cash and cash equivalents			27,318
Loan notes			2,214
Directly attributable costs			1,062
			30,594
Net cash outflow arising on acquisition			
Cash consideration			(27,318)
Working capital adjustment			(219)
Repayment of Cambridge Positioning Systems Limited loans on acquisition			(5,468)
Cash and cash equivalents acquired			256
Partial repayment of loan notes			(148)
Directly attributable costs			(1,062)
			(33,959)

The goodwill arising on the acquisition of Cambridge Positioning Systems Limited is attributable to the anticipated profitability resulting from Cambridge Positioning System Limited's specialised GPS location system technology

Cambridge Positioning Systems Limited contributed $488,000 to revenues and reduced the Group's profit before tax by $1,625,000 between the date of acquisition and the balance sheet date

If the acquisition of Cambridge Positioning Systems Limited had been completed on the first day of the financial period, Group revenues for the period would have been $848,631,000 and Group profit attributable to equity holders of the parent would have been $111,998,000

NordNav Technologies AB

On 12 January 2007, CSR plc acquired 100% of the issued share capital of NordNav Technologies AB for a cash consideration of $40 0 million and contingent consideration of $35 0 million

	Book value $ 000	Fair value adjustments $ 000	Fair value $ 000
Net assets acquired	(116)	–	(116)
Property, plant and equipment	116	–	116
Intangible assets	–	13,600	13,600
Deferred tax adjustment on intangible assets	–	(4,080)	(4,080)
	–	9,520	9,520
Goodwill			63,724
Total consideration			73,244
Satisfied by			
Cash and cash equivalents			40,000
Directly attributable costs			983
Contingent consideration (discounted)			32,261
			73,244
Net cash outflow arising on acquisition			
Cash consideration			(40,000)
Working capital adjustments			(164)
Deferred consideration			(7,875)
Directly attributable costs			(983)
Cash and cash equivalents acquired			1,035
			(47,987)

27 Acquisition of subsidiaries (continued)
NordNav Technologies AB (continued)
The goodwill arising on the acquisition of NordNav Technologies AB is attributable to the anticipated profitability resulting from NordNav Technologies AB's software-based GPS solution

NordNav Technologies AB contributed $191,000 to revenues and reduced the Group's profit before tax by $2,330,000 between the date of acquisition and the balance sheet date

If the acquisition of NordNav Technologies AB had been completed on the first day of the financial period, Group revenues for the period would have been $848,625,000 and Group profit attributable to equity holders of the parent would have been $112,355,000

28 Notes to the cash flow statement

	2007 $000	2006 $000
Operating profit from continuing operations	150,098	148,995
Adjustments for		
Depreciation of property, plant and equipment	17,427	11,183
Amortisation of intangible assets	17,036	8,481
Deferred tax transfer to goodwill	279	745
Loss on disposal of property, plant and equipment	75	3
Loss on disposal of intangible assets	93	24
Share-based payment expense	9,275	7,836
(Decrease) increase in provisions	(1,814)	172
Operating cash flows before movements in working capital	192,469	177,439
Decrease (increase) in inventories	29,319	(36,798)
Decrease (increase) in receivables	8,173	(28,684)
Increase (decrease) in payables	22,394	(28,478)
Cash generated by operations	252,355	83,479
Foreign taxes paid	(1,117)	(312)
Corporation taxes paid	(28,702)	(17,461)
Interest paid	(358)	(207)
Net cash from operating activities	222,178	65,499

Additions to software licences during the year amounting to $2,260,000 were purchased under staged payment plans

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with a maturity of three months or less

29 Operating lease arrangements

	2007 $000	2006 $000
Minimum lease payments under operating leases recognised as an expense in the period	6,955	4,662

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows

	2007 $000	2006 $000
Within one year	6,924	5,901
In the second to fifth years inclusive	16,590	15,578
After five years	4,180	4,799
	27,694	26,278

Operating lease payments represent rentals payable by the Group for certain of its office properties and office equipment
Leases are negotiated for an average term of 3 67 years and rentals are fixed for an average of 3 67 years

30 Share-based payments
CSR plc has grants and awards in the following Share Schemes which result in charges to the Income Statement

Global share option scheme
The Company has a share option scheme for all employees of the Group, under which share options were issued prior to flotation, at a price based on the most recent private funding round All employees were granted options on joining CSR These options have a vesting period of five years, with 20% of options vesting one year after grant, then the remainder vesting in equal quarterly instalments over the remaining four years Other options (in addition to those related to employees joining) were also granted under this scheme In all cases if the options remain unexercised after a period of ten years from the date of grant, the options lapse Options are forfeited if the employee leaves the Group before the options vest No grants have been made under this scheme since flotation

30 Share-based payments (continued)

Company Share Option Plan (CSOP)

The Company introduced a new scheme at flotation called the CSR plc Share Option Plan The following grants have been made under the scheme

Flotation grant

On the Company's flotation in February 2004, the Company issued share options to all employees, at a price based on the share price on the day of flotation The vesting period is three years If the options remain unexercised after a period of ten years from the date of grant, the options lapse Options are forfeited if the employee leaves the Group before the options vest

Performance grants

On the Company's flotation in February 2004, and in May 2005, May 2006, May 2007 and certain other dates (relating to employees joining) the Company issued share options at a price based on the average share price over the preceding three days The vesting period of these grants is three years and vesting is dependent upon meeting certain EPS based performance conditions If the options remain unexercised after a period of ten years from the date of grant, the options lapse Options are forfeited if the employee leaves the Group before the options vest

Starter Grants

The Company grants options to new starters to assist in recruitment Options are exercisable at a price equal to the average share price on the three days preceding the grant date The vesting period of the options is over a period of five years with 40% vesting after two years and 5% vesting each quarter thereafter If the options remain unexercised after a period of ten years from the date of grant, the options lapse Grants are forfeited if the employee leaves the Group before the options vest The Company has also issued to starter grants to senior employees that vest after three years

CSR Share Award Plan

In May 2005, following approval of shareholders at the 2005 Annual General Meeting, the Company introduced the CSR plc Share Award Plan, which allows for options to be granted for exercise at a future date at a price equivalent to the nominal value of the Company's shares of £0 001 The following awards have been made

Retention Awards

The Company issues employees with rights to purchase shares at nominal value (£0 001) as a method of staff retention The vesting period of these share awards is three years If the share awards remain unexercised after a period of ten years from the date of grant, the awards lapse Awards are forfeited if the employee leaves the Group before the options vest

Performance Awards

The Company issues senior employees with rights to purchase shares at nominal value (£0 001) as a method of staff incentivisation The vesting period of these share awards is three years The vesting of the awards is also subject to the Group satisfying two performance conditions The first is the Total Shareholder Return of the Company's shares when compared to a group of companies selected at the time an award is first granted The second is improvement in the underlying financial performance of the Group In order for the shares to vest, the Group must have met or exceeded certain TSR thresholds when compared with the TSR performance of the group of other companies In the event the Group satisfies any one of the TSR thresholds, the Remuneration Committee then considers the extent of any improvement in the underlying financial performance of the Group

SAYE Schemes

The Company operates a SAYE scheme, whereby employees are allowed to subscribe to a monthly savings amount for a period of three years, at the end of the three year period, the employee is allowed to either receive their saved amount plus interest or purchase shares in the Company at a price based on the average share price on the three days prior to commencement of the SAYE scheme, discounted by 20% This scheme is open to all employees subject to Inland Revenue approved limits on total investment, and invitations are issued at regular intervals Employees have a period of six months following the conclusion of the scheme to exercise their option to purchase shares

Share options outstanding

Details of the share options outstanding during the year are as follows

	2007 Number of share options	2007 Weighted average exercise price (in £)	2006 Number of share options	2006 Weighted average exercise price (in £)
Outstanding at beginning of period	9,225,832	2 96	9,660,051	1 42
Granted during the period	2,260,514	5 20	2,142,862	7 55
Forfeited during the period	(892,031)	1 21	(250,028)	0 51
Exercised during the period	(1,867,368)	1 56	(2,327,053)	0 70
Outstanding at the end of the period	8,726,947	3 62	9,225,832	2 96
Exercisable at the end of the period	3,579,373	1 38	2,964,894	0 88

The weighted average share price at the date of exercise for share options exercised during the period was £8 63 The options outstanding at 28 December 2007 had a weighted average exercise price of £3 62, and a weighted average remaining contractual life of 7 years In 2007, options were granted on 28 February, 28 March, 9 May, 5 June, 1 August, 14 November and 10 December The aggregate estimated fair value of the options granted on those dates is $10,567,000 The weighted average fair value of these options was $5 25 In 2006, options were granted on 1 March 31 March, 3 May, 25 May, 1 June, 2 August, 1 September, 1 November and 15 November The aggregate estimated fair value of the options granted on those dates is $22,296,000 The weighted average fair value of these options was $10 40

30 Share-based payments (continued)

The fair values of the share option and share award grants were based on the following inputs

SAYE Schemes

The inputs to the Black-Scholes model are as follows

	2007	2006
Weighted average share price (£)	6 40 – 5 89	7 85 – 12 00
Weighted average exercise price (£)	5 84 – 5 16	7 81 – 9 09
Expected volatility	50% – 51%	44% – 51%
Expected life	3 years	3 years
Risk free rate	4 93% – 4 72%	4 36% – 4 54%
Expected dividends	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group's share price over a three year period, equivalent to the vesting period of the options The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations

Company Share Option Plan (CSOP)

The inputs to the Black-Scholes model are as follows

	2007	2006
Weighted average share price (£)	6 16 – 7 65	10 41 – 14 73
Weighted average exercise price (£)	6 45 – 7 86	9 99 – 13 79
Expected volatility	49% – 51%	44% – 48%
Expected life	3 – 4 years	3 – 4 years
Risk free rate	4 24% – 5 40%	4 17% – 4 52%
Expected dividends	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group's share price over a time period equivalent to the vesting period of the options The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations The adjustments for the performance conditions are reflected in the proportion of options anticipated to vest

Starter Grants

The inputs to the Black-Scholes model are as follows

	2007	2006
Weighted average share price (£)	6 16 – 7 50	6 85 – 14 13
Weighted average exercise price (£)	6 45 – 7 57	6 27 – 12 92
Expected volatility	53% – 54%	44% – 54%
Expected life	3 – 5 years	3 – 5 years
Risk free rate	4 80% – 5 25%	4 17% – 4 60%
Expected dividends	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group's share price over a time period equivalent to the vesting period of the options The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations

Retention award

The fair value was based upon the share price on the date of grant

Performance Awards

The fair value was based upon Monte-Carlo simulation of the performance of the 39 comparator companies included in the TSR conditions of the award

Expected volatility for each company was determined by calculating the historical volatility of the individual company's share price over the three years from the date of grant

Share option charges

The Group recognised total expenses of $9,275,000 (2006 $7,836,000) related to equity-settled share-based payment transactions

31 Retirement benefits scheme

The Group operates a defined contribution retirement benefit scheme for all qualifying employees

The assets of the scheme are held separately from those of the Group in funds under the control of trustees

The total cost charged to income of $5,935,000 (2006 $4,347,000) represents contributions payable to this scheme by the Group at rates specified in the rules of the plan As at 28 December 2007, contributions of $nil (2006 $894 000) due in respect of the current reporting period had not been paid over to the scheme

32 Financial instruments
Financial risk management
The Group has exposure to the following risks from its use of financial instruments

- Credit risk
- Market risk
- Liquidity risk

This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital Further quantitative disclosures are included throughout these consolidated financial statements

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities

The Group Audit Committee oversees how management monitors compliance with the Group's risk management framework in relation to the risks faced by the Group

Capital risk management
The Group's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business CSR intends to reinvest its cash balances in the business either through higher levels of investment in working capital and fixed assets or through further M&A activity to support the long-term ambitions of the Group The capital structure of the Group consists of cash and cash equivalents, treasury deposits and equity attributable to the equity holders of CSR plc, comprising issued share capital, reserves and retained earnings as disclosed in notes 25 and 26

The Group is not subject to any externally imposed capital requirements

As a result of the funds raised through the initial public offering in March 2004 and the subsequent positive operating cash flows, the Group has a total of $245 4 million of treasury deposits and cash and cash equivalents at 28 December 2007 (2006 $147 5 million)

Significant accounting policies
Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3 to the financial statements

Categories of financial instruments

	Carrying value	
	2007 $'000	2006 $'000
Financial assets		
Loans and receivables (including cash and cash equivalents and treasury deposits)	333,966	244,168
Derivative instruments in designated hedge accounting relationships	696	4,522
	334,662	248,690
Financial liabilities		
Derivative instruments in designated hedge accounting relationships	(1,080)	-
Amortised cost	(113,731)	(59,804)
	(114,811)	(59,804)

Market risk
Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rate risk will affect the Group's income or the value of its holdings of financial instruments The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk

Foreign currency risk management
Substantially all of the Group's sales and costs of sales are denominated in US dollars, the Group's functional currency A majority of the Group's fixed costs are denominated in Sterling This exposure to different currencies would result in gains or losses with respect to movements in foreign exchange rates and the impact of such fluctuations could be material Accordingly, the Group enters into hedging transactions pursuant to which it purchases Sterling under forward purchase contracts in order to cover the majority of its Sterling exposure

32 Financial instruments (continued)

Market risk (continued)

Foreign currency risk management (continued)

The carrying amounts of the Group's Sterling denominated monetary assets and liabilities at the reporting date are as follows

	Liabilities		Assets	
	2007 £'000	2006 £'000	2007 £'000	2006 £'000
GBP Sterling	(9,051)	(8,529)	7,669	3,362

The following significant exchange rates applied during the period

	Weighted average forward contract rate (contracts maturing in the period)		Period end spot rate	
US Dollars	2007	2006	2007	2006
GBP	1 8877	1 8026	1 9905	1 9586

Foreign currency sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to foreign currency movements for both derivative and non-derivative instruments at the balance sheet date

A 10% strengthening of the US dollar against GBP sterling would have decreased equity and profit after tax by the amounts shown below as at the reporting date shown In management's opinion, this is a reasonably possible charge given current market conditions This analysis assumes that all other variables, in particular interest rates and other foreign currencies, remain constant The analysis is performed on the same basis for 2006

28 December 2007	Equity $'000	Profit or loss $'000
GBP	(10,919)	(1,052)

29 December 2006	Equity $'000	Profit or loss $'000
GBP	(4,687)	(281)

A 10% weakening of the US dollar against GBP sterling would have had the equal but opposite effect, on the basis that all the other variables remain constant

The movement in profit for the period is mainly attributable to the Group's exposure to exchange movements in sterling denominated monetary assets and liabilities

The movement in equity is mainly as a result of the changes in fair value of forward foreign exchange contracts

Forward foreign exchange contracts

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur

Cash flow hedges	Carrying Amount	Expected cash flows	3 months or less	3 6 months	6-12 months	More than one year
2007						
Forward foreign exchange contracts $'000	(384)	178,628	35,853	35,636	71,568	35,571
Forward foreign exchange contracts £'000		90,090	18,090	18,000	36,000	18,000
2006						
Forward foreign exchange contracts	4,522	89,441	21,877	22,063	45,701	-
Forward foreign exchange contracts £'000		48,000	12,000	12,000	24,000	-

The Directors consider the periods in which the cash flows associated with the derivatives that are cash flow hedges are expected to occur approximate the periods when the cash flows associated with those cash flows are likely to impact profit or loss

Interest rate risk management

The Group has no significant direct exposure to fluctuations in interest rates other than those on interest-bearing cash balances The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those cash balances in the period was 5 16% (2006 5 00%)

32 Financial instruments (continued)

Credit risk

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults The Group only transacts with entities that are rated the equivalent of investment grade and above This information is supplied by independent rating agencies where available and if not available, the Group uses other publicly available financial information and its own trading records to rate its major customers The Group's exposure and the credit ratings of its counterparties are continuously monitored and credit exposure is controlled by counterparty limits

The credit risk on liquid funds and derivative financial instruments is limited because counterparties are banks with high credit ratings assigned by international credit rating agencies

For cash and cash equivalents and treasury deposits, the Company only transacts with entities that are equivalent to investment grade and above and Group treasury policy dictates that less than 20% of the total balance on cash and cash equivalents and treasury deposits will be deposited with counterparties who have a Moody's credit rating of less than Aa1

Disclosures related to the credit risk associated with trade receivables are in note 18

Liquidity risk

Liquidity risk management

The Group manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows and matching the maturity of financial assets and liabilities The Group has no significant borrowings from third parties and therefore liquidity risk is not considered a significant risk at this time

The following tables detail the Group's remaining contractual maturity for its non derivative financial liabilities The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay The table includes both interest and principal cash flows The contractual maturity of derivative financial instruments is considered in the 'Forward foreign exchange contracts' section on page 87

2007	Less than one month $000	1-2 months $000	2 3 months $000	3 6 months $000	More than 6 months $000	Total $000
Obligations under finance leases	–	131	–	1,256	1,864	3,251
Contingent consideration (note 23)	–	9,625	–	–	17,500	27,125
Unsecured loan notes issued on acquisition	–	1,865	–	257	–	2,122
Other payables	6	–	1,239	–	424	1,669
Onerous lease provision	–	–	–	–	545	545
	6	11,621	1,239	1,513	20,333	34,712

2006	Less than one month $000	1 2 months $000	2-3 months $000	3 6 months $'000	More than 6 months $000	Total $000
Obligations under finance leases	–	–	–	1,673	4,946	6,619
Other payables	874	–	3,144	–	214	4,232
	874	–	3,144	1,673	5,160	10,851

Fair value of financial instruments

The fair values of financial assets and liabilities are determined as follows

Trade receivables and trade payables The carrying amount of these short-term financial instruments approximates their fair value

Derivatives The fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract and discounted back to the balance sheet date using an appropriate discount rate

The carrying amounts of financial assets and liabilities in the financial statements approximates their fair values

33 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note Transactions between the Company and its subsidiaries are disclosed in the Company only financial statements in note 46

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures Further information about the remuneration of individual directors is provided in the audited part of the Directors' Remuneration Report on pages 54 to 55

	2007 $000	2006 $000
Short-term employee benefits	2,976	3,338
Post-employment benefits	166	318
Other long-term benefits	299	-
Termination benefits	991	-
Share-based payment	67	1,780
	4,499	5,436

By way of compensation for the termination of his employment, it was agreed that John Scarisbrick would receive a lump sum payment, deferred until 2 July 2008 of £360,100 and $245,000

During 2007, an escrow payment of $11,158 was made to John Scarisbrick in relation to the 2005 acquisitions of UbiNetics (VPT) Limited

On 12 January 2007, the Company paid John Scarisbrick $49,477 for 2,388,188 E shares in Cambridge Positioning Systems Limited as part of the acquisition of Cambridge Positioning Systems Limited

During the period, the Company received $16,127 from Sonaptic Limited, a company of which Glenn Collison was a director during the period, for his services to the company

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY For the 52 weeks ended 28 December 2007

	Notes	2007 $000	2006 $000
At beginning of period		97,330	86,445
(Loss) / profit for the period		(7,637)	95
Issue of share capital	25	5,819	2,954
Share-based payments		9,275	7,836
At end of period		104,787	97,330

COMPANY BALANCE SHEET 28 December 2007

	Notes	28 December 2007 $000	29 December 2006 $000
Non-current assets			
Subsidiaries	39	174,555	61,314
Current assets			
Other receivables	40	20,313	388
Treasury deposits	40	52,065	30,000
Cash and cash equivalents	40	85,000	65,000
		157,378	95,388
Total assets		331,933	156,702
Current liabilities			
Trade and other payables	41	201,158	59,372
Contingent consideration	42	25,988	–
		227,146	59,372
Net current (liabilities) assets		(69,768)	36,016
Net assets		104,787	97,330
Equity			
Share capital	25	236	232
Share premium account	26	89,926	84,111
Capital redemption reserve	26	950	950
Share-based payment reserve	26	20,278	11,003
Retained earnings	43	(6,603)	1,034
Total equity		104,787	97,330

These financial statements were approved by the Board of directors and authorised for issue on 27 February 2008
They were signed on its behalf by

Paul Goodridge
27 February 2008

Ron Mackintosh
27 February 2008

COMPANY CASH FLOW STATEMENT For the 52 weeks ended 28 December 2007

	Notes	2007 $000	2006 $000
Net cash from operating activities	44	111,611	22,497
Investing activities			
Interest received		4,454	3,799
Purchase of treasury deposits		(22,065)	(5,000)
Acquisition of subsidiaries		(81,946)	–
Net cash used in investing activities		(99,557)	(1,201)
Financing activities			
Proceeds on issue of share capital		5,824	2,959
Net cash from financing activities		5,824	2,959
Net increase in cash and cash equivalents		17,878	24,255
Cash and cash equivalents at beginning of period		65,000	40,716
Effect of foreign exchange rate changes		2,122	29
Cash and cash equivalents at end of period		85,000	65,000

34 Significant accounting policies

The separate financial statements of the Company are presented as required by the Companies Act 1985 As permitted by that Act, the separate financial statements have been prepared in accordance with International Financial Reporting Standards

The financial statements have been prepared on the historical cost basis The principal accounting policies adopted are the same as those set out in note 3 to the consolidated financial statements

35 (Loss) profit attributable to CSR plc

The loss for the financial year dealt with in the financial statements of the parent Company, CSR plc, was $7,637,000 (2006 profit $95,000) As permitted by s230 of the Companies Act 1985, no separate income statement is presented in respect of the parent Company

(Loss) profit is stated after charging (crediting)

	2007 $'000	2006 $'000
Net foreign exchange loss (gain)	301	(373)
Auditors' remuneration for audit services	92	85

The Company had 1 employee during 2007 (2006 1)

The directors' remuneration in both years was borne by Cambridge Silicon Radio Limited Details of the directors' remuneration is given on pages 47 to 57

36 Investment income

	2007 $'000	2006 $'000
Income from bank deposits	4,503	3,895

37 Finance costs

	2007 $'000	2006 $'000
Interest payable on acquisition loan notes	100	–
Unwinding of discount on deferred consideration	1,602	–
Interest on intercompany balance	6,749	–
Foreign exchange gains	(2,122)	(29)
	6,329	(29)

38 Taxation

	2007 $'000	2006 $'000
Total tax charge	–	–

Corporation tax is calculated at 30% (2006 30%) of the estimated assessable profit for the year
The charge for the year can be reconciled to (loss) profit as follows

	2007 $'000	2007 %	2006 $'000	2006 %
(Loss) profit before tax	(7,637)	100 0	95	100 0
Tax at the UK corporation tax rate of 30% (2006 30%)	(2,291)	(30 0)	29	30 0
Group relief surrendered (claimed) to (from) other group companies for nil consideration	2,291	30 0	(29)	(30 0)
Tax expense and effective tax rate for the period	–	–	–	–

39 Subsidiaries

Details of the Company's subsidiaries at 28 December 2007 are as follows

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %	Method used to account for investment
Direct ownership				
Cambridge Silicon Radio Limited	UK	100	100	Acquisition
UbiNetics VPT Limited	UK	100	100	Acquisition
Cambridge Positioning Systems Limited	UK	100	100	Acquisition
NordNav Technologies Aktiebolag	Sweden	100	100	Acquisition
Indirect ownership				
Cambridge Silicon Radio Inc	USA	100	100	Acquisition
CSR China (Shanghai) Co Limited	China	100	100	Acquisition
CSR KK	Japan	100	100	Acquisition
CSR Korea Limited	Korea	100	100	Acquisition
CSR Sweden AB	Sweden	100	100	Acquisition
Cambridge Silicon Radio Sarl	France	100	100	Acquisition
Cambridge Silicon Radio (UK) Limited	UK	100	100	Acquisition
Cambridge Silicon Radio Holdings Inc	Delaware	100	100	Acquisition
Clarity Technologies, Inc	Michigan	100	100	Acquisition
CSR (India) Private Limited	India	100	100	Acquisition
UbiNetics Wireless Technologies (Shenzen) Company Limited	China	100	100	Acquisition
UbiNetics (Cayman Islands) Ltd	Cayman Islands	100	100	Acquisition
UbiNetics (Hong Kong) Limited	Hong Kong	100	100	Acquisition
UbiNetics (North America) Inc	Delaware	100	100	Acquisition
UbiNetics (IP) Limited	UK	100	100	Acquisition
UbiNetics 3G Limited	UK	100	100	Acquisition
UbiNetics Module Limited	UK	100	100	Acquisition
UbiNetics Technology Limited	UK	100	100	Acquisition
UbiNetics Designs Limited	UK	100	100	Acquisition
Coverge Limited	UK	100	100	Acquisition
C P S Limited	UK	100	100	Acquisition
NordNav Finans Aktiebolag	Sweden	100	100	Acquisition

Investments in subsidiary undertakings

Cost and net book value	2007 $000	2006 $000
At the beginning of the period	61,314	53,478
Acquisition of subsidiaries	103,966	-
Capital contributions arising from IFRIC 11 charges	9,275	7,836
At the end of the period	174,555	61,314

40 Financial assets

Other receivables	2007 $000	2006 $000
Prepayments and accrued income	432	388
Amounts receivable from other Group undertakings	19,881	–
	20,313	388

The directors consider that the carrying amount of other receivables approximates their fair value

Amounts receivable from other Group undertakings are neither past due or impaired as management considers that the CSR Employee Benefit Trust has sufficient assets to fulfil its future obligations

Cash and cash equivalents
Bank balances and cash comprise cash held by the Company and short term bank deposits with an original maturity of three months or less The carrying amount of these assets approximates their fair value

Treasury deposits
Treasury deposits represent bank deposits with an original maturity of over three months

41 Financial liabilities

Trade and other payables	2007 $000	2006 $000
Amounts owed to subsidiary undertakings	199,049	59,372
Accruals and deferred income	44	–
Other payables	2,065	–
	201,158	59,372

The directors consider that the carrying amount of trade and other payables approximates their fair value

Other payables
Other payables relate to loan notes issued to the shareholders of Cambridge Positioning Systems Limited as part of the consideration for the company on acquisition (note 27)

42 Contingent consideration

	2007 $000	2006 $000
Amounts payable within one year	25,988	–

The contingent consideration relates to milestone payments for the acquisition of NordNav Technologies AB (note 27) The consideration is due to be settled in two instalments which will be payable by 28 December 2008 if certain milestone criteria are met The contingent consideration is discounted at a rate of 6 15% reflecting the expected borrowing rate for a similar loan instrument

43 Reserves

	Retained earnings $000
Balance at 30 December 2005	939
Net profit for the period	95
Balance at 29 December 2006	1,034
Net loss for the period	(7,637)
Balance at 28 December 2007	(6,603)

The movements on the other reserves are disclosed in note 26 to the consolidated financial statements

44 Notes to the cash flow statement

	2007 $000	2006 $000
Operating loss from continuing operations being operating cash flows before movements in working capital	(5,812)	(3,829)
(Increase) decrease in receivables	(19,970)	181
Increase in payables	137,393	26,145
Cash generated by operations being net cash from operating activities	111,611	22,497

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with a maturity of three months or less

45 Financial instruments

Capital risk management

The Company manages its capital to ensure that a strong capital base is maintained to sustain the future growth and development of the Group The capital structure of the Company consists of debt in the form of unsecured loan notes and contingent consideration (disclosed in notes 41 and 42), cash and cash equivalents, treasury deposits and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in note 43

There are no externally imposed capital requirements on the Company

Categories of financial instruments

	2007 $000	2006 $000
Financial assets		
Loans and receivables (including cash and cash equivalents and treasury deposits)	157,378	95,388
Financial liabilities		
Amortised cost	227,146	59,372

At the reporting date there are no loans and receivables designated at fair value through profit and loss
The carrying amount reflected above represents the Company's maximum exposure to credit risk for such loans and receivables

Financial risk management objectives

The Group Treasury function provides services to the Company, co-ordinates access to domestic and international financial markets and monitors and manages the financial risks relating to the operations of the Company

The main risks the Company is exposed to are the currency risk component of market risk, credit risk, and liquidity risk

Foreign currency risk management

The Company does not seek to manage the currency risk component of market risk as these risks are managed on a Group level The Company does not enter into any financial derivative contracts The Company does not enter into, or trade financial instruments, including derivative financial instruments, for speculative purposes

Foreign currency sensitivity analysis

The sensitivity analysis below has been determined based on the exposure of the Company to foreign currency movements for its non-derivative financial instruments at the balance sheet date

If the US dollar had strengthened by 10% against GBP sterling, the Company's

- loss for the 52 week period ended 28 December 2007 would have decreased by $1,267,000 The profit for the 52 week period ended 29 December 2006 would have decreased by $442,000 In both periods, this is mainly attributable to the Company's exposure to foreign exchange movements on Sterling denominated monetary assets and liabilities,

- there is no impact on other equity reserves (2006 $nil)

A 10% weakening of the US dollar against GBP sterling would have had the equal but opposite effect, on the basis that all the other variables remain constant

In management's opinion, this is a reasonably possible change in currency rates given current market conditions This analysis assumes all other variables, in particular interest rates and other foreign currencies, remain constant The analysis is performed on the same basis for 2006

Interest rate risk management

The company has no significant direct exposures to fluctuations in interest rates other than those on interest bearing cash balances The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those cash balances in the period was 5 16% (2006 5 00%)

45 Financial instruments (continued)

Credit risk management

Credit risk refers to the risk that counterparties will default on their contractual obligations resulting in financial loss to the Company For cash and cash equivalents and treasury deposits, the Company only transacts with entities that are equivalent to investment grade and above and Group treasury policy dictates that less than 20% of the total balance on cash and cash equivalents and treasury deposits will be deposited with counterparties who have a Moody's credit rating of less than Aa1 Other financial assets consist of amounts receivable from related parties The Company's exposure to significant concentration of credit risk on receivables from related parties is detailed in note 46

Liquidity risk management

Ultimate responsibility for the liquidity risk management of the Company rests with the Board of Directors which manages the liquidity requirements of the Company in terms of short, medium and long-term funding requirements The Company manages liquidity risk via the Group's Treasury function using sources of financing from other Group entities and investing excess liquidity The Company manages excess reserves by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities

The following tables detail the Company's remaining contractual maturity for its non-derivative financial liabilities The tables have been drawn up based on the earliest date on which the Company can be required to pay The table includes both interest and principal cash flows

2007	Less than one month $'000	1 2 months $'000	2 3 months $'000	3 6 months $'000	More than 6 months $'000	Total $'000
Contingent consideration	–	9,625	–	–	17,500	27,125
Unsecured loan notes issued on acquisition	–	1,865	–	257	–	2,122
Amounts owed to subsidiary undertakings	–	–	–	–	199,049	199,049
	–	11,490	–	257	216,549	228,296

2006	Less than one month $'000	1 2 months $'000	2 3 months $'000	3 6 months $'000	More than 6 months $'000	Total $'000
Amounts owed to subsidiary undertakings	–	–	–	–	59,372	59,372

Management do not expect amounts owed to subsidiary undertakings to be repaid in the next operating cycle

Fair value of financial instruments

The carrying amounts of financial assets and liabilities recorded at amortised cost in the financial statements approximate their fair values

46 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, are disclosed below

	2007 $'000	2006 $'000
Cambridge Silicon Radio Limited		
– Funding received from Cambridge Silicon Radio Limited	118,779	13,716
– Services received from Cambridge Silicon Radio Limited	14,149	12,596
– Interest charged on intercompany balance	6,749	–
CSR Employee Benefit Trust		
– Funding provided	(19,881)	–

Balances between the Company and its subsidiaries, which are related parties, are disclosed below

	2007 $'000	2006 $'000
Cambridge Silicon Radio Limited	(199,049)	(59,372)
CSR Employee Benefit Trust	19,881	–

FIVE YEAR SUMMARY

	2003 $000	2004 $000	2005 $000	2006 $000	2007 $000
Results					
Turnover	67,622	253,146	486,531	704,695	848,622
Underlying operating (loss) profit*	(2,407)	58,457	112,851	151,056	171,707
Operating (loss) profit	(2,407)	58,457	111,936	148,995	150,098
(Loss) profit before tax	(1,616)	58,980	114,366	154,397	155,599
Taxation	4,540	2,579	(31,210)	(43,200)	(42,795)
Profit for the financial year	2 924	61,559	83,156	111,197	112,804
Assets employed					
Non-current assets	8,603	20,937	118,883	140,442	249,298
Net current assets	27,546	137,314	160,133	269,000	267,717
Non-current liabilities	-	(1,160)	(1,979)	(3,233)	(8,350)
Long term provisions	(756)	(1,606)	-	-	-
Net assets	35,393	155,485	277,037	406,209	508,663
Key statistics	$	$	$	$	$
Earnings per share	0 03	0 53	0 67	0 86	0 86
Underlying diluted earnings per share*	0 03	0 48	0 63	0 83	0 94
Diluted earnings per share	0 03	0 48	0 62	0 82	0 83

*Excluding the amortisation of acquired intangible assets and, in 2007, the patent dispute settlement of $15 0 million

The amounts disclosed for 2003 are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS

The principal differences between UK GAAP and IFRS that resulted in a restatement of the 2004 financial statements on transition were as follows

- A charge was recognised in respect of share options falling under the scope of IFRS 2,
- The deferred tax asset was increased as a result of the additional tax benefit in the year from the recording of share-based payment charges,
- Computer software was reclassified on the balance sheet so as to be intangible assets,
- Amounts were reclassified on the balance sheet between treasury deposits and cash and cash equivalents,
- Tax liabilities were shown separately on the balance sheet,
- Liabilities related to the purchase of intangible licences under payment plans were reclassified as finance leases,
- Provisions were split between those greater than one year and less than one year

The only period affected by the transition was 2004, 2005 was presented under IFRS

Detailed disclosures for the effect of the transition to IFRS were given in the 2005 financial statements

SHARE AND CORPORATE INFORMATION

CSR plc
Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH
Registered in England and Wales number 4187346
www csr com

Advisors

Auditors	Deloitte & Touche LLP
Corporate brokers	JPMorgan Cazenove Limited, UBS Limited
Solicitors	Slaughter and May
Bank	Lloyds TSB Bank plc

Share information at 13 March 2008

Shares outstanding	132,307,545
Trading symbol	CSR
Country of register	Great Britain
Market	London Stock Exchange
SEDOL	3414738
Registrar	Equiniti Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

Shareholder information

	Disclosed holding[1]	% of issued ordinary share capital
The BlackRock Group	19,494,019	14 73%
Barclays PLC	15,993,621	12 09%
Schroders Plc	13,566,408	10 25%
Legal & General Group PLC and its subsidiaries	7,108,357	5 37%
Aberforth Partners LLP	6,687,110	5 05%
Capital Group International Inc and its subsidiaries	4,985,757	3 77%
SR Global Fund LP	4,264,325	3 22%

[1]at 13 March 2008
Based on notifications to the Company in accordance with the Companies Act 1985

Share capital structure

Holding	Number of shareholders	% age of total shareholders
1 – 1,000	659	43 53
1,001 – 5,000	341	22 52
5,001 – 10,000	130	8 59
10,001 – 50,000	186	12 28
50,001 – 100,000	63	4 16
100,001 – 250,000	53	3 50
Over 250,000	82	5 42
Total	1,514	100 00

GLOSSARY OF INDUSTRY TERMS

analogue a continuous representation of phenomena in terms of points along a scale each point merging imperceptibly into the next analogue signals vary continuously over a range of values real world phenomena such as sound light and touch are analogue

application software software that is written specifically to address a real world problem or task

baseband describing that part of a radio telecommunication system in which information is processed before modulating on to or after demodulating off a radio frequency (RF) carrier wave

baseband processor that part of a chip which is designed to implement in a digital format the algorithms protocols and logic required to implement for example a standard such as the Bluetooth wireless standard

bit a unit of information a computational quantity that can take one of two values such as true and false or 0 and 1 also the smallest unit of storage sufficient to hold one bit kbit or Mbit

bill of materials a list of the individual parts (or material) which comprise a finished product and the cost of each of those individual parts

BlueCore means the CSR family of single chip CMOS based (see below) Bluetooth solutions which integrate onto one chip the Radio Frequency (RF) baseband and communications protocol stack

Bluetooth protocol stack the communications software which is required together with the baseband processor and other subsystems to implement the Bluetooth standard

Bluetooth qualified certified by one of a number of organisations approved by the SIG as meeting the Bluetooth specification and Bluetooth qualified products are end products and modules which are Bluetooth qualified

Bluetooth specification the specification determined by the SIG which defines the parameters which a device providing a Bluetooth system must meet different versions of the Bluetooth specification are designated v1 0 v1 1 v1 2 and v2 0

CDMA code division multiple access is the means by which many users of radio waves can communicate using the same frequency but different (unique) codes so that the only people able to understand the communication are the sender and receiver

cellular/cellular device derives from cellphone and means a mobile phone or other device which communicates through a network of radio cells

CMOS Complementary Metal Oxide Semiconductor technology a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration

chip short for a microchip semiconductor device or integrated circuit

chipset the term chipset is commonly used to refer to a set of specialised chips that work together on a host platform such as the motherboard of a PC

co-exist/co-existence means the ability of two systems to operate in parallel without interfering with the other

communications protocol stack communications software which is required together with the baseband processor and other subsystems to implement a wireless communications standard

connectivity enabling two electronic devices to communicate with each other and transfer data (voice /audio/music/picture/word files) using radio waves

converged phones phones capable of switching between fixed broadband and wireless telecommunications networks automatically without interruption in the reception or transmission of voice or data

CSP Chip-Scale Package a semiconductor package which is as small as the semiconductor chip and is used for small form factor applications such as mobile phones PDAs and wireless devices

customer applications software software that is not generic and which is written to specifically address a customer-defined problem or task

DSP Digital Signal Processor a device which enables computer manipulation using processing elements or stored programs of analogue signals which have been sampled and converted to digital form

designed-in where an ODM or OEM adopts into its product design a solution provided by a third party supplier

design win CSR records a design win when a product using one of its IC s becomes Bluetooth qualified

die another word for chip often used to refer to the chips whilst they are still an integral part of the silicon wafer or where they have been cut from the wafer but are as yet unpackaged

digital the representation of data by a series of bits or discrete values such as 0s and 1s

dongle an electronic device that is usually plugged into the USB port of a computer in order to provide added functionality

download to receive data from a remote or central system A download is any file that is offered for downloading or that has been downloaded

EDR Enhanced Data Rate is an extension of the Bluetooth standard enabling faster communication of larger files (videos and music) by a rate of up to 3 times faster than conventional methods

embedded solution a system in which all processing is carried out on chip without the need for an external host processor

end products products from a manufacturer which are in their final form and ready for the user examples include PCs and mobile phones

fab short for silicon fabrication facility manufacturing plant or foundry

fabless short for fabricationless a business model used in the semiconductor industry where the manufacture (or fabrication) of IC s is subcontracted to a foundry

fabless semiconductor company company that uses a third party semiconductor fabrication service to manufacture silicon chips as opposed to fabrication facilities owned directly

firmware software which interfaces with and typically configures and manages the hardware in a system

flash memory electronic memory where the contents (usually an applications program) may be programmed prior to use and which retains its contents irrespective of applied power

FM frequency modulation a technique of broadcasting radio signals which modulates (adjusts) the pitch of the radio wave to communicate the wanted signal

foundry a semiconductor manufacturing site that makes integrated circuits

GHz giga Hertz

GPS Global Positioning System a satellite based radio navigation system that allows receiving devices to determine an accurate location on the surface of the planet

GSM/GPRS GSM (Global System for Mobile Communications) the most common digital mobile standard GPRS (General Packet Radio Service) a digital mobile standard designed to send and receive voice and data such as email information from the web and which is able to transmit data at higher rates than the GSM standard

hardware solution a solution where data is manipulated by a series of gates and registers whose function is not modified through programmable instructions

host software software running on the system in which the device is embedded

IC or integrated circuit a semiconductor device consisting of many thousands or millions of interconnected transistors and other components

ISO International Standards Organisation the international organisation responsible for developing and maintaining worldwide standards for manufacturing environmental management systems computers data communications and many other fields

ISO 9000 a series of international standards for quality assurance in business practices ratified by the ISO beginning in 1987 Certification of ISO 9000 compliance is important for selling many types of goods and services including data communications equipment and services

Internet protocols the communications protocols used over the Internet

kbs 1kbs is a unit of 1024 bits per second

low latency refers to the period of delay (usually measured in milliseconds) required for the conversion between analog and digital representations of the sound data Devices such as computers can only process digital data Thus the analog data it receives on microphone or line-in inputs must be converted to digital data After processing of data the processed data must be converted back to an analog signal before it can be output to speakers and played back Low latency thus means a lower period of delay for this process to take place

Mb or Mega Byte 1024 times 1024 bytes where 1 byte is equal to 8 bits

memory any device that can store data in machine readable format which may include RAM ROM and Flash

microcontroller often defined as being a microprocessor together with its memory and a means of allowing input and output

microprocessor a computer with its entire CPU contained on one integrated circuit

modem A device that enables electronic equipment to transmit and receive data over a network

mono-headset a mobile headset which connects to a mobile phone PDA MP3 player or other device using Bluetooth and sits in one ear of the user

motherboard the principal printed circuit board embedded within an electronic product

MP3 a file format which compresses or 'shrinks' voice and music files for transfer between one electronic device to another whilst retaining CD quality audio

non-cellular /non cellular device as used by CSR means an electronic device which uses Bluetooth but is not a cellular device

NFC or Near Field Communication is a short-range high frequency wireless communication technology which enables the exchange of data between devices over a distance of about 4 centimetres Its application includes secure payment transactions using the customers mobile phone or transfer of files for example photo images from a digital camera to a PC

ODM or Original Design Manufacturer a manufacturer that designs and manufactures equipment for another company who will in turn sell this to the end user

OEM or Original Equipment Manufacturer a manufacturer that sells equipment to retail and wholesale outlets

PAN Personal Area Network a short distance wireless network specifically designed to support portable and mobile computing devices

PC personal computer

PDA personal digital assistant a pocket sized personal computer

Personal Navigation Device or PND is a portable electronic product which combines a positioning capability (such as GPS) and navigation functions and enables the user to find out where they are located and get directions to move from one place to another

package the package of a semiconductor is the physical and electrical interface between the chip and the system in which it operates

product qualification the approval of a product or process for use by an ODM or OEM

profile a set of specifications defined by the SIG aimed at facilitating communication between classes of Bluetooth enabled devices examples include the headset and hands free profiles

protocol a method by which two dissimilar systems can communicate

push to fix used in conjunction with PND to represent the act of making an ad hoc estimate of a users location ie to obtain a location fix

RAM random access memory

RF radio frequency frequencies of electromagnetic waves between approximately 3 kHz and 300 GHz

ROM read only memory

radio modulation dynamic modification of the characteristics of a radio (electromagnetic) wave in order to convey information

SIG the Bluetooth Special Interest Group

sampling the process of shipping small quantities of a new IC to a customer in order to allow the customer to test the IC in its product prior to adoption of that IC into the customers finished product

semiconductor a material typically crystalline that can be altered to allow electrical current to flow or not flow in a pattern common semiconductors are silicon germanium and gallium arsenide and the term is also used to apply to IC s made from these materials

silicon a semiconducting material used to make wafers widely used in the semiconductor industry as the basic material for integrated circuits

short range Bluetooth is principally used for communicating over ranges of up to 10 metres

sniffer software that is combined with hardware for monitoring data and voice traffic on a network over the air

skype is a software program that allows users to make telephone calls over the internet

stereo headset a mobile headset which connects to a mobile phone, PDA MP3 player or other device using Bluetooth and sits on both ears of the user

SOC System on chip is a technology that takes all the necessary electronic circuits and parts for a complete system and integrates them into a single circuit (Silicon chip)

software solution a solution where instructions and data are read from memory (or memories) and then the instructions interpreted and executed by a microprocessor to modify the data in the intended way

software stack software required to implement the Bluetooth standard

tape out in electronics design tape out is the final stage of the design cycle of integrated circuits or printed circuit boards the point at which the description of a circuit is sent for manufacture The roots of the term are traced back to early ways of printed circuit board design when the enlarged (for higher precision) artwork of PCBs was manually taped out of tape and adhesive covered PCB footprints

total addressable market the size of a potential market for a given product normally assessed in potential financial value or the number of units of a product which could be sold to that market

transistor the basic building block of modern semiconductor microelectronics a transistor regulates current flow or voltage

Ultra Low Power (ULP) Bluetooth is designed to work side by-side with and complement Bluetooth It operates in 2 4 GHz ISM band Devices using ULP Bluetooth will be smaller and more energy efficient than their Bluetooth counterparts

Unlicensed Mobile Access (UMA – also known as GAN Generic Access Network) is the technology that enables GSM voice and GPRS data services to be provided over unlicensed radio interfaces such as Wi-Fi

urban canyon is a built up urban environment similar to a natural canyon which interrupts radio signals It is caused by streets cutting through dense blocks of structures especially skyscrapers or other tall buildings

USB Universal Serial Bus an interface between a computer and add on devices

UWB Ultra wideband a wireless technology for transmitting large amounts of digital data over a wide spectrum of frequency bands with very low power for a short distance

VoIP Voice over Internet Protocol The technology used to transmit voice conversations over the packet based protocol at the heart of the internet

Wi-Fi Wi Fi short for wireless fidelity (also known as IEEE 802 11a/b/g) is an 1155 Mbs raw radio bit rate data centric wireless communication standard typically associated with wireless computer networks at home and in the office and public spaces

wafer a disc made of a semiconducting material such as silicon usually between 150mm (6") and 300mm (12") in diameter in which integrated circuits are manufactured a wafer may contain several thousand individual integrated circuits

WLCSP Wafer Level Chip Scale Packaging The technology of packaging a chip at the wafer level instead of the traditional process of assembling the package after the wafer has been diced into individual chips (see CSP)

wireless modem a modem that accesses a wireless network

yield when used in connection with manufacturing the ratio of the number of usable products to the total number of products on a wafer

CSR'S SUBSIDIARIES, BRANCHES AND OFFICES

United Kingdom
Cambridge Silicon Radio Limited
Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH
UK
Tel +44 1223 692000
Fax +44 1223 692001
www csr com

Churchill House
Cambridge Business Park
Cowley Road
Cambridge
CB4 0WZ
UK
Tel +44 1223 692000
Fax +44 1223 692001
www csr com

Selwyn House
Cambridge Business Park
Cowley Road
Cambridge
CB4 0WZ
UK
Tel +44 1223 692000
Fax +44 1223 692001
www csr com

St John's House
St John's Innovation Park
Cowley Road
Cambridge
CB4 0WS
UK
Tel +44 1223 692000
Fax +44 1223 692001
www csr com

Office 17
The Stables
Wellingore
Lincoln
Lincs
LN5 0HX
UK
Tel +44 1522 810088
www csr com

Abbey Business Centre
Abbey House
83 Princes Street
Edinburgh
Mid Lothian
EH2 2ER
UK
Tel +44 131 718 0850
Fax +44 131 718 0851
www csr com

China
CSR (Shanghai) Co , Ltd
Rm 2201-05
Platinum Building
No 233 Taicang Road
Luwan District
Shanghai
P R C 200020
Tel +86 21 6135 2100
Fax +86 21 6135 2199
www csr com

Denmark
CSR Denmark
NOVI Science Park
Niels Jernes Vej 10
9220 Aalborg East
Denmark
Tel +45 99 324 100
Fax +45 99 324 101
www csr com

France
Cambridge Silicon Radio SARL
Les Deux Arcs
Bâtiment B
1800 route des Crêtes
Sophia Antipolis
06560 Valbonne
France
Tel +33 489 737 000
Fax +33 489 737 001
www csr com

India
CSR India Pvt Ltd
11th Floor
Tower 'C'
IBC Knowledge Park
No 4/1 Bannerghatta Main Road
Bangalore 560 029
Karnataka
India
Tel +91 80 2518 3000
Fax +91 80 2518 3001
www csr com

Japan
CSR KK
9F Kojimachi KS Square
5-3-3 Kojimachi
Chiyoda-ku
Tokyo 102-0083
Japan
Tel +81 3 5276 2911
Fax +81 3 5276 2915
www csr com

South Korea
Cambridge Silicon Radio Korea Ltd
15F West Wing POSCO Center
892 Daichi-Dong
Gangnam-Gu
Seoul 135-777
South Korea
Tel +82 264 442 000
Fax +82 264 442 001
www csr com

Cambridge Silicon Radio Korea Ltd
3F Sinwon Building
275-28 Hwangsang-Dong
Gumi 730-932
South Korea
Tel +82 544 768 677
Fax +82 544 768 680
www csr com

Sweden
NordNav Technologies AB
Stadsgården 10
S-116 45
Stockholm
Sweden
Tel +46 839 0000
Fax +46 841 247 40
www csr com

CSR Sweden AB
Emdalavagen 16
S-223 69
Lund
Sweden
Tel +46 46 288 1600
Fax +46 46 288 1601
www csr com

Taiwan
CSR Taiwan
6F No 407 Ruey Kuang Road
Neihu
Taipei 11492
Taiwan
R O C
TEL +886 2 2650 2000
FAX +886 2 2650 2099
www csr com

CSR Taiwan
11F, No 146 Jhongshan Road
Chungli
Taoyuan 32041
Taiwan
R O C
Tel +886 3 4267 000
Fax +886 3 4267 001
www csr com

USA
Cambridge Silicon Radio, Inc
2425 N Central Expressway
Suite 1000
Richardson
Dallas
Texas 75080
USA
Tel +1 214 540 4300
Fax +1 972 231 1440
www csr com

Clarity Technologies, Inc
1740 Opdyke Court
Auburn Hills
Detroit
Michigan 48326
USA
Tel +1 248 409 1400
Fax +1 248 409 1401
www csr com

Forward Looking Statements

The Annual Report contains certain forward looking statements Statements containing the words 'believes', 'intends', 'expects', 'anticipates', and other words of similar meaning are forward looking These statements are made by the directors in good faith, based on the information available to them up to the time of the approval of this report By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future Actual results may differ from those expressed in such statements, depending on a variety of factors These factors include consumer and market acceptance of our products and the products that use our products, decreases in the demand for our products, excess inventory levels at our customers, declines in average selling prices of our products, cancellation of existing orders or the failure to secure new orders, our failure to introduce new products and to implement new technologies on a timely basis, our failure to anticipate changing customer product requirements, fluctuations in manufacturing and assembly and test yields, our failure to deliver products to customers on a timely basis, disruption in the supply of wafers or assembly or testing services the timing of significant orders, increased expenses associated with new product introductions, masks, or process changes, the commencement of, or developments with respect to, any future litigation, the cyclicality of the semiconductor industry, and overall economic conditions CSR undertakes no obligation to update the forward looking statements contained in the annual report or any other forward looking statements it may make

END

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